24-10076

03040018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Chateau Routon, Inc., a California corporation

(Exact name of issuer as specified in its charter)

California

(State or other jurisdiction of incorporation or organization)

2800 Omo Ranch Road, Fairplay, California 95684

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert Routon, 2800 Omo Ranch Road, Fairplay, California 95684, (530) 620-5818

(Name, address, including zip code, and telephone number, including area code, of agent for service)

0172	56-2398096
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Robert Allen Routon Home: 2700 Omo Ranch Road Somerset, CA 95684 Business: 2800 Omo Ranch Road Fairplay, CA 95684	Sheila D. Routon Home: 2700 Omo Ranch Road Somerset, CA 95684 Business: 2800 Omo Ranch Road Fairplay, CA 95684	Robert Anthony Routon Home: 4018 Alamo Court El Dorado Hills, CA 95762 Business: P.O. Box 99203 Stockton, California

(b) the issuer's officers;

Robert "Bob" Routon - President

Sheila D. Routon - Secretary

Robert "Tony" Routon - Chief Financial Officer

(c) the issuer's general partners: **Does not apply**

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Robert Allen Routon 2700 Omo Ranch Road Somerset, California 95684	Sheila D. Routon 2700 Omo Ranch Road Somerset, California 95684

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Robert Allen Routon 2700 Omo Ranch Road Somerset, California 95684	Sheila D. Routon 2700 Omo Ranch Road Somerset, California 95684

(f) promoters of the issuer:

Robert Allen Routon 2700 Omo Ranch Road Somerset, California 95684	Sheila D. Routon 2700 Omo Ranch Road Somerset, California 95684

(g) affiliates of the issuer;

Robert Allen Routon 2700 Omo Ranch Road Somerset, California 95684	Sheila D. Routon 2700 Omo Ranch Road Somerset, California 95684

(h) counsel to the issuer with respect to the proposed offering:

B. Paul Husband, Esq., 10 Universal City Plaza, Suite 2000
Universal City, California 91608

(i) each underwriter with respect to the proposed offering: **None**

(j) the underwriter's directors: **Does not apply**

(k) the underwriter's officers: **Does not apply**

(l) the underwriter's general partners: **Does not apply**

(m) counsel to the underwriter **Does not apply**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Does not apply.**

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **Does not apply.**

The issuer has not had a net income from operations of the character in which the issuer intends to engage for either of its last two fiscal years.

ITEM 4. Jurisdictions In Which Securities Are To Be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. **None.**

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

California, Nevada, Arizona and Michigan. The securities will be offered by the issuer without any underwriter, dealer and/or sales person. The securities will be offered to friends, family, acquaintances, and business associates in other businesses of the shareholders of the issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: **Does not apply**

(2) the title and amount of securities issued: **Does not apply**

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof **Does not apply**

(4) the names and identities of the persons to whom the securities were issued: **Does not apply**.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): **Does not apply.**

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption

Regulation A, based upon compliance with applicable rules. Section 3(b) of the Securities Act of 1933. The issuer is a corporation organized under California law. The issuer is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 immediately before the offering.

The issuer is not an investment company, registered or required to be registered under the Investment Company Act of 1940. No fractional interests in oil and gas, or similar interests in mineral rights have been issued by the issuer, nor does the issuer expect that any such interests will be offered by issuer at any future time.

The issuer may also rely upon the transactional exemption contained in Section 4(6) of the 1933 Act, depending upon the nature of the purchasers of the Class A non-voting common stock which is issued hereby. The issuer may also rely upon any other exemption for which the offering is eligible.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. **No.**

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those be offered for the period of distribution. **None.**

(2) To stabilize the market for any of the securities to be offered. **None.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **Does not apply.**

The issuer intends to sell Class A common stock itself without utilizing a broker, underwriter or any third party.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **None. Does not apply.**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **None. Does not apply.**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. Yes. Distribution and publication of the Rule 254 will be commenced on December 1, 2003.

Chateau Routon, Inc.

Type of securities offered: **Class A non-voting common stock**

Maximum number of securities offered: **500,000 shares**

Minimum number of securities offered: **200,000 shares**

Price per security: **$10.00**

Total proceeds: If maximum sold: **$5 Million**

If minimum sold: **$2 Million**

Is a commissioned selling agent selling the securities in this offering? **No.** If yes, what percent is commission of price to public? **Does not apply.**

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?
[X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group,
Such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?
[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR

REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[X] Is in the development stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):____________________________

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: None; however, qualification and/or exemptions will be sought in the following states:

State	*State File No.*	Effective Date
California	None as yet	Unknown
Nevada	None as yet	Unknown
Arizona	None as yet	Unknown
Michigan	None as yet	Unknown

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 155 pages.

THE COMPANY

1. Exact corporate name: Chateau Routon, Inc.

   State and date of incorporation: California; July 28, 2003

   Street address of principal office: 2800 Omo Ranch Road, Fairplay, CA 95684

   Company Telephone Number: (530) 620-5818

   Fiscal year: 6/30
   (month) (day)

Person(s) to contact at Company with respect to offering:

Robert Allen Routon

Telephone Number (if different from above): Same.

RISK FACTORS

1. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) **INVESTMENT IN CLASS A COMMON STOCK OF THE COMPANY INVOLVES A HIGH DEGREE OF RISK BECAUSE WE ARE A NEWLY FORMED COMPANY AND THEREFORE THERE IS NO CORPORATE OPERATING HISTORY UPON WHICH TO EVALUATE OUR POTENTIAL FOR SUCCESS.**

Prior to forming Chateau Routon, Inc., in 2003, we have had no corporate history from which one could evaluate our operating performance or our company's potential for success . Additionally, we face many risks inherent in a start-up business, including difficulties and delays which may be encountered with the commencement of operations, building the proposed building for the production facility, barrel room, retail sales area and office facilities. We also face risks of starting up as a result of unforeseen operational difficulties as well as the potential that we may have underestimated the initial and ongoing costs.

(2) **THE NEXT BIGGEST RISK TO SUCCESSFUL OPERATION OF CHATEAU ROUTON INC. IS WHETHER OR NOT THE MANAGEMENT CAN SELL WINE.**

The key to financial success of Chateau Routon Inc., is whether or not we can sell the wine we will make. We have not had prior experience selling wine. We believe that we can sell wine, based upon our marketing plan. Our marketing plan is discussed in greater detailed in section 2(b) below, but generally, the marketing plan is based upon wine club sales, sales based on our tasting room, and internet sales. We will have two wine clubs: The Founders Wine Club will be open only to our shareholders. We expect that this wine club will be formed and completed prior to production to our first bottle of wine. We will also focus on a Premium Wine Club which will be opened to the general public and which will be developed in substantial part through our tasting room. We intend to build a beautiful building with attractive landscaping, which will make our tasting room a desirable place for repeated visits by wine connoisseurs. In our building, we will have an art gallery, as well as a tasting room, winemaking facilities, storage and administrative offices. We will offer our site for weddings and conferences, which are expected to augment traffic and sales of wines. We also expect to affiliate with an internet website through which we can sell wine direct to the public through the internet. We will make several varieties of wine, but we plan to specialize in the submarket niche of making a California Port wine utilizing Portuguese Port varietal grapes, and other selected varietals.

(3) **THE COMPANIES SUCCESS DEPENDS HEAVILY ON BOB ROUTON. HIS LOSS COULD HARM OUR ABILITY TO COMPLETE THE CONSTRUCTION AND SUCCESSFUL COMMENCEMENT OF OPERATION.**

Robert Routon has a general contractor's license, and will be acting as the general contractor for the company in the construction of our facilities. He will also be the Chief Executive Officer of the company. In the event Mr. Routon were to die or become disabled, it would be very difficult to replace him and the companies success could be jeopardized as a result. Mr. Routon is a cancer-survivor. We do not intend to obtain life insurance on Mr. Routon's life.

(4) **BECAUSE OUR OPERATING MANAGEMENT DOES NOT HAVE PRIOR EXPERIENCE IN OPERATING A WINERY AND MANAGEMENT HOLDS ALL VOTING COMMON STOCK, A RISK FACTOR IS PRESENTED.**

Our founders and operating management, Robert Allen Routon and Sheila Routon have not had experience operating a winery prior to the present venture. Although, the Routons have successfully operated other businesses, and have consulted and will continue to consult with others with winery operation experience, neither Mr. Routon nor Mrs. Routon has previously operated a winery. We have contracted with Ms. Shelley Lovejoy, a vineyard manager with experience. We have consulted with professors at University of California at Davis concerning selection of grape varietals well suited for the soil, elevation and climate of our vineyard. We have consulted with Mr. Robert Harr, formerly a senior maintenance technician with Mondavi Woodbridge concerning equipment needed for our operations. We have contracted with an experienced winemaker, James L. Olsen of Olsen Wine Consulting, Alamo, California, to assist us in making our first menu of wines for sale to the public in fall of 2004, and on an ongoing basis. Mr. Olsen has decades of experience making wine in California, including experience making port-style wines.

Additionally, the Class A common stock offered for sale is non-voting stock. The Class B voting common stock is all held by Mr. and Mrs. Routon and/or their family members. Therefore, Robert A. Routon and Sheila Routon will have complete management control of the business, despite their lack of prior of operating experience of a winery.

(5) **THE POSSIBILITY OF INSUFFICIENT CAPITAL IS AN ADDITIONAL RISK.**

Our company proposes to build a winery, purchase grapes, make and sell wine, and acquire additional land to develop as vineyard acreage, which would belong to the company with the proceeds of this offering. If only the minimum subscription is achieved, or in the event that unforeseen circumstances require more cash than presently is anticipated, a shortage of available capital could endanger the success of the venture. The ability of the company to obtain additional cash by borrowing during this start up stage is uncertain. The commencement of operation of a winery requires significant capital. Therefore, there is a risk that there will not be sufficient capital generated by this offering to successfully commence and operate company's business.

(6) **THE MARKET FOR CALIFORNIA WINE HAS RECENTLY EXPERIENCED A DOWNTURN AND MARKET CONDITIONS FOR THE CALIFORNIA WINE INDUSTRY POSE A SIGNIFICANT RISK FOR THE COMPANY.**

The number of wineries in California and the amount of acreage devoted to the production of wine grapes has grown substantially over the past twenty years. Production capacity for wine grapes in California has greatly increased. There has been a downturn in the market for California wine during 2002 and 2003. This downturn has caused some California wineries to fail. These market conditions includes risks from foreign competition as well as overproduction. The company believes that its plans will succeed notwithstanding the downturn in the California market. Nonetheless, in the event of the continuation of the present trends, and/or substantial additional downturns in the California market for wine, the success of the company could be imperiled.

(7) **PESTS AND FUNGAL DISEASE PRESENT RISKS.**

Damage to the vineyard from insects or fungal diseases present a risk to the operation to Chateau Routon. The insect pests of which we are presently aware include Mealy bugs, Leafhoppers, Omnivorous Leafrollers, Spider Mites, Western Flower Thrips, Western Grapeleaf Skeletonizers and Phylloxera. The fungal diseases which present a risk to a vineyard in the Fairplay viticultural area include powdery mildew, bunch rot, eutypa dieback, armillaria root rot, black measles, and phomopsis.

Birds and deer can also damage grape crops and are therefore considered pests and risks to Chateau Routon.

(8) **DROUGHT OR FROST RISKS.**

The possibility of a drought is a risk of agricultural enterprises in California. In a study of rainfall in our area, which we have reviewed, for the period 1987 to 1996, the annual rainfall ranged from a low of 19.97 inches in 1990 to a high of 69.42 inches in 1996. For this same ten year period from 1987 thru 1996, in six years, there were no days with the temperature under 32 degrees Farenheit between April 1, and October 31, that is, the growing season. During three of the years, there were two days during the growing season with temperatures below freezing, and during one of the ten years, there were three days during the growing season with a temperature below freezing. The occurrence of either a drought or frost could damage grape growing operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

1. **With respect to the business of the Company and its properties:**

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Chateau Routon Inc., will make high quality wines, including Zinfandel, Pinot Noir, Barbera, Chardonnay and California Port wines using Portuguese Port varietal grapes. For the Zinfandel, Pinot Noir and Chardonnay, Chateau Routon will seek to purchase grapes from near by vineyards in the Fairplay viticultural area, and/or high quality bulk wine from other California sources. The Barbera grapes and Portuguese Port varietal grapes will be grown on the Routon Vineyard, which is adjacent to the land which will be leased by Chateau Routon, and also on 10 of the 30 acres which are being leased by the Company.

The price ranges are expected to be from $12.00 to $45.00 per bottle based upon the variety of wine.

Chateau Routon will construct a building which will include wine making facilities, storage facilities, a tasting room, an art gallery and administrative offices. This building will be an energy efficient building. Highly significant to our plan is the fact that design of the building will be aesthetically appealing and ecologically responsible. It is our plan that the building will also have patios, a pond, walkways and attractive landscaping. Our location is near the entry into the Fairplay viticultural area, when entering from Mt. Aukum Road. Its setting is picturesque. It is situated on Omo Ranch Road, which is the main road coming into the Fairplay viticultural area. It is our plan to make the winery site, building and surrounding areas appealing to wine connoisseurs. The beautiful scenery of the winery and surrounding area as well as the facility, which will be available for weddings and/or other business or social functions, are planned to attract the wine connoisseurs for repeated business, and to engender in visitors a desire to bring friends when subsequent visits are made.

The Zinfandel, Pinot Noir, Barbera and Chardonnay wines take much less time to bring to maturity and a marketable stage than the California Port wines. Additionally, we plan to purchase high quality bulk wine from California sources to bottle our Zinfandel, Pinot Noir, Barbera and Chardonnay wines in early years of our operation until our own vineyard and the Routon Vineyard are producing a sufficient volume of grapes for our use in making these wines. Accordingly, the Zinfandel, Pinot Noir, Barbera and Chardonnay will be offered first.

One of the key elements of our plan is to make a California Port wine using Portuguese Port varietal grapes as well as other varietals. Port wine is a fortified wine, most commonly made by adding alcohol to the fermentation process. The alcohol content of Port is about 20%, compared to about 14% for regular wine. Portuguese Port wines are made using specific varieties of grapes, including Tinta Cao, Souzao, Touriga and Tinta Madeira. In California, port-style wines are also made with varieties of grapes other than the Portuguese varieties, such as Zinfandel grapes, or Petite Syrah grapes. Presently only the Ficklin Vineyard of Madera, California is a well-established vintner of California Port wine using the Portuguese Port varieties of grapes mentioned above, although, some wineries in the Napa Valley have started growing Portuguese varieties of grapes for use in port-style wines. Importation of Port wines from Portugal has increased substantially in the past 10 years, and interest in California port-style wine has also been increasing. Bob Routon noticed that the prices paid for Portuguese varieties of grapes were higher than prices paid for wine grapes generally. The market for port-style wines consists predominantly of an older demographic. The population of the United States is getting older, and the "Baby Boom" generation is moving into the age range which is considered the prime market for port wines. We believe that there is a favorable niche market for Chateau Routon in making California Port wine using Portuguese Port varietal grapes. The Omo Ranch Road location of Routon's vineyard has soil suitable to grow these Portuguese varietals. Routon's existing 16 acre vineyard presently includes 5005 vines of Barbera, 1,300 vines of Tinta Cao, 776 vines of Souzao and 775 vines of Touriga. Tinta Cao, Souzao and Touriga are Portuguese Port varietal grapes. As a general rule of thumb, there are approximately 750 vines per acre. Additionally, we expect less competition from other wineries in the port-style wines than in other wines. The Routon Vineyard is already among the largest growers of Portuguese port varietal grapes in the Fairplay viticultural area.

In connection with the construction of the Winery, a "rule of thumb" which has been related to Chateau Routon management in the course of our research is that construction cost is approximately $125,000 dollars per one thousand cases of wine to be produced per year. This figure would include both the construction cost, and also the equipment cost. We expect that in our case, the construction and equipment cost will be somewhat more than this $125,000 dollars per thousand cases of wine since we are focusing on making our main building and its surroundings to be as visually appealing to the romantic sensibilities of the wine connoisseurs as possible. We plan on a final volume of fifteen thousand cases of wine per year. Therefore, our anticipated cost will be slightly in excess of $1.875 million dollars for building and equipment. The architect's cost estimate for construction cost of the building is approximately $1.5 million.

The equipment to be acquired will include:

(1) Barrels - $250.00 to $600.00 each, depending on whether we purchase American or French barrels, or a combination of the two;

(2) tanks and punchdown tanks;

(3) a receiving station;

(4) a stemmer crusher;

(5) pumps;

(6) a press;

(7) steam cleaners;

(8) a forklift;

(9) barrel racks;

(10) filters;

(11) ladders;

(12) air conditioner (propane) for case goods and storage;

(13) air compressor;

(14) chiller/heater.

We have a consulting relationship with Robert Harr, who has decades of experience with wine-making equipment. We anticipate that some or all of the equipment we acquire will be used equipment, selected with assistance from Robert Harr.

In the Fairplay viticultural area, there are eleven wineries. They are all housed in wood and/or metal framed buildings. A few are newer construction, but most are of older construction. The other wineries in the Fairplay viticultural area make very good wines. However, none of the other vineyards in the Fairplay area offer the type of landscaping and visitor facilities which we plan to implement.

In the Shenandoah Valley, which is five miles away, there are fifteen wineries. The only winery in the Shenandoah Valley which we feel is comparable to what we plan to do is Toscano. Toscano is a new winery with very appealing buildings and grounds. Toscano has a pond, patio, flowers and a very well appointed tasting room. Toscano is a winery to which people are drawn, and to which it appears that customers return and bring their friends.

We believe that there is a good opportunity in the Fairplay viticultural area, our area, for a winery which features a building and grounds of the type which we plan. We believe that we have the ideal location of such a winery. We are located on Omo Ranch Road, which is the main road at the beginning of the Fairplay area. In the Fairplay viticultural area, the wineries appear to be doing well in business; although since all of the wineries in the Fairplay viticultural area are privately held, it is not possible to determine their financial success with any certainty.

The purpose of our business is primarily to sell the wine that we will make. We also expect to earn income from the use of our facilities for weddings, receptions and social events. We also expect to earn income from sales of lithographs and posters of paintings which we will commission and use as a basis for the labels of our wines. Our building will also have an art gallery. We expect to make income from commissions on sales of paintings displayed in our gallery. The art gallery is expected to benefit our overall operation in two ways: (1) income from commissions and sales; and (2) it will make our tasting room a more desirable location to draw customers initially and on a repeated basis, and thereby increase wine sales.

(b) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The wineries of the Fairplay viticultural are, because of the quality of grapes that are grown in this area, generally doing well in today's market. The quality of the grapes grown in the Fairplay viticultural area is becoming recognized in the California viticultural community. For example, even though the Mondavi Winery has its own vineyard in the Napa Valley, it buys grapes from a number of our neighbors for use in making their premium wines. The Fairplay area has been officially designated as a viticultural region.

As discussed above, we expect to compete successfully by having an aesthetically pleasing tasting room and grounds. Our location is favorable, both from the standpoint of soil, climate and altitude, but also from the standpoint of being on the main road into the Fairplay viticultural area, near the entryway from Mt. Aukum Road. We expect to sell almost exclusively to end users (i.e., retail) through our wine clubs and the internet. We expect the prices received by the winery will be better using these methods than by selling through distributors. We expect to carve out a successful niche in port-style wines.

We feel that we will be able to compete effectively because of our marketing plan which includes:

(1) A distinctive building and grounds - it is an old world design aimed at romantic appeal. It is designed to accommodate weddings, corporate meetings and the general public. There will be ponds, patios, walkways, areas for viewing historical artifacts such as Indian grinding stones. There is a creek which runs through the property. There are oak trees, and granite outcroppings. The building is just off of the main road and at the beginning of the row of wineries in Fairplay.

(2) Our stockholders will be the basis of the Founders Wine Club. Our investigation revealed that none of the other wineries in the Fairplay region started with immediate support by means of having a wine club. To small high quality vineyards, a wine club is an extremely important source of sales. By having a Founders Wine Club composed of our shareholders, we will begin with a dedicated wine club, which will include many friends and relatives. They will be motivated wine connoisseurs. There will be many of our shareholders who will want to participate in the activities of the winery and promotion of our product. We expect to have an established wine club in place before our first bottle of wine is corked. While membership in the Founders Wine Club will be limited to our shareholders, we will also form a second Premium Wine Club in which membership will be available to the general public. These two wine clubs are expected to be the source of significant sales.

(3) Internet sales. We will contract with an established internet wine sales organization. By contracting with a established internet wine sales organization, we will be able to sell to the public on a retail basis, and pay only a commission and fees, which will result in much greater income to the Company than sales to a distributor on a wholesale basis.

We are located within forty-five minutes of the fastest growing area in the State of California. This area is east and slightly north of Sacramento. It consists, in substantial part of professional people buying custom homes. It is also the area of some of the largest upscale retirement communities in the state such as the Sun City development. We believe that the professionals buying custom homes and the residents of the upscale retirement communities will include a high percentage of wine drinkers. We believe that these demographics and this type of development are similar to what took place in the Napa Valley twenty years ago.

The company will become a part of California's 13.4 billion dollar wine industry. As of 2001, California had 847 wineries with fixed places of business in California, 17 of which were situated in El Dorado county, where the company will also be located.

Although in the past two years there have been depressed market conditions in California's wine industry, according to the California Wine Institute, in the decade prior to 2002, the California wine industry has been characterized by steady growth. For example, California winery table wine revenues increased from approximately $2.5 billion in 1991 to approximately $6.4 billion in 2001. The California Wine Institute reports that an analysis of wine consumption shows that despite a slower economy and the strength of the U. S. dollar, total California wine sales volume to market rose 1% from the prior year to 450 million gallons in 2001. When this figure is compared to the 375 million gallons shipped in 1991 as well as the fact that total wine sales in the United States have increased from 10.9 billion dollars 1991 to 19.8 billion in 2001, a steady increase in consumer demand is demonstrated. Demands for California wine abroad, increased 3% in 2001 over the year 2000. 96% of the total amount of wine exported by the United States comes from California.

These facts are discussed in greater detailed in Appendix A-1, Wine Institute, Despite economic conditions, September 11 and the strong dollar, 2001 California wine shipments increased by 1%, http://www.wineinstitute.org/communications/statistics/Sales_01.htm, April 9, 2002. *See also* Appendix A-2, Fulmer Melinda, *Los Angeles Times, C1 February 26, 2003.*

Acreage statistics compiled by the California Agricultural Statistics Service (CASS) also indicate an expansion of the wine market in California and around the world. California's 2001 grape acreage is approximately 951 thousand acres. *See* Appendix A-3 *California Agricultural Statistic Service, California Grape Acreage Report, June 2001.* This is a significant increase from 1996 when the total acreage for the United States in grape production was 764 thousand acres. *See* Appendix A-1.

Furthermore, specialized markets have also risen in acreage. The Routon Vineyard has an existing contract to buy its Barbera and Portuguese Port type grapes, although beginning in 2004, we will opt out of this contract in order to have the Routon Vineyard crop available for Chateau Routon, subject to the Company's call option. Nevertheless, general acreage trends for the major types of wine grapes, with the exception of the Barignane and Grenache, have been upward bound. Barbera grape acreage has seen steady growth over the past ten years from 9,770 acres in 1992 to 10,259 acres in 2001. The peak of Barbera acreage was in 1999 at 11,595 acres. *See* Appendix A-3. Additionally, acreage for all red wine accounted for 239,451 acres in 2001, an increase of more than 100,000 acres since 1992. In El Dorado county, there is relatively little competition as the CASS shows that the total acres planted in El Dorado county for Barbera grapes was only 31 acres out of the total 887 acres planted for all red wines in that county. See Appendix A-3.

Finally, the Final Grape Crush Report, re-issued by CASS in 2002, also indicates that the wine market remains strong despite negative market factors. *See* Appendix A-4, California Agricultural Statistics Service, *Final Grape Crush Report 2001 Crop,* September 2002. The report shows that for 2001, the total tonnage of Barbera grapes from District 10 (which includes El Dorado County) was 378.9 tons out of the total 108,095.9 tons produced statewide. *See* Appendix A-4. Although, tonnage of red wine grapes was down six percent from 2000, the average price for the 2001 crop was up eight percent from 2000 to $680/ton. *See* Appendix A-4. This price further indicates a rise in price from below $400/ton in 1990 to almost $700/ton. More specifically, the weighted average price of Barbera grapes originating form District 10 was $1,204.86. This figure indicates weighted average base price paid to growers for grapes crushed and delivered to California processor from the crop year using the "Brix" adjustment factors. The price indicated compares favorable from some districts but not to others, with the highest price indicated for Barbera in California being District 3 (Sonoma and Marin Counties) at $1,996.61/ton.

Statistical analysis reveals that the demand for wine is robust both domestically and internationally. Major risk factors associated with the wine industry include, among other more general risks of business and capital formation, the strong dollar and increased overseas competition. Generally however, with the market indicating historically strong demand and increased production as well as rising prices, Chateau Routon's decision to enter into the wine market is at worst reasonable and at best opportune.

(c) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

In the planning of Chateau Routon Inc., we have studied, and developed a definite game plan.

(1) We chose the property carefully. We spent nearly five years researching soils, climate, grape quality, elevation, rainfall, water availability, and chose our present location based on our study and these criteria.

(2) We had a professor of the University of California at Davis bring his vinting class to our ranch site to do soil analysis. Two of his students did their respective thesis projects based upon our property.

(3) We have consulted with another U.C. Davis professor, who developed the UC Davis Vinting Program. He has visited our Ranch, and indicated his approval of our development of our vineyard.

(4) We have met with the growers in this area, and have received a great deal of valuable information from the leaders in our grape growing agricultural community.

(5) We have researched various types of grounds and buildings, have obtained architectural plans for a functional yet attractive design, which we believe will give us the best structure for successful wine making, and in addition also give us a very aesthetically pleasing building.

(6) The company will also provide a site and facility for events such as weddings, reunions and similar meetings. The event hosting aspect is anticipated to interact with the wine sales business, since people attending the events will not only drink the company's wine while at the company's site but are anticipated to be purchasers of wine as well.

(7) We have chosen to plant grape varietals, including Barbera, Tinta Cao, Souzao and Touriga which are not only well-suited to our soil and climate, but which bring higher prices than average wine grapes. Plus, Tinta Cao, Souzao and Touriga are Portuguese Port varietals. We believe that this is a profitable niche which we can fill by making high quality California Port wines using the Portuguese Port varietal grapes.

(8) We have chosen to finance the construction of the building by a stock offering rather than by debt. We believe that this gives us the best opportunity for success because many of our stockholders will also be members of our Founders Wine Club, and also have an interest in promoting the wines that we make. Additionally, equity financing, unlike debt does not involve the running of compound interest against us.

(9) The company is presently growing Tinta Cao, Touriga and Souzao grapes, the Portuguese varietals which are classically used in the making of port wine.

(10) At present, Robert Routon and Sheila Routon have planted 10.6 acres of their 55 acre ranch in Fairplay, California with approximately 6.7 acres in Barbera grapes, approximately 1.7 acres in Tinta Cao grapes, approximately 1 acre in Souzao grapes, and approximately 1 acre in Touriga grapes.

(11) Routons have entered a contract with the Company, which will become fully operative upon the achievement of the minimum subscription of this offering whereby the Company will have a "call option", that is, the right to purchase all of the grapes harvested from Routons' vineyard at a price 10% below the going rate for the type of grapes purchased, in accordance with the United States Department of Agriculture published statistics for Fairplay, California, for that year, subject to payment by the company of expenses and labor of growing and harvesting the crop. In this way, the Company will have access to grapes which it needs to make wine at a price 10% below the going rate, with respect to grapes grown on the Routon vineyard.

(12) The Company will be constructing the facilities for wine making, storage, administrative offices and tasting room on land which is leased by the company from Routons pursuant to a 30 year lease. The plans call for the construction of an attractive building which will be well appointed with landscaping and patios. This planned development is expected to result in both an attractive location for visitors to the tasting room and an efficiently functional winemaking plant.

(13) Chateau Routon Inc., is located in Fairplay, California which is located in El Dorado County, east of Sacramento, California in the foothills of the Sierra Nevada mountain range. The Fairplay region in California has recently been designated as a viticultural area, that is, a designated area for wine production. The altitude and climate of the Fairplay region are conducive to producing high quality grapes. The average price of grapes grown in this region when sold for wine making is higher than the average price for wine grapes grown in California general.

(14) The Fairplay, California area also offers lovely scenery. It is within reasonable driving distance of Sacramento, California and its rapidly expanding suburbs, as well as being within a few hours drive of Lake Tahoe and Reno, Nevada. The company's plan includes development of its tasting room, and attracting tourists and other visitors to the tasting room by signage and radio advertisement.

(15) The company will also offer the use of its grounds and facilities which are very picturesque for events such as weddings, reunions, and corporate retreats. An additional attraction to the company's site is the existence of a Ascension Arabians, a high quality purebred Arabian horse breeding farm owned and operated by Robert and Sheila Routon. One of the

possibilities in wedding planning at Chateau Routon would include weddings involving a horse drawn carriage.

(16) The growing of grapes, selling of the grape crop and bottling of our first wine are intended to commence in 2004.

(17) We believe that California Port wines, using Portuguese varieties of grapes is a niche which can be favorably and profitability developed by Chateau Routon, Inc. The Routon vineyard already grows Portuguese varieties of grapes.

(18) Wine making by the company will commence in 2004, prior to the completion of the company's facilities construction program.

(d)Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The products to be offered by Chateau Routon will be various types of wine, including California Port wine. Ultimately, we intend to make wine exclusively, or at least predominately from the grapes grown on the Routon Vineyard and grapes grown on the land that we lease. Initially, we anticipate making wines with either grapes grown by others, and/or, in some instances, bulk wines purchased from other California sources, and bottled by the company. There are no present existing supply contracts.

We have entered into an agreement with Jim Olsen, an experienced winemaker, to perform consulting services for us as an independent contractor. Mr. Olsen has identified suitable high quality bulk wine, produced in the Sierra Nevada foothills in California, to enable us to bottle and sell wine in 2004.

The services that we offer will be chiefly weddings and receptions. We will have the grounds and facilities for weddings and receptions, and expect to attract this business as a result of advertising and personal contacts with wedding planners.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 11/25/2003, none

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Does not apply.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

At the present time, the only employees in the corporation are Robert Allen Routon, Chief Executive Officer, Sheila Routon, Corporate Secretary and Robert Anthony Routon, Chief Financial Officer. At the present time, we have an independent contracting relationship with a vineyard manager, Ms. Shelley Lovejoy of Lovejoy Consulting Service. We have an independent contracting relationship with winemaster, Jim Olsen, to provide consulting services to us as a winemaster.

We anticipate contracting with outside third-party services to have the grape crop harvested from Routon Vineyard, pursuant to our "call option" contract with Routon Vineyards.

At the present time, none of our employees are members of any union. There have been no strikes, nor any threat to strike.

Robert Allen Routon ("Bob Routon"), Robert Anthony Routon ("Tony Routon") and Sheila Routon have been serving as officers, without pay, at this time. However, Robert Routon will be compensated by the corporation for his services as a general contractor of the winery facility to be built. As a contractor's fee, Robert Routon would receive an amount equal to twenty percent (20%) of the cost of the materials and construction, as is customary in the construction industry. Prior to the end of 2003, it is anticipated that Chateau Routon, Inc. will enter into an employment contract with Bob Routon, Anthony Routon and Sheila Routon for their work, labor and services as Chief Executive Officer and Chief Financial Officer, respectively. It is anticipated that the salary for Bob Routon as Chief Executive Officer will be $75,000 per year, the salary for Sheila Routon as Secretary of the corporation will be $50,000 per year and the salary for Anthony Routon as Chief Financial Officer will be $25,000 per year.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

See Appendix B for a map of the property leased by the Company, the amount of the lease payment annually will be $2,500 per year, plus payment of taxes and assessments, if any. The lease was entered effective as of November 1, 2003 and will expire on October 31, 2033. The lease may be renewed for one additional 20 year term, pursuant to its existing provisions.

We do intend to acquire additional land in the Fairplay viticultural district, close to the Routon Vineyards, subject to the available funds raised pursuant to this offering, and the land price believed to be favorable by our management.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Presently, we do not intend to rely upon patents and/or copyrights in connection with the primary business of the Company. Trade secrets have not as yet been developed, and it is uncertain whether or not trade secrets will be key to the success of the Company. There are no confidentially agreements and/or covenants not to compete in place. There are no current confidentiality agreements or covenants not to compete; however, we do anticipate negotiation of a confidentiality agreement with a winemaster. Whether or not a covenant not to compete with a winemaster will be feasible or appropriate is not presently known.

We have applied for Lanham Act trademark protection for our trademark "Chateau Routon" for designation of our wine. We have received an opinion from trademark counsel following a trademark availability search that the mark "Chateau Routon" to designate wine is available for adoption, use and registration. We caused an "intent-to-use" application to be filed with the United States Patent and Trademark Office in September 2003. Our application has been designated Application Serial Number 76/542,154. We have been advised by trademark counsel that we can expect the Patent and Trademark Office to take action on our application in or about March 2004.

We expect to commission paintings on a work for hire basis which we will use as a basis for our wine bottle labels and also for posters and lithographs which we intend to sell at our tasting room. It is not certain at this point whether any significant revenue will result from sales of the posters or lithographs, but we expect the aesthetically pleasing labels and availability of posters and/or lithographs at our tasting room will enhance customer loyalty, repeat business for wine sales and serve as favorable advertising for the Company.

No amounts have been charged to the Company for research and development during the last fiscal year. The expenses of research and development concerning the pre-incorporation planning activity of the Company have been borne by Robert Routon and Sheila Routon, who own the Class B common stock of the Company.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

1. El Dorado County Planning Commission.

   The El Dorado County Planning Commission issues building permits for construction in El Dorado County. It will be asked to approve the plans for the construction of the building, and issue a building permit.

2. California Department of Fish & Game.

   The California Department of Fish & Game has the authority to regulate run-off water from the vineyards, and also to regulate game, including deer, which are potentially a pest to the vineyard.

3. California Environmental Protection Agency.

   The California Environmental Protection Agency may regulate the waste products of the wine making process, such as grape skins. The California Environmental Protection Agency may also have authority to regulate pesticides and/or fertilizer used in the vineyards.

4. California Department of Pesticide Regulation.

   As its name implies, this agency has the authority to regulate the use of pesticides. Their authority overlaps with the California Environmental Protection Agency, the California Department of Toxic Substance Control and also the United States Environmental Protection Agency.

5. California Department of Toxic Substance Control.

   The California Department of Toxic Substance Control has authority to regulate toxic substances, including pesticides which may be used on the vineyard.

6. California State Water Resources Control Board.

   The California State Water Resources Control Board can regulate water run-off from the vineyards, and can also set other regulations on water use, and the use of water which would have an effect on the watertable in California.

7. Central Valley Regional Water Quality Control Board.

   This Central Valley Regional Water Quality Control Board overlaps in regulatory authority with the State Water Resources Control Board. It may also regulate run-off and water usage which may effect the watertable. Since Chateau Routon is located in the Sierra foothills at approximately 2,200 feet of elevation, it is anticipated that regulations concerning water use which would affect the watertable which may be imposed on farmers in the Sacramento and/or San Joaquin Valleys may not be imposed on Chateau Routon due to its elevation.

8. United States Environmental Protection Agency.

   Generally, the United States Environmental Protection Agency has regulatory authority with respect to water, air and soil. Specifically, the areas in which the United States Environmental Protection Agency may regulate the company would be in the areas of run-off, nature of pesticides used, and disposal of by-products, such as grape skins.

9. Bureau of Alcohol, Tobacco & Firearms.

   The Bureau of Alcohol, Tobacco & Firearms issues licenses which will be needed by the company with respect to both the manufacture of wines, manufacture of spirits and the ability to sell products containing alcohol from the tasting room, to wine clubs and via the internet. At the outset, our wine will be acquired in bulk lots, mixed and bottled pursuant to the license with the Bureau of Alcohol, Tobacco & Firearms held by Winemaster Jim Olsen. We will be applying for all necessary liquor licenses with the Bureau of Alcohol, Tobacco & Firearms prior to the end of 2003.

10. California Department of Alcoholic Beverage Control

The California Department of Alcoholic Beverage Control issues licenses for the manufacture and sale of alcoholic beverages in California. We are presently applying for the necessary licenses.

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None.

(j) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

None.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

(1) Acquiring bulk wines to be bottled in 2004 - We expect to accomplish this milestone by December 2003 - January 2004. We have already contracted with Winemaster Jim Olsen to identify and select high quality bulk wines which have been produced in the Sierra foothills area of California. Mr. Olsen has indicated that he has identified some suitable wine, and expects to identify the balance needed for mixing and bottling in 2004 prior to the end of December 2003. We expect to acquire the wine identified and selected by Mr. Olsen during December 2003 and January 2004.

(2) Bottling wine for 2004 - In order to accomplish this, after purchasing the bulk wines identified by Winemaster Jim Olsen as described in the prior milestone, we will make arrangements with another existing winery, assisted by Mr. Olsen in this regard, to rent facilities for the bottling of wine. We expect to bottle certain varieties, to be selected by Mr. Olsen, including a California

Port. We expect to accomplish this milestone by January 2004 - February 2004.

(3) Obtaining a liquor license - We will be applying, prior to the end of 2003, for a liquor license with the Department of Alcoholic Beverage Control of the State of California, as well as with the Bureau of Alcohol, Tobacco & Firearms, to enable us to make wine, make port-style wine, to sell our wines at our tasting room, and to our wine club members. We anticipate these licenses will be secured by June 2004.

(4) Preparation of Founders Wine Club selections for 2004 - We expect to be preparing 400-500 cases of special wine to make available for sale to our Founders Club members. This wine will need to be stored for 4-5 months following bottling, before it should be ready for our Founders club. We anticipate this wine will be ready for offer to our Founders club by August 2004.

(5) Completion of building - We need to obtain a building permit and complete construction of the building which will be our wine making facility, administrative offices, and tasting room. We anticipate this will be completed by September 2004.

(6) Commencement of winemaking in company's facility - To become profitable, we will need to be making wine in our own facility. Since completion of the building is anticipated by September 2004, we anticipate that we will be able to commence making wine in our own facility by November-December 2004.

(7) Development of vineyard on our leased land - We will be leasing a total of 30 acres. Of these 30 acres, it is anticipated that 10 acres will be developed as a vineyard. Vines will be ordered in December 2003, and planting is anticipated to be completed by late spring-early summer 2004.

(8) Hiring a wedding coordinator - Our business plan includes the rental of our site and facilities for weddings, receptions and conferences. We expect to have identified and retained a wedding coordinator by May 2004.

(9) Maturation of vineyards - Vineyards take time to become fully productive. Approximately 3 to 5 years in generally necessary for a newly planted vineyard to become fully productive. The company has a call option on the grapes produced by the Routon Vineyard, which will be in its fifth year of production in 2004. Our own production from the 10 acres which we intend to develop as a vineyard will become mature and fully productive approximately 3 to 5 years from its planting. Although the maturing of the grapevines will continue until 2009 for the vines planted in 2004, it is our present expectation that combined with the other steps, the maturity of the grapevines will enable us to reach profitable status by the year 2007.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Delays in purchasing high quality bulk wine, bottling it and having it available for sale would push back the commencement of earning income for us. We do not anticipate any delays in this regard.

Delays in obtaining our licenses should not be a material factor since we have arranged an agreement with our winemaster who is licensed with all necessary agencies in connection with the bulk purchase, bottling and sale of alcoholic beverages of the type to be produced and sold.

Delays in construction of the building would result in increased costs from our having to rent winemaking facilities from third parties instead of using our own.

However, if construction were delayed, we would compensate for the lack of a tasting room by using an existing guesthouse facility located on Bob and Sheila Routon's ranch, adjacent to the land leased by us, as an interim tasting room.

Delay in obtaining a wedding coordinator would delay development of that aspect of the business.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? **Does not apply**.

   (If losses, show in parenthesis.)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **Does not apply.**

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $114,173 -- $0.23 per share

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The Company has numerous assets which are not reflected on its net tangible book value, including:

   (1) 30 year lease (with a 20 year extension option) of 30 acres at 2800 Omo Ranch Road, Fairplay, California location;

   (2) Excellent soil quality, altitude and rainfall for winemaking at the 2800 Omo Ranch Road, Fairplay, California;

   (3) A call option contract on the entire grape crop from the Routon Vineyard of approximately 16 acres at a price 10% below the market price as published by the California State Department of Agriculture. The Routon Vineyard is located at 2700 Omo Ranch Road, Somerset, California, also in the Fairplay viticultural area, and therefore having the same soil type, elevation and rainfall as the vineyard's leasehold land;

   (4) Favorable location to attract tasting room traffic;

   (5) A plan and the ability to exploit the growing market for Port wine, with the Company's call option on the Routon Vineyard, which is one of the largest growers of Portuguese varietal grapes in the Fairplay viticulture area;

   (6) A plan for two wine clubs, a Founders Wine Club for shareholders and a Premium Wine Club to be developed through the tasting room; and

(7) Plans for an attractive building and grounds in a strategically excellent location.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) **Does not apply**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 50%

If the minimum is sold: 28.6%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $10,000,000

If the minimum is sold: $7,000,000

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __0____. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $____0____.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds	**$ 2,000,000**	**$ 5,000,000**
Less: Offering Expenses		
Commissions & Finders Fees	0	0
Legal & Accounting	$ 67,000	$ 67,000
Copying & Advertising	$ 25,000	$ 25,000
Net Proceeds from Offering	$1,908,000	$4,908,000
Use of Net Proceeds	$1,800,000 Construction of building and landscaping grounds	$1,800,000 Construction of building and landscaping grounds
		$ 500,000 Developing vineyard on leasehold
		$1,000,000 Acquire land for additional vineyard acreage
	$ 8,000 Operating Capital[1]	$ 308,000 Operating Capital[1]
	$ 92,000 Reimbursement of offering expenses	$ 92,000 Reimbursement of offering expenses
Total Use of Net Proceeds	$2,000,000	$5,000,000
	100%	100%

1. First year operating expenses include $2,500 per year rent for the 30 acres upon which the building and the Chateau Routon vineyard is located; $60,000 for winemaker's compensation; $6,000 estimated vineyard manager's fees; $3,500 estimated equipment consultant's fees; $35,000 estimated advertising charges; $2,000 estimated property taxes on the leased real property; $4,800 insurance on building, stock and wine leakage; $56,000 estimated building permit fees; $5,000 estimated fees for California Department of Alcoholic Beverage Control, California Department of Agriculture and Alcoholic Beverage Control license tax stamp and fees; $30,000 estimated attorney's and accountant's fees. Equipment expenses are included in building construction costs. Additionally, plans to purchase bulk wine to bottle in 2004 for sale in fall 2004 call for $111,600 to purchase bulk wine of Zinfandel, Syrah, Merlot, Chardonnay, Petite Syrah and Port varieties. Bottling costs are estimated to be $37,500. Storage costs are estimated to be $10,800. Trucking costs are estimated to be $3,400. Winemaking operating expenses cited in this note are based upon winemaker Jim Olsen's estimates to produce 5,000 cases of wine.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

A line of credit has been established with Wells Fargo Bank in the amount of $300,000. It is a revolving line, and is not contingent.

As a contingency, in the event that sufficient capital were not raised by this offering, we would obtain a construction loan to build, and/or mortgage the building that we will be building. However, this contingency is not expected to occur, and arrangements to obtain funds from any such loan are not presently in place.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **Does not apply.**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

A portion of the proceeds are anticipated to be used to acquire additional land in the Fairplay viticultural area to be developed as a vineyard for additional grape production by the Company.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, other otherwise, explain:

The attorney's, accountant's, experts' fees and costs such as the escrow holder's costs, printing and advertising costs associated with this offering have been loaned to the corporation by Bob and Sheila Routon, individually, without interest. These advances, expected to total approximately $100,000 will be reimbursed to Routons.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not expect cash flow and/or liquidity problems within the next 12 months. We are not in breach of any note, loan, lease or other indebtedness or financing arrangement. We do not have any trade payables which have not been paid within the stated term. We are not subject to any unsatisfied judgments, liens and/or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

In the event of minimum subscription, the offering proceeds may not supply all of our cash requirements for the next 12 months. In the event that only minimum subscription is reached, cash needs will be met by one or more of the following: Utilization of the Company's line of credit and/or a loan on the building and/or deferral of officers salaries.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of: November 25, 2003
Debt:	
Short-term debt (average interest rate 0%	$ 0

Long-term debt (average interest rate 0%	$ 0
Total debt	$ 0
Stockholders equity (deficit): Preferred stock – par or stated value (by class of preferred in order of preferences)	
No preferred stock	$ 0
Common stock – no par	$ 5,000
Additional paid in capital	$ 114,173
Retained earnings (deficit)	$ 0
Total stockholders equity (deficit)	$ 119,173
Total Capitalization	$ 119,173

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0	0	$-0-

Number of common shares authorized: 20,000,000 shares. Par or stated value per share, if any: Does not apply.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares. (No options, warrants or other conversion rights exist.)

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other: ______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights ____________
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________________

Explain:

16. Are the securities convertible: [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: **Does not apply**

(1) What is the interest rate? __________%
If interest rate is variable or multiple rates, describe:____________

(2) What is the maturity date: _____/_____/_____
If serial maturity dates, describe:______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:______________________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:______________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe:____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **Does not apply.**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? Amount to be determined.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ 0

How much indebtedness is junior (subordinated) to the securities? $ 0

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized inters. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

		Pro Forma	
	Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges" =	Does Not Apply - Company was incorporated July 28, 2003		
If no earnings, show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **Does not apply**.

Are unpaid dividends cumulative?	[ ] Yes	[x] No
Are securities callable?	[ ] Yes	[x] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **None.**

20. Current amount of assets available for payment of dividends if deficit must be first made up (show deficit in parenthesis): **Does not apply.**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **None**

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **Does not apply**.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. **Does not apply.**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Robert Allen Routon and Sheila Routon.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Wells Fargo Bank, National Association Corporate Trust Services
707 Wilshire Boulevard, 17th Floor
Los Angeles, California 90017
Telephone: (213) 614-5854/(213) 614-3352
Facsimile: (213) 614-3355

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

One year from date of first sale of shares pursuant to this offering.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: **None**

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **Does not apply.**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: Robert Allen Routon Age: 59

Office Street Address:
2700 Omo Ranch Road,
Somerset, California 95684

Telephone No.:
(530) 620-5818

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Proprietor - American Leak Detection ("ALD"). Mr. Routon is Chief Executive Officer and operator of a franchised service business which locates leaks using sonar equipment, which leaks are often under concrete or other material, then repairs those leaks. In order to perform the operations of ALD, Mr. Routon holds a general contractor's license, a pool contractor's license and a plumber's license. Mr. Routon is also the proprietor of Ascension Farms, an agricultural business which includes Arabian horse breeding, showing and sales as well as wine grape growing at Routon Vineyards. Mr. Routon, together with his wife Sheila Routon, are responsible for oversight and operation of Ascension Farms on their 55 acre ranch. The Ascension Arabians aspect of Ascension Farms presently maintains a breeding herd of approximately 15-20 horses. Routon Vineyards consists of approximately 10.6 acres of grapes described above in this offering circular.

Education: Attended University of California at Davis.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

As much as needed. Time needed to be spent on Company matters will vary, but 20-40 hours per week are anticipated to be spent on Company matters.

30. Chief Operating Officer: Title: Secretary

Name: Sheila Routon Age: 55

Office Street Address:
2700 Omo Ranch Road,
Fairplay, California 95684

Telephone No.:
(530) 620-5818

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mrs. Routon is a co-owner of American Leak Detection. She is also a co-owner and operator, along with her husband, Bob Routon, of Ascension Arabians, described above. Mrs. Routon was employed by Elk Grove School District from 1983 to 2001 as a special education teacher and specialist in aphasia/severe disorders of language.

Education (degrees, schools, and dates):

Bachelor of Arts, Speech Pathology, California State University, Sacramento, 1979; Multiple Subject Teaching Credential, California State University Sacramento, 1982; Master of Arts, Communications Disorders, University of the Pacific, 1983; Resource Specialist Teaching Credential, California University, Sacramento, 1991.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Chief Financial Officer

Name: Robert Anthony Routon Age: 36

Office Street Address:
4018 Alamo Court,
El Dorado Hills, California 95762

Telephone No.:
(530) 620-5818

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Since 1989, Tony Routon has owned the American Leak Detection franchise in the Stockton-Modesto area. His responsibilities have included leak detection; plumbing repairs, pool repairs, bookkeeping, accounts payable and receivable, collections, taxes, marketing, purchasing and advertising.

Education (degrees, schools, and dates):

High school graduate, Del Campo High School, 1985; attended American River College, 1985-87; attended California State University, Sacramento 1987-1989, studied Business Management.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

As much time as needed will be spent. Presently, time spent on company matters is expected to average 10-20 hours per week, with significant variances, that is, some weeks may require 40 hours or more, while other weeks may require less than 10 hours to be spent on Company matters.

32. Other Key Personnel:

James L. Olsen - Winemaster. For the past 10 years, Mr. Olsen has operated Olsen Wine Consulting, offering services as a winemaker and a consultant. His career in the wine industry, including extensive experience as a winemaker and in management commenced in 1966. Mr. Olsen has particular expertise in making premium port wines.

Shelley Lovejoy - Vineyard Manager. Ms. Lovejoy of Lovejoy Consulting Service is a professional Vineyard Manager of Courtland, California. Ms. Lovejoy will supervise the Routon Vineyard on behalf of the Company.

Robert Harr - Wine Production Consultant. Mr. Harr will consult with out management concerning acquisition and placement of wine production equipment and wine storage facilities. Mr. Harr was employed from 1979 to 2001 by Robert Mondavi/Woodbridge, Mr. Harr was involved with all aspects of wine production machinery, including bottling equipment as a technician. During his last 5 years at Mondavi/Woodbridge, Mr. Harr was involved with management and maintenance of tank presses, including selection of equipment and training of personnel to operate the equipment.

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3_____. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above): **None**

35. (a) Have any of the Officers or Directors ever worked for or managed a company including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. **No**

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates **Yes**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

James Olsen - $5,000 pr month for one year, October 2003 to October 19, 2004 with terms of contract to be renegotiated at the end of one year.

Shelley Lovejoy - Lovejoy Consulting Service, is paid by the "vineyard acre" managed.

Robert Harr - $40 per hour.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **Does not apply.**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **Does not apply.**

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

A. Family Relationships

Our President, Robert Allen "Bob" Routon and our Secretary, Sheila D. Routon, were married in September 1963 and continue to be husband and wife. Chief Financial Officer, Robert A. "Tony" Routon is the son of Bob Routon and Sheila Routon.

B. Management Remuneration

1. Salary

Management anticipates receiving salaries as follows:

President, Robert Allen "Bob" Routon	- $75,000 per year
Secretary, Sheila D. Routon	- $50,000 per year
Chief Financial Officer, Robert Anthony "Tony" Routon	- $25,000 per year

2. Lease Payments

Bob and Sheila Routon own the 30 acres which will be leased to the Company, and they will receive annual lease payments of $2,500 per year.

3. Call Option

Bob and Sheila Routon have a vineyard on their own farm (the "Routon Vineyard") adjacent to the 30 acres they have leased to the corporation. They have entered into a contract with the Company whereby the Company has a call option on the entire crop of the Routon Vineyard at a price 10% below the California Agricultural Department listed price for grapes of the variety obtained in Region 10 (the region in which both Chateau Routon and the Routon Vineyard are situated). Bob and Sheila Routon will receive substantial funds from the Company, of a presently indeterminable amount, pursuant to this call option. As a part of the contractual relationship, the Company will be obligated to pay the vineyard supervisor's fees and labor costs of maintenance and picking the crop of the Routon Vineyard, which payments will be applied against the purchase price. The Company will be receiving grapes which we need to produce wine, at a price 10% below the California Department of Agriculture listed market price.

4. Contractor's Fees

Bob Routon is a licensed general contractor in the State of California. He will act as the general contractor in connection with construction of the building to be built. He will receive from the Company a contractor's fee of 20% of the cost of materials and labor. This fee may vary somewhat, depending on actual costs, but is anticipated to be approximately $300,000. This figure is included as a part of the $1.8 million estimated cost of the building.

5. Reimbursement of Offering Expenses

Bob and Sheila Routon have advanced the costs of preparing this offering as a loan to the Company. The costs include attorneys' fees and costs (approximately $52,000); accounting fees (approximately $2,500); expert fees (approximately $2,500); escrow account fees (approximately $7,000); filing and applications fees (approximately $2,500); printing and advertising (approximately $25,000).

LITIGATION

Chateau Routon, Inc. is not presently involved in any civil and/or criminal litigation. At the time, management does not contemplate or anticipate any civil or criminal litigation matters to be commenced by and/or against the Company.

FEDERAL TAX ASPECTS

The Company is a "C" corporation, and the stock offered in this offering is non-voting common stock. Therefore, there is no "pass through" of losses or credits to the shareholders from the Corporation. Purchases of common stock cannot be currently deducted, or amortized. As as result, an investment in the common shares offered is not a tax shelter in any sense.

Pursuant to recent tax legislation "Qualified Dividends" are taxed at the same rates that apply to adjusted net capital gains, that is, 5% or 15%, depending on the tax bracket of the shareholder, for individual or non-corporate shareholders.

"Qualified Dividends Income" means dividends received from domestic corporations (Chateau Routon, Inc. is a domestic corporation) and qualified foreign corporations, for which the shareholder has held the stock for more than 60 days during the 120 day period beginning 60 days before the ex-dividends date.

For corporate taxpayers, dividends are included in gross income. Subject to certain exceptions, and a holding period requirement, a corporation is entitled to a deduction for dividends received from a taxable domestic corporation. The deduction is 70% of the amount received as a dividend. However, small business investment companies, may deduct 100% of the dividend received from a taxable domestic corporation.

Each Potential Purchaser Should Consult His/Her Its Own Tax Advisor Concerning The Tax Effects For His/Her Its Particular Situation

CHATEAU ROUTON, INC.
(a newly formed corporation)

BALANCE SHEET

NOVEMBER 25, 2003

CHATEAU ROUTON, INC.
(a newly formed corporation)
BALANCE SHEET
NOVEMBER 25, 2003

CONTENTS

Barnes & Associates, CPAs

strategies for profitability

ACCOUNTANTS' COMPILATION REPORT

Chateau Routon, Inc.
(a newly formed corporation)

We have compiled the accompanying balance sheet of Chateau Routon, Inc. (a newly formed corporation), as of November 25, 2003 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements and supplementary schedules, information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of cash flows were included in the financial statements, they might influence the user's conclusions regarding the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Barnes & Associates
Certified Public Accountants

November 25, 2003

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

CHATEAU ROUTON, INC.
(A NEWLY FORMED CORPORATION)
BALANCE SHEET
NOVEMBER 25, 2003

ASSETS

Current assets	
Cash	$ 5,000
Total current assets	5,000
Other assets	
Construction in progress	63,673
Vineyard development	32,250
Trademark	725
Organization costs	17,525
Total other assets	114,173
	$ 119,173

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock, no par, 20,000,000 shares authorized, 500,000 shares issued and outstanding	$ 5,000
Additional paid in capital	114,173
	$ 119,173

SEE ACCOMPANYING ACCOUNTANTS' COMPILATION REPORT

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerset, State of California on November 30, 2003.

CHATEAU ROUTON, INC.

By: ______________________________
Robert Allen Routon, Chief Executive Officer and Director

By: ______________________________
Sheila D. Routon, Director

By: ______________________________
Robert Anthony Routon, Chief Financial Officer and Director

APPENDIX A-1

WINE INSTITUTE
THE VOICE FOR CALIFORNIA WINE
CALIFORNIA WINE INDUSTRY

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INDUSTRY BACKGROUND & STATISTICS
EXPORTS
HARVEST & WINEGROWING
ISSUES & POLICY
SEARCH
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Industry Background & Statistics | Exports | Harvest & Winegrowing | Issues & Policy

INDUSTRY BACKGROUND & STATISTICS

55

- 0━▼ **Key Facts:** California Winegrape Crush by Districts Where Grown (February 2002)
  (View Most Recent Crush News Release)
- 0━▼ **Key Facts:** US and California Grape Crush (February 2002)
  (View Most Recent Crush News Release)

EXPORTS

- Argentina to Join World Wine Trade Group with Signing of Mutual Acceptance Agreement on Enological Practices (July 10, 2002)
- U.S. Wine Exports Up Three Percent in Volume, Strong Dollar Contributes to One Percent Decrease in Revenues (May 6, 2002)
- U.S., Canada, Australia, Chile and New Zealand Sign Mutual Acceptance Agreement on Oenological Practices (December 18, 2001)
- California Wineries at VINEXPO to Feature Record 128 Wine Brands (May 10, 2001)
- U.S. Wine Exports Continue Long-Term Growth with $560 Million in 2000 (April 3, 2001)
- U.S. Wine Exports By Year (March 13, 2001)
- Backgrounder: Wine Institute's International Program

HARVEST & WINEGROWING

- California Vintners Crush 3.0 Million Tons of Winegrapes with $1.8 Billion Farm Gate Value (February 2002)
- VINTAGE 2001 Harvest Report (October 30, 2001)
- 2001 Harvest Press Conference Video (October 30, 2001)
- 2000 Crush: Record California Winegrape Crush Up 27 Percent to 3.3 Million Tons (February 9, 2001)
- Pierce's Disease Update (Revised January 2002) UPDATED!
- VINTAGE 2000 Harvest Report (October 25, 2000)
- Wine Institute Endorses New CDFA Regulations To Combat Spread of Pierce's Disease (July 26, 2000)
- 1999 Crush: California Winegrape Crush Up Three Percent
  to 2.6 Million Tons (March 30, 2000)
- 1999 Harvest: California Winegrowers Report on Exceptional 1999 Vintage
- California Winegrape Crush is 2.5 Million Tons in 1998: High Quality Reported for Vintage (February 1999)
- 1998 California Winegrape Harvest is Late and Light; Wine Inventories Are in Balance with Strong Demand
- California Vineyards Unscathed from El Niño Storms: Vintners Hopeful for Normal Crop (May 5, 1998)
- California Floods Have No Serious Impact on Vineyards (January 16, 1997)
- 1997 Vintage: Stellar California Vintage to Help Meet Robust Consumer Demand (October 15, 1999)
- 1997 Harvest: Massive California Winegrape Crush Hits

ISSUES & POLICY

- Wine Institute Supports Permanent Normal Trade Relations With China (March 27, 2000)
- Senate Judiciary Committee Passes Improved Version of 21st Amendment Enforcement Act (March 2, 2000)
- Wine Institute Calls Upon the House of Representatives to Refute the Latest Attack on the Industry by Strom Thurmond (August 5, 1999)
- Wine Institute Applauds MADD Decision (May 17, 1999)
- New Hampshire Implements Landmark Direct Wine Shipment Legislation (July 10, 1998)
- U.S. Supreme Court's Decision Underscores Need for a Legislative Solution to Regulating Wine Shipments to Consumers (April 6, 1998)
- Wine Institute Strongly Opposes Strom Thurmond's Expanded Warning Label Proposal (April 3, 1998)
- Preventing Sales to Minors via Direct Shipments (December 12, 1997)
- Compromise Reached for California Grape Crush Report (March 18, 1997)

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April 9, 2002

DESPITE ECONOMIC CONDITIONS, SEPTEMBER 11 AND THE STRONG DOLLAR 2001 CALIFORNIA WINE SHIPMENTS UP ONE PERCENT

SAN FRANCISCO - In the face of a worldwide recession, lower sales resulting from the September 11 attacks, and a strong dollar, total California wine sales volume to markets in the U.S. and abroad rose one percent to 450 million gallons in 2001, compared to the previous year, according to wine industry analyst Jon Fredrikson, publisher of The Gomberg, Fredrikson Report. The Wine Institute places the estimated retail value of all categories of California wine sold in the U.S. at $13.4 billion in 2001, compared to $13 billion in 2000.

"The U.S. wine market in 2001 was more competitive than it's been in a decade," said Fredrikson. Wine growth rates in the U.S. last year were about half the level of recent years. Wineries were vying more intensely for retail shelf space and restaurant wine listings, while abundant California winery inventories and an increasing global supply of wine led to aggressive sales and marketing activities.

Adding to the competitiveness was the proliferation of brands and wine type offerings in every price segment, said analyst Vic Motto, publisher of the Motto Kryla Fisher (MKF) Wine Trends Report. Motto said that the number of California wine offerings increased to more than 5,000 last year.
Stiffer competition also came from foreign wines, which had lower prices because of the strong U.S. dollar, said Fredrikson. Reductions in business and consumer travel hurt wine sales, and consumer spending was restrained because of reduced disposable income.

"The competitiveness, however, has been a boon for consumers. They have many great buying opportunities right now," says Fredrikson. "Not only that, California's viticulture and winemaking innovations have increasingly boosted the quality of wine from this state."

Fredrikson explained that the California wine industry has grown remarkably in the last decade. California winery table wine revenues grew from about $2.5 billion in 1991 to approximately $6.4 billion in 2001. He attributes the growth to consumer preference for upscale, varietal wines. The trend was boosted by the strong 1990s economy and rising discretionary income, the favorable news reports associating moderate wine consumption with health, and a string of high quality vintages for California wine.

Motto agreed that the industry's future outlook pointed to solid, long-term growth, and that overall revenues should continue to grow. The St. Helena-based consultant said California wineries lost $75 million or about one percent of total sales as a result of the September 11 attacks, but the basic trends in California wine sales remained the same.

"Americans, particularly affluent baby boomers, are continuing to trade up, with about 13 percent revenue growth for California table wines priced above $8 retail per bottle," said Motto. "This demographic trend makes California wine a strong industry with long-term prospects."

The MKF Wine Trends Report indicated that the top California table wine varietals, Chardonnay, Cabernet Sauvignon, Merlot and White Zinfandel/Blush, represented about 76 percent of all retail sales by value of California wine. Chardonnay continued to the be the number one varietal with 29 percent dollar share of the market; Cabernet followed with 19 percent; Merlot, 15 percent; and White Zinfandel/Blush, 13 percent share of market by value. The MKF report said secondary red varietals-Pinot Noir, Red Zinfandel and Syrah -each grew more than 30 percent in revenues for California wineries and posted strong volume increases as well.

The U.S. Wine Market

Total wine shipments to the U.S. from all production sources-- California, other states and foreign countries-- edged up one percent to 563 million gallons in 2001. California wines accounted for approximately 70 percent of the U.S. market or 387 million gallons. The table wine category totaled 504 million gallons; dessert wine was 34 million gallons, and sparkling wine came in at 25 million gallons. The estimated retail value of all wine sold in the U.S. is $19.8 billion, an increase of more than four percent, according to the San Francisco-based Wine Institute.

U.S. food store data from ACNielsen Beverage Alcohol Team in Fremont placed white wine as the dominant color of choice for U.S. consumers, with 40 percent share of the market in food stores. Red wine accounted for 37 percent of the sales, and blush wine, 23 percent. AC Nielsen tracks laser scanning data from 3,000 U.S. food stores and other large-volume retail outlets, representing about 38 percent of all off-premise sales.

U.S. Wine Exports

U.S. wine exports, more than 90 percent from California, show an increase of three percent by volume to 80 million gallons, but a decrease of one percent in value to $541 million in winery revenues. Sales to the United Kingdom continued to grow as volume was up by 32 percent and the value of exports rose 20 percent to $170 million in that market. Other top markets included Canada, $95 million; Netherlands, a destination port for continental Europe, $69 million; Japan, $57 million; and Belgium, $28 million.

###

**CALIFORNIA WINERY SHIPMENTS
TO ALL MARKETS IN THE U.S. AND ABROAD
(In millions of gallons)**

Year	All California Winery Shipments[1]
2001	450.0
2000	445.9
1999	443.1
1998	427.2
1997	411.0
1996	407.2
1995	380.8
1994	369.0
1993	363.5
1992	382.8
1991	375.0

1 Includes table, champagne/sparkling, dessert, vermouth, other special natural and others.

Source: Wine Institute and Gomberg-Fredrikson & Associates.

**TABLE WINE VOLUME SHARE BY COLOR
1991, 1995 and 2001**

COLOR	1991	1995	2001	% Change'91-2001
Red	17%	25%	37%	118%
White	49%	41%	40%	-18%
Blush	34%	34%	23%	-32%
Total	100%	100%	100%	--

Source: Based on U.S. food store data from ACNielsen Beverage Alcohol Team.

**WINE SALES IN THE U.S.-1991 to 2001 in millions of gallons
(Wine shipments from California, other states
and foreign producers entering U.S. distribution)**

Year	Table Wine[1]	Dessert Wine[2]	Champagne/ Sparkling Wine	Total Wine	Total Retail Value
2001	504	34	25	563	$19.8 billion

2000	499	32	28	559	$19.0 billion
1999	483	31	37	551	$18.1 billion
1998	466	30	30	526	$17.0 billion
1997	461	30	29	520	$16.1 billion
1996	439	31	29	500	$14.3 billion
1995	404	30	30	464	$12.2 billion
1994	394	33	31	458	$11.5 billion
1993	381	35	33	449	$11.0 billion
1992	405	37	33	476	$11.4 billion
1991	394	39	33	466	$10.9 billion

Source: Volume--Wine Institute, Department of Commerce, Gomberg, Fredrikson & Associates. Preliminary. Totals may not add due to rounding. Excludes exports. Value--Wine Institute estimates. History revised to exclude malt-based Canadian coolers.

1 Includes all still wines not over 14 percent alcohol. Excludes unshipped foreign bulk wines.
2 Includes all still wines over 14 percent alcohol.

###

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December 2001

WORLD WINE STATISTICS: CALIFORNIA/U.S. FOURTH IN PRODUCTION, THIRD IN CONSUMPTION

In the world rankings of wine, the U.S. continues to be a major consumer and producer, although it is 34th in per capita consumption by country. California accounts for more than 90 percent of U.S. wine production and vineyard acreage. The U.S. standings in 1999, the latest available, are summarized as follows:

CATEGORY	VOLUME	WORLD RANKING	PERCENT OF WORLD
Vineyard Acres—wine, raisin & table varieties	905,000	4 (1)	4.7%
Wine Production—gallons	533,596,000	4	7.2%
Wine Consumption—gallons	552,763,000	3	9.5%
Per Capita Consumption—gallons per resident	2.01	34	--

(1) This ranking reflects the standing in 1999 of the 25 largest wine-consuming and wine-producing countries.

Wine Institute converted metric statistics to gallons based on data prepared by its consultant, Ivie International, using information from the Office International de la Vigne et du Vin (O.I.V.) located in Paris, France. In developing the information, O.I.V depends on responses it receives from the governments of its 45 member countries and information it obtains from the Food and Agriculture Organization (FAO) of the United Nations.

Since 1991, overall world acreage has decreased nearly four percent. Vineyard grubbing programs in the former Soviet Union and subsequent grubbing programs in the European Union have reduced world acreage since 1980. However, yields for all categories of grapes have increased as old vines were replaced by more productive ones. Compared to 1991-95, the most significant acreage increases in 1999 occurred in Australia, 89.2 percent; China, 62.1 percent; Chile, 20.1 percent; the United States, 13.4 percent; and Iran, 10.7 percent (*see links above*).

World wine production has grown seven percent in the last decade, but the worldwide demand/supply situation is inconclusive because O.I.V. reports wine consumption for only 66 of the world's 227 countries. The 66 reported by O.I.V. account for 3.148 billion (51.7%) of the world's total population of

6.088 billion and account for about 5.8 billion gallons of wine consumption. The countries not reported by O.I.V. have a total population of 2.939 billion and would have to consume 1.6 billion gallons of wine to create demand/supply equilibrium in 1999.

###

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January 20, 2000

ECONOMIC IMPORTANCE OF CALIFORNIA WINE IS $33 BILLION TO STATE

SAN FRANCISCO – California wine is the number one finished agricultural product in retail value from the state, and its industry has a total annual economic impact on the state of $33 billion in wages, revenues and economic activity, according to a comprehensive new report commissioned by the Wine Institute and the California Association of Winegrape Growers. Independent industry consultants Motto, Kryla & Fisher LLP (MKF) in St. Helena prepared the study entitled, "Economic Impact of California Wine," which was released at the World Trade Club in San Francisco today.

The research showed that California's wine industry and affiliated businesses provide 145,000 full-time equivalent jobs in the state, with a total of $4.3 billion in gross wages. California received $1 billion in taxes and other business licenses and fees, and the federal government and other states and local municipalities collect an additional $2.1 billion a year. California's wine industry generated an estimated $12.3 billion in retail sales in the U.S. in 1998, and tourism directly related to the wine industry results in expenditures of $1.2 billion annually. California, if it were a nation, would be the fourth leading wine producer worldwide, and accounted for over $500 million in exports in 1998, or an estimated 98 percent of wine shipped from the U.S.

"The MKF Impact Study validates the position of the California wine industry as one of the crown jewels of the state's economy, culture and world class image," said John De Luca, president and CEO of Wine Institute. "The economic data clearly demonstrate that the jobs, revenue, taxes and trade generated by our vintners, growers and affiliated sectors constitute an ever expanding asset to California's overall agriculture, commerce, tourism, cuisine and international appeal."

President of the California Association of Winegrape Growers Karen Ross stated that "California's wine community is uniquely tied to the land and natural resources of this state. Vineyards represent a long-term commitment with a significant statewide investment mainly by families and family owned corporations. Many may see vineyards as merely a part of the rural landscape. The MKF report substantiates these same vineyards are the starting point for creating jobs as diverse as our wines, and generating billions in income and tax revenues that benefit Californians in distant cities throughout our state."

"The MKF analysis underscores that our fundamentals are sound and strong and that we are poised for even greater future growth," said De Luca. "It also demonstrates that the very anatomy of the industry—where wine is produced and where it is consumed—has helped coalesce many diverse interests. Our people serve as a strong bridge between the rural, urban and international centers of California life. For these, and many other reasons, the MKF report should be considered a milestone in the increasing acknowledgement of the role and value of the California wine community."

FULL ECONOMIC IMPACT* OF WINE ON THE CALIFORNIA ECONOMY $33 BILLION

The Number 1 Finished Agricultural Product from California (retail value)

California Wine	Economic Impact
Number of Wineries	847
Number of Grape Growers	4,400
Full-time Equivalent Jobs	145,000
Wages Paid	$4.3 billion
Wine Produced (750ml Bottles)	2.6 billion
Retail Value of California Wine	$12.3 billion
Wine Sales Growth Rate (Compound Annual Rate 1994-1999)	12%
Tourism Expenditures	$1.2 billion
Number of Visitors	10.7 million
Taxes Paid (California / Total)	$1 billion / $3.1 billion
Charitable Contributions	$62 million

* Sum of total spending

TOTAL ECONOMIC IMPACT	
Revenue:	**California Economic Impact**
Winery Sales	$7,900,000,000
Retailers and Restaurant Wine Sales (in California)	4,425,000,000
Distributors Sales (in California)	3,000,000,000
Retailers and Restaurant Wine Sales (in California)	4,425,000,000
Wine Grapes (excluding Thompson Seedless)	1,600,000,000
Tourism	1,200,000,000

Glass	1,150,000,000
Tax Revenues	1,002,000,000
Financing Revenues – Debt	886,000,000
Vineyard Development – Independent Grower – Overhead/Financing/Prop Tax	643,000,000
Vineyard Development Materials (excluding vines)	373,000,000
Corks/Capsules/Screwtops	175,000,000
Boxes and Bag-in-a-Box	170,000,000
Wine Labels	106,000,000
Grapevines	81,000,000
Trucking	63,000,000
Charitable Contributions	62,000,000
Cooperage	56,000,000
Financing Revenues – Equity	20,000,000
Stainless Steel Tanks	11,000,000
Wine Labs	4,000,000
Grapevine Assessments	2,000,000
Winery Research	2,000,000
Wine Industry Indirect - IMPLAN – from Appendix 4.3	2,365,000,000
Other Industry Induced - IMPLAN – from Appendix 4.3	1,552,000,000
Other Industry Indirect - IMPLAN – from Appendix 4.3	1,481,000,000
Wine Industry Induced - IMPLAN – from Appendix 4.3	161,000,000
Total Revenue	$28,490,000,000

Wages:	
Winery Employees	$641,000,000
Vineyard Employees	597,000,000
Vineyard Development- Contracted Services	397,000,000
Vineyard Development Labor	283,000,000
Tourism Employees (hotel, rest, etc.)	218,000,000
Distributor Employees (wine only)	100,000,000
Glass	70,000,000

Labels	53,000,000
Boxes and Bag-in-a-Box	46,000,000
Grapevine/Nursery Employees	27,000,000
Trucking	26,000,000
Liquor Store/Wine Specific	20,000,000
Cooperage	12,000,000
Corks/Capsules/Screwtops	7,000,000
Stainless Steel Tanks	5,000,000
Education	4,000,000
Wine Labs	2,000,000
Wine Industry Indirect- IMPLAN – from Appendix 4.4	769,000,000
Other Industry Induced- IMPLAN – from Appendix 4.4	480,000,000
Other Industry Indirect- IMPLAN – from Appendix 4.4	466,000,000
Wine Industry Induced- IMPLAN – from Appendix 4.4	58,000,000
Total Wages	4,281,000,000
Total	$32,771,000,000

Source: MKF Research and IMPLAN

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Updated April 2002

CALIFORNIA WINE INDUSTRY STATISTICAL HIGHLIGHTS

ECONOMIC ACTIVITY — The full economic impact of the wine industry on the state of California totals $33 billion, counting revenues to the wine industry and allied industries, and direct and indirect economic benefits. Wine is California's most valuable finished agricultural product.

SALES — California wineries shipped 450 million gallons to the U.S. and abroad in 2001. U.S. consumers purchased 387 million gallons of the state's shipments. These sales from California accounted for 70 percent of the total 563 million gallons--both foreign and American-consumed in the U.S., or roughly two out of every three bottles sold in the country. California winery shipments to the U.S. comprise roughly $13.4 billion of the $19.8 billion estimated retail value of all wine sold in the U.S. in 2001.

EXPORTS — Beyond U.S. borders, demand for California wine continues to grow at a rapid pace. In 2001, U.S. wine exports—over 96 percent from California—grew three percent in volume over the previous year to 80 million gallons, and the value was down one percent to $54 million.

PRODUCTION — California produced 444 million gallons of wine (still wine removed from fermenters) in 1998 or 90 percent of all U.S. wine production, making California the leading wine producing state in America. *If California were a nation it would be the fourth* leading wine-producing country in the world behind Italy, France and Spain. Winegrapes were grown in 45 of California's 58 counties, covering 565,000 acres in 2000. Farm gate value of the winegrape crush was $1.9 billion, and the total crush of wine, raisin and table varieties was worth $2.0 billion.

EMPLOYMENT — An important California employer, the wine industry provides 145,000 full-time equivalent jobs in wineries, vineyards or other affiliated businesses throughout the state. Wages paid, including those in allied industries, exceeded $4 billion.

WINERIES — California's 847 commercial wineries (bricks and mortar) are predominantly family owned and operated businesses, which are active in local community affairs. Charitable contributions from wineries and grape growers were $62 million in 1998 (the last available figures.)

CALIFORNIA WINEGROWING — As a testament to the variety of microclimates in California, the U.S. Government has recognized 86 American Viticultural Areas in the state. California is America's top agricultural state, and all grapes—wine, raisin, table and fresh—are the state's second leading farm product.

###

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Updated August 2001

WINE CONSUMPTION IN THE U.S.

1934-2000

*(Preliminary numbers for 2000)

	Total Wine per Resident[1]	Total Wine Gallons[2]	Total Table Wine Gallons[3]
2000	2.01 gals.*	565 million*	505 million*
1999	2.02 gals.	551 million	482 million
1998	1.95 gals.	526 million	466 million
1997	1.94 gals.	520 million	461 million
1996	1.89 gals.	500 million	439 million
1995	1.77 gals.	464 million	404 million
1994	1.77 gals.	459 million	395 million
1993	1.74 gals.	449 million	381 million
1992	1.87 gals.	476 million	405 million
1991	1.85 gals.	466 million	394 million
1990	2.05 gals.	509 million	423 million
1989	2.11 gals.	524 million	432 million
1988	2.24 gals.	551 million	457 million
1987	2.39 gals.	581 million	481 million
1986	2.43 gals.	587 million	487 million
1985	2.43 gals.	580 million	378 million
1984	2.34 gals.	555 million	401 million
1983	2.25 gals.	528 million	402 million
1982	2.22 gals.	514 million	397 million
1981	2.20 gals.	506 million	387 million
1980	2.11 gals.	480 million	360 million

71

1979	1.98 gals.	444 million	325 million
1978	1.96 gals.	435 million	305 million
1977	1.82 gals.	401 million	262 million
1976	1.73 gals.	376 million	228 million
1975	1.71 gals.	368 million	209 million
1974	1.64 gals.	349 million	192 million
1973	1.64 gals.	347 million	185 million
1972	1.61 gals.	337 million	170 million
1971	1.48 gals.	305 million	155 million
1970	1.31 gals.	267 million	133 million
1969	1.17 gals.	236 million	112 million
1968	1.07 gals.	214 million	96 million
1967	1.03 gals.	203 million	88 million
1966	0.98 gals.	191 million	79 million
1965	0.98 gals.	190 million	74 million
1964	0.97 gals.	186 million	70 million
1963	0.93 gals.	176 million	64 million
1962	0.90 gals.	168 million	60 million
1961	0.94 gals.	172 million	57 million
1960	0.91 gals.	163 million	53 million
1959	0.89 gals.	156 million	48 million
1958	0.89 gals.	155 million	47 million
1957	0.89 gals.	152 million	45 million
1956	0.90 gals.	150 million	45 million
1955	0.88 gals.	145 million	43 million
1954	0.88 gals.	142 million	42 million
1953	0.89 gals.	141 million	40 million
1952	0.88 gals.	138 million	38 million
1951	0.83 gals.	127 million	36 million
1950	0.93 gals.	140 million	36 million
1949	0.89 gals.	133 million	32 million
1948	0.84 gals.	122 million	28 million

1947	0.67 gals.	97 million	23 million
1946	1.00 gals.	140 million	37 million
1945	0.71 gals.	94 million	27 million
1944	0.74 gals.	99 million	36 million
1943	0.73 gals.	98 million	38 million
1942	0.84 gals.	113 million	32 million
1941	0.76 gals.	101 million	29 million
1940	0.68 gals.	90 million	27 million
1939	0.59 gals.	77 million	n/a
1938	0.52 gals.	67 million	n/a
1937	0.52 gals.	67 million	n/a
1936	0.47 gals.	60 million	n/a
1935	0.36 gals.	46 million	n/a
1934	0.26 gals.	33 million	n/a

[1] All wine types including sparkling wine, dessert wine, vermouth, other special natural and table wine. Based upon Bureau of the Census estimated resident population. Per capita consumption will be higher if based on legal drinking age population. **[top]**

[2] History revised. **[top]**

[3] Because of changes in reporting, these numbers include all still wines not over 14 percent alcohol. History revised. **[top]**

Source: Wine Institute/ Gomberg, Fredrikson & Associates.

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March 2001

CALIFORNIA WINERY SHIPMENTS TO ALL MARKETS IN THE U.S. AND ABROAD

(in millions of gallons)

Year	All California Winery Shipments[1]
2000	444.9
1999	443.1
1998	427.2
1997	411.0
1996	407.2
1995	380.8
1994	369.0
1993	363.5
1992	382.8
1991	375.0
1990	390.5
1989	396.3
1988	412.5
1987	424.1
1986	423.6
1985	391.8
1984	373.0

1983	363.6
1982	358.5
1981	358.2
1980	338.7
1979	314.3
1978	298.6
1977	287.8
1976	272.0
1975	272.5
1974	249.1
1973	243.4
1972	239.0
1971	226.4
1970	196.1
1969	172.4
1968	156.7
1967	149.0
1966	144.7
1965	143.3
1964	143.5
1963	134.3
1962	127.7
1961	134.8
1960	129.4
1959	124.5

1 Includes table, champagne/sparkling, dessert, vermouth, other special natural and others.

Source: Wine Institute and Gomberg-Fredrikson & Associates.
History revised to reflect updated numbers.

Qualified journalists and Wine Institute members requiring further information may contact: Communications Department.

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December 2001

COMMERCIAL WINERIES

There are at least 847 bricks and mortar commercial wineries in California. Roughly half of the 847 commercial wineries in California sell less than 5,000 cases, and the largest 25 ship 90 percent of all California wine to markets worldwide. There are about 1800 commercial wineries in the U.S., a number which has tripled in the last 20 years.

Commercial Wineries

In California by County*

County	Number of Wineries
Napa County	232
Sonoma County	172
San Luis Obispo County	63
Mendocino County	41
Santa Cruz County	35
Santa Barbara County	35
Monterey County	23
Alameda County	22
Fresno County	19
Amador County	18
El Dorado County	17
Riverside County	16
San Joaquin County	14
Santa Clara County	12
San Diego County	11
San Mateo County	11

Humboldt County	8
Marin County	8
Los Angeles County	7
Nevada County	7
San Benito County	7
Ventura County	7
Yolo County	7
Lake County	6
Calaveras County	6
Kern County	6
Mariposa County	4
Solano County	4
Tulare County	4
Stanislaus County	4
Butte County	3
Tuolumne County	3
Madera County	2
Sacramento County	2
San Bernardino County	2
Contra Costa County	1
Glenn County	1
Lassen County	1
Merced County	1
Modoc County	1
Placer County	1
Shasta County	1
Trinity County	1
Yuba County	1
Totals	847
* **Brick and mortar wineries in California.**	
Source: Motto, Kryla & Fisher Research	

Bonded Winery Premises*

Bonded winery premises include every licensed production facility of single firms or individuals, licensed warehouses, experimental wineries and wineries with no casegoods production or fermentation capacity. Bonded winery licenses are issued by the Bureau of Alcohol, Tobacco and Firearms for the purpose of designating a tax-paid environment for wine.

	California	United States
1999	1,210	2,443
1998	1,185	2,338
1997	1,011	1,988
1996	877	1,755
1995	944	1,820
1994	922	1,772
1993	866	1,683
1992	845	1,648
1991	827	1,623
1990	807	1,610
1989	799	1,573
1988	775	1,541
1987	750	1,453
1986	739	1,455
1985	712	1,367
1984	676	1,246
1983	641	1,172
1982	606	1,084
1981	576	1,021
1980	508	920
1975	330	579
1970	240	441
1965	232	424
1960	256	500
1955	360	679
1950	428	879
1945	414	903

1940	474	1,090

Source: Wine Institute from Bureau of Alcohol, Tobacco and Firearms.

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WINE PRODUCTION*

California produces 90% of total U.S. wine production
(In thousands of gallons)

(Updated September 2000)

Year	California	U.S.
1998	443,693	494,097
1997	483,555	533,329
1996	418,376	460,081
1995	397,042	437,034
1994	357,819	396,109
1993	416,076	451,883
1992	377,000	412,595
1991	369,305	400,098
1990	379,726	417,157
1989	367,914	409,715
1988	433,569	477,380
1987	390,737	439,852
1986	439,315	484,575

* Removals of still wine from fermenters. Excludes substandard wine produced as distilling material. Also excludes increases after amelioration, sweetening, and addition of wine spirits. History revised.

Source: Wine Institute/US WineStats from BATF data

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WINE SALES IN THE U.S.

(Wines of California, other states and foreign producers entering U.S. distribution)

1975-2000

(Updated March 2001)

Year	Volume Entering Trade Channels	Retail Sales of Wine
1975	368 million gallons	$3.3 billion
1976	376 million gallons	$3.6 billion
1977	401 million gallons	$4.0 billion
1978	435 million gallons	$4.6 billion
1979	444 million gallons	$5.4 billion
1980	480 million gallons	$6.2 billion
1981	506 million gallons	$6.9 billion
1982	514 million gallons	$7.3 billion
1983	528 million gallons	$9.1 billion
1984	555 million gallons	$9.7 billion
1985	580 million gallons	$10.8 billion
1986	587 million gallons	$11.4 billion
1987	581 million gallons	$11.2 billion
1988	551 million gallons	$11.0 billion
1989	524 million gallons	$11.3 billion

1990	509 million gallons	$11.7 billion
1991	466 million gallons	$10.9 billion
1992	476 million gallons	$11.4 billion
1993	449 million gallons	$11.0 billion
1994	459 million gallons	$11.5 billion
1995	464 million gallons	$12.2 billion
1996	500 million gallons	$14.3 billion
1997	520 million gallons	$16.1 billion
1998	526 million gallons	$17.0 billion
1999	551 million gallons	$18.1 billion
2000	565 million gallons	$19.0 billion

Source: Gomberg, Fredrikson & Associates (volume) and Wine Institute (value).
History revised to reflect updated numbers.

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INDUSTRY STATISTICS

December 2001

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WORLD VINEYARD ACREAGE BY COUNTRY

In thousands of acres (000) for wine, table and raisin varieties
Actual 1996 - 1999
Average for years 1991 - 1995 and percent change

1999 COUNTRY RANK	1999	1998	1997	1996	Average 91-95
1. SPAIN	2,916	2,894	2,889	2,871	3,188
2. FRANCE	2,258	2,256	2,258	2,271	2,323
3. ITALY	2,246	2,221	2,249	2,266	2,434
4. TURKEY	1,488	1,488	1,448	1,488	1,520
5. UNITED STATES (1)	905	856	835	764	798
6. IRAN	667	667	642	618	603
7. PORTUGAL	647	642	642	640	665
8. ROMANIA	625	625	628	633	620
9. CHINA	593	479	425	408	366
10. ARGENTINA	514	519	516	521	516
11. CHILE	368	331	326	309	306
12. MOLDOVA	368	393	430	442	482
13. UZBEKISTAN	326	326	311	311	314
14. GREECE	319	319	319	326	341
15. HUNGARY	314	324	324	324	329
16. AUSTRALIA	304	242	222	200	161
17. UKRAINE	301	309	343	366	408
18. SOUTH AFRICA	284	274	267	262	252
19. BULGARIA	269	269	269	269	336
20. GERMANY	262	262	259	262	262
21. YUGOSLAVIA SM	203	203	203	213	225
22. RUSSIA	190	210	222	208	284
23. SYRIA	185	185	185	185	222
24. GEORGIA	168	173	190	203	220
25. ALGERIA	151	138	138	153	245
26. AZERBAIJAN	151	163	203	272	383
27. BRAZIL	148	148	148	148	148
28. CROATIA	146	146	141	143	153
29. EGYPT	138	138	133	133	133
30. IRAQ	131	128	128	128	138
31. AFGHANISTAN	128	128	128	128	128
32. MOROCCO	124	124	121	119	124
33. AUSTRIA	124	121	121	128	138
34. INDIA	106	106	106	106	91
35. MEXICO	101	101	101	106	114
36. TAJIKISTAN	99	94	94	94	74
37. SOUTH KOREA	82	74	74	72	49
38. MACEDONIA	77	77	72	72	84
39. TURKMENISTAN	72	69	67	62	57
40. TUNISIA	69	67	67	69	69

41. LEBANON	67	64	67	64	74
42. YEMEN	62	59	57	57	52
43. JAPAN	57	54	57	57	62
44. ARMENIA	54	54	54	59	62
45. SLOVAKIA	49	49	62	67	64
46. SLOVENIA	49	49	49	57	44
47. CYPRUS	47	49	49	49	54
48. JORDAN	37	37	35	35	32
49. SWITZERLAND	37	37	37	37	37
50. CZECH REPUBLIC	35	32	32	32	30
51. KAZAKHSTAN	30	30	32	40	52
52. NEW ZEALAND	30	25	22	20	15
53. PERU	27	27	32	30	25
54. URUGUAY	27	27	25	25	30
55. PAKISTAN	22	22	22	22	12
56. KYRGYZSTAN	20	20	20	17	20
57. LIBYA	17	17	17	17	17
58. CANADA	17	20	20	17	15
59. ISRAEL	15	15	15	20	12
60. ALBANIA	15	12	12	12	12
61. LITHUANIA	12	12			
62. THAILAND	10	7	7		
63. BELARUS	10	10	10		
64. TANZANIA	7	7	7	7	7
65. BOLIVIA	7	10	10	10	10
66. TAIWAN	7	7	7	15	10
67. BOSNIA-HERCEG	7	10	10	10	15
68. MADAGASCAR	5	5	5	5	5
69. VENEZUELA	2	2	2	2	2
70. LUXEMBOURG	2	2	2	2	2
71. MALTA	2	2	2	2	2
72. UNITED KINGDOM	2	2	2	2	2
COUNTRY TOTAL	**19,358**	**19,072**	**19,031**	**19,084**	**20,082**
OTHER COUNTRY	**54**	**67**	**67**	**54**	**54**
WORLD TOTAL	**19,413**	**19,139**	**19,110**	**19,168**	**20,161**

(1) Source: USDA, National Agricultural Statistical Services, Noncitrus Fruits & Nuts 1999 summary date

U.S. acres include bearing acres only for raisin, table and wine varieties.

For hectares, multiply acres by 0.405.

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September 2002

CALIFORNIA WINEGRAPE ACREAGE 1988 - 2001

The California Department of Food and Agriculture estimates that the state's 2000 winegrape acreage is 568,000 reported and unreported acres, with 458,000 bearing and 110,000 nonbearing. This estimate is based on a statistical sample and is not comparable to the reported acreage surveys that follow.

REPORTED WINEGRAPE ACREAGE

Year	Bearing	Non-bearing	Reported Total
2001	424,695	64,811	489,579
2000	403,287	77,392	480,679
1999	374,752	95,407	470,158
1998	342,547	84,734	427,282
1997	328,882	78,349	407,231
1996	311,300	67,300	378,600
1995	302,000	64,400	366,400
1994	307,000	47,100	354,100
1993	312,000	33,400	345,400
1992	300,000	31,500	331,500
1991	295,000	38,500	333,500
1990	291,000	44,200	335,200
1989	290,000	42,400	332,400
1988	297,000	34,700	331,700

ESTIMATED WINEGRAPE ACREAGE

	2000	2001	% Change
Total	568,000	570,000	+0.4%
Bearing	458,000	480,000	+4.8%
Non-bearing	110,000	90,000	-18.2%

Source: Wine Institute from California Department of Food and Agriculture data.

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September 2002

2001 CALIFORNIA WINEGRAPE ACREAGE BREAKDOWN OF SELECTED VARIETIES

(Total bearing and nonbearing acres)

There is a reported total of 288,262 acres of over 38 red wine type grapes grown in California, including:

Red Wine Type Grapes *	2001	2000	1999	1991
1. Cabernet Sauvignon	73,962	69,666	62,734	34,176
2. Merlot	51,310	49,986	47,638	8,188
3. Zinfandel	49,700	50,200	51,811	34,369
4. Pinot Noir	23,046	19,373	15,606	9,581
5. Syrah	14,735	12,699	10,298	413
6. Rubired	13,368	14,318	13,151	6,790
7. Grenache	10,939	11,462	11,958	13,088
8. Barbera	10,429	10,952	12,035	10,243
9. Ruby Cabernet	8,227	8,548	8,873	6,797
10. Carignane	6,658	7,177	7,676	10,221
11. Petite Sirah	4,127	3,682	3,208	2,875
12. Cabernet Franc	3,491	3,489	3,281	1,667
13. Sangiovese	2,943	3,293	3,387	232
14. Alicante Bouschet	1,534	1,586	1,683	1,897
15. Nebbiolo	186	196	221	N/A

There is a reported total of 201,317 acres of over 23 white wine type grapes grown in California, including:

White Wine Type Grapes*	2001	2000	1999	1991
1. Chardonnay	103,105	103,491	102, 568	56,609
2. French Colombard	39,546	42,135	44,585	55, 839
3. Chenin Blanc	18,022	19,443	20,962	30, 872
4. Sauvignon Blanc	13,933	13,595	13,499	13, 275
5. Muscat of Alexandria	5,067	5,202	5,176	N/A
6. Pinot Gris	2,835	1,614	1,147	N/A
7. Malvasia Bianca	2,418	2,514	2,450	2,458
8. Viognier	1,929	1,777	1,488	79
9. White Riesling	1,928	2,049	1,950	4,175
10. Burger	1,880	2,027	2,131	2,249
11. Gewurztraminer	1,533	1,553	1,669	1,799
12. Semillon	1,357	1,433	1,537	2,059

13. Muscat Blanc	1,195	1,244	1,252	1,259
14. Pinot Blanc	882	990	1,000	1,693
15. Roussanne	177	194	152	N/A

* *Varieties included above do not reflect a complete rank order of winegrapes grown in California.*

Source: California Department of Food and Agriculture. To view the complete California grape acreage report, go to: www.nass.usda.gov/ca/rlsetoc.htm.
Reported acreage is compiled from voluntary submissions from 10,000 grape growers, so total reported and unreported acreage is probably higher as it is unlikely for 100 percent completeness to ever be attained. CDFA has estimated total reported and unreported winegrape acreage at 568,000 acres for 2000, up about 2.5 percent over 1999's estimated 554,000 acres.

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INDUSTRY STATISTICS February 8, 2002

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2001 CALIFORNIA WINEGRAPE CRUSH BY VARIET

(Preliminary 2001 numbers)

STATEWIDE	2001 Tons	Average $ per ton 2001	2000 Tons	Average $ per ton 2000	
TOTAL WINE VARIETIES	3,019,680	$591.06	3,318,507	$571	2,
Total White Wine Varieties	1,302,768	$483.11	1,502,090	$500	1,:
Total Red Wine Varieties	1,716,911	$669.57	1,815,810	$628	

Largest Red Wine Varieties (1) *(At least 69 red wine varieties were crushed in 2001.)*

Variety *(2001 rank)*	Total tons crushed 2001	Average $ per ton 2001	Total tons crushed 2000	Average $ per ton 2000	To cr '91
Cabernet Sauvignon	390,187	$1,062	357,684	$1,047	
Zinfandel	336,488	$519	404,167	$464	
Merlot	271,576	$993	305,152	$951	
Rubired	136,750	$182	136,190	$252	
Grenache	97,356	$157	110,974	$170	
Barbera	91,723	$220	118,802	$229	
Syrah/Shiraz	89,082	$714	72,787	$757	
Ruby Cabernet	72,623	$243	79,500	$260	
Pinot Noir	63,511	$1,849	53,050	$1,780	
Carignane	51,694	$203	58,351	$294	
Cabernet Franc	15,831	$1,481	14,401	$1,529	
Petite Sirah	14,908	$1,006	12,358	$1,037	
Sangiovese/ Sangioveto	14,272	$782	18,513	$743	

Largest White Wine Varieties (1) *(At least 38 white wine varieties were crushed in 2C*

Variety (2001 rank)	Total tons crushed 2001	Average $ per ton 2001	Total tons crushed 2000	Average $ per ton 2000	To cr '91
Chardonnay	568,436	$837	650,525	$895	
French Colombard	349,906	$129	433,583	$150	
Chenin Blanc	129,535	$174	152,097	$216	
Sauvignon Blanc	74,377	$858	74,999	$840	
Burger	46,613	$167	45,533	$174	
Muscat of Alexandria	46,089	$173	55,714	$208	
Malvasia Bianca	11,635	$246	15,367	$282	
Pinot Gris/Pinot Grigio	9,564	$925	6,596	$846	
Semillon	9,394	$610	9,310	$603	
White Riesling	8,896	$896	9,531	$887	
Gewurztraminer	8,106	$987	7,894	$908	
Viognier	7,791	$958	7,709	$1,030	
Symphony	7,448	$255	6,772	$281	
Muscat Blanc/Canelli	7,063	$479	7,302	$518	

(1) Source: California Department of Food and Agriculture. For a complete report on all winegrape vari
www.nass.usda.gov/ca/bul/crush/indexgcb.htm.

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Department.

APPENDIX A-2

Wines From Down Under Turn Up More on Restaurants' Lists; A crush of imports from Australia and New Zealand is squeezing California vintners out of the lucrative market.:[HOME EDITION]

Melinda Fulmer. **The Los Angeles Times**. Los Angeles, Calif.: Feb 26, 2003. pg. C.1

Full Text (1178 words)

CORRECTION: SEE CORRECTION APPENDED; Australian wines -- A Feb. 26 article in the Business section about the popularity of Australian wines on restaurants' lists incorrectly implied that more wine was imported from France to the U.S. than from any other country. In fact, Italian wines are the No. 1 imported wine by volume, with Australian wine second. French wine is third.

When restaurant owner Victor Ciulla revamped his wine list last month, it wasn't to include the latest California cult Cabernets.

In fact, a number of California wines slipped off the list as vintages from Australia, New Zealand and Italy were added. The reason? Simple economics: The imports were a better value.

"California wines used to be great and affordable," says Ciulla, managing partner of Twin Palms, a trendy tent-topped bistro in Pasadena. But increasingly, he finds them overpriced.

"It's like they're trying to compete with expensive French wines," Ciulla says.

For California's $13.4-billion wine industry, the sentiment expressed by Ciulla -- and echoed by other restaurateurs -- represents a troubling new reality: At the lower end of the market, California vintners are being undercut by cheap rivals from overseas, especially Down Under. And at the higher end, they are now bumping up against some of the most legendary names in wine.

"Why should I pay Bryant [Family Vineyard of Napa] $150 for their wine ... as opposed to a Lafite Rothschild, which has a century behind it and is the same price?" asks Frank Delzio, who owns Josie in Santa Monica with his wife, Josie Le Balch.

In all, the restaurant business accounts for about 20% to 30% of California wine sales, according to analysts. Exact figures on how much this segment of the wine market may have fallen off aren't available. But anecdotally, at least, a pattern seems to be emerging: More restaurants are nudging off wines from Napa, Sonoma and elsewhere in the Golden State in favor of imports of similar quality.

Among those turning up their noses at California wines are national chains such as Morton's of Chicago. Many people in the restaurant industry are "switching to lower-priced imports that deliver equal quality to California wines at sometimes significant discounts," says Ronn Wiegand, publisher of the Napa-based Restaurant Wine guide.

For California vintners, the most immediate threat on the low end is coming from the Australians, who make much of the same varietal wines but at lower cost, thanks in part to cheaper land. The volume of Australian wine imported to the U.S. last year surged 51% to 29.4 million gallons, according to consulting firm Gomberg, Fredrikson & Associates. That knocked France out of the top import spot for the first time.

"I marvel that we have been able to keep our share of the market as strong as it has been," says John De Luca, president of the San Francisco-based Wine Institute, which represents California vintners.

To compete in the years ahead, De Luca contends, wine makers in the state will have to continue to make strides in their quality and turn to more environmentally friendly growing methods, which they can then use as a selling point.

But restaurant owners, sommeliers and others argue that the solution is much simpler: After a decade of inflation, California wineries are going to have to dial back their prices if they want to boost sales.

They are "having a bit of a comeuppance," Wiegand says. "Prices are too high and they have been too high for three or four years. I think by the end of the year, you'll see an avalanche of discounts."

Indeed, Rick Boyer of Jekel Vineyards in Monterey County acknowledges that the escalating prices of California wine have "opened the door for a lot of foreign competition," which in turn has hurt his sales to restaurants. The industry is facing a slew of new rivals, "and they are lower-cost producers than ourselves," he says. "That is where our big issue is."

Still, Jekel and other vintners would prefer to focus on improving quality -- rather than tussling over price -- for fear of cheapening their image.

"Let everyone else go down" in price, says Michael Mondavi, chairman of Oakville-based Robert Mondavi Corp. Even with his winery's restaurant sales down about 5% this year over last, "we're not dumping our price. We don't think it's good for the health of the brand long-term."

Instead, Mondavi has started advertising and has hit the road, visiting restaurant customers in as many as four cities a week to persuade them to stock his wines and tout them to diners.

He may be too late at some restaurants, however. At Twin Palms, for example, Ciulla has dropped Mondavi's Coastal selection.

In some cases, eateries are replacing their California wines not because the foreign competition is necessarily cheaper, but because the restaurants are having a tough time marking up the price to patrons.

The reason: Customers have become familiar with many California brands and are thus sensitive to the premiums that restaurants tack on. By comparison, some restaurant owners say, many overseas wines remain relatively unknown, and it's easier to get away with a higher markup on them.

Certainly, Mondavi, Kendall-Jackson and other U.S. brands still constitute the bulk of the wine list at many restaurants. And some California vintners insist that though imports may have cut into their sales, the addition of brands from overseas also has helped broaden the market for some types of wines, such as Sauvignon Blanc.

Yet on the whole, executives and analysts say, the growth of imports at restaurants has come at the expense of California wineries, which can ill afford to lose more business at a time when many are struggling with a slow economy and a glut of grapes.

At Morton's, imports now make up 25% of the wine list, up from 20% just a couple of years ago, according to Tylor Field, beverage director at the 65-restaurant chain. "Our biggest growth category over the last two years has been Australian red wines," Field notes.

In many cases, "you are getting the same quality wine for about half the price," he says, adding that some of the Australian brands have "tremendous amounts of flavor."

Field says he anticipates his wine list becoming even more diverse as other regions throughout the world add to the competition for California vintners. Now, he says, "we're starting to see some really good wine coming out of South Africa."

[Reference]
Message No: 13358

[Illustration]

Caption: GRAPHIC: Oz imports; CREDIT: Los Angeles Times; PHOTO: UNCORKING SALES: Australia knocked France out of the top import spot in the U.S. for the first time last year.; PHOTOGRAPHER: Myung J. Chun Los Angeles Times; PHOTO: MESSAGE IN A BOTTLE: Australia and New Zealand wines have replaced some California wines on the list at Twin Palms restaurant in Pasadena. Restaurant business accounts for about 20% to 30% of California wine sales.; PHOTOGRAPHER: Myung J. Chun Los Angeles Times; PHOTO: SEEKING BETTER VALUE: Victor Ciulla of Twin Palms restaurant says California wines are overpriced.; PHOTOGRAPHER: Alexander Gallardo Los Angeles Times

Credit: Times Staff Writer

Subjects:
Locations: California, Australia, New Zealand
Article types: News
Section: *Business; Part C; Business Desk*
ISSN/ISBN: 04583035
Text Word Count 1178

APPENDIX A-3

CALIFORNIA GRAPE ACREAGE

2001



California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
(916) 498-5161

June 2002

TABLE OF CONTENTS

SURVEY METHODS

The California Agricultural Statistics Service (CASS) annually conducts an acreage survey of California grape growers. This is a continuation of a long series of annual surveys to provide grape acreage by variety and year planted.

Users are cautioned that this report consists of two parts:

- Estimated grape acreage -- bearing, non-bearing, and total.
- Detailed data by variety, year planted, and county -- as voluntarily reported by grape growers and maintained in CASS's data base.

With perfect information, the estimated grape acreage and the detailed data would be equivalent. However, this will never be the case for the following reasons:

- A voluntary census of approximately 10,000 grape growers is unlikely to ever attain 100 percent completeness.
- It is extremely difficult for a small staff in Sacramento to detect growers that are planting grapes for the first time.
- The detailed data reflects vine removals from more than 28,000 acres during the past twelve months. Of this number, significant acreage was harvested in 2001 prior to being pulled out, and that acreage has already been removed from the detailed data.

To arrive at the estimated grape acreage, a sample was selected from the pesticide application data maintained by County Agricultural Commissioners and the Department of Pesticide Regulation. This sample was compared to the grape acreage data base as maintained by CASS. When significant discrepancies were detected, the grower was contacted to obtain additional data and the information was included in the detailed data.

The major source of the grape detailed data was a questionnaire mailed to all grape growers included in CASS's data base. The mailing was made in late December 2001 to approximately 10,000 grape growers. The questionnaire contained previously reported crop, variety, and acreage information preprinted. Producers were asked to update the information with new plantings, removals, and any other corrections; new growers were mailed a blank questionnaire. Growers were given six weeks to respond by mail. A telephone follow-up was then undertaken. Field personnel personally visited large growers who did not respond by mail or telephone.

DATA CLARIFICATIONS

Bearing and Non-bearing Acreage: For purposes of this publication, all varieties are considered non-bearing for three years (i.e., acres planted in 1999 would not be bearing until 2002). The only exceptions are the Thompson Seedless variety and all table type grapes in Imperial and Riverside counties, which are of bearing age after one year.

Grafting: Graftings on bearing acres are recorded as planted in the previous year (i.e., Chardonnay grafted in 2001 onto a 1979 variety is recorded as planted in 2000). This assumes that grafted vines will actually bear a full crop in two years as opposed to three years for a newly planted vine.

Varieties: Data are provided for each variety with 50 or more total acres standing in 2001. Acreage for all other varieties are combined in "Other" categories. Care was taken to properly identify each block reported with a recognized varietal name.

Rootstock: Most of the rootstock shown was planted in the past three years. However, some earlier plantings are included. When rootstock was budded over, the year of planting assigned to that block of grapes was the year preceding the budding. For instance, if a 1999 rootstock planting was budded over in 2001, the year of planting assigned to the selected variety was 2000. (See Grafting.) Nursery rootstock is not included.

Period Covered: The primary intent of the 2001 survey was to record removals of grapes since the 2000 harvest and new planting of grapes during 2001. Acreage abandoned in 2001 was excluded from bearing acreage. Planting activity is accounted for on a calendar-year basis.

Grape Crush Districts: Grape acreage data is also being published by grape crush districts (Table 10). A map with descriptions of those districts is located on the inside front cover.

RESULTS

California's 2001 grape acreage is estimated by the California Agricultural Statistics Service (CASS) at 951,000 acres. Of the total acres, 844,000 were bearing and 107,000 were non-bearing. The breakdown by type is as follows: Raisin type totaled 283,000 acres with 276,000 bearing and 7,000 non-bearing; Table type totaled 98,000 acres with 88,000 bearing and 10,000 non-bearing; Wine type totaled 570,000 acres with 480,000 bearing and 90,000 non-bearing.

The Thompson Seedless variety -- used for raisins, fresh market, concentrate, and wine -- continues to be, by far, the leading grape planted in California. Flame Seedless is the leading table type grape. Leading wine varieties are Chardonnay and Cabernet Sauvignon.

ESTIMATED GRAPE ACREAGE 1/

Type	2000	2001	Percent Change
Raisin	287,000	283,000	-1.4
Bearing	280,000	276,000	-1.4
Non-Bearing	7,000	7,000	NC
Table	100,000	98,000	-2.0
Bearing	89,000	88,000	-1.1
Non-Bearing	11,000	10,000	-9.1
Wine	568,000	570,000	+0.4
Bearing	458,000	480,000	+4.8
Non-Bearing	110,000	90,000	-18.2
All Grapes	955,000	951,000	-0.4
Bearing	827,000	844,000	+2.1
Non-Bearing	128,000	107,000	-16.4

1/ Reported data with an allowance for incompleteness.

GRAPE BEARING ACREAGE STANDING BY MAJOR VARIETY AND TYPE, 1992-01 1/

Variety and Type	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	Acres									
Thompson Seedless	256,806	261,933	N/A	263,479	264,090	263,177	262,956	266,231	264,874	N/A
TOTAL RAISIN	265,719	271,085	270,040	268,451	269,550	269,576	269,843	273,047	272,659	269,064
Emperor	7,916	7,106	6,363	5,947	4,785	4,511	3,940	3,299	2,851	2,578
Flame Seedless	24,575	25,552	26,288	27,269	27,159	26,954	27,107	28,373	27,120	26,140
Flame Tokay	10,238	9,302	8,061	5,670	4,201	3,637	3,079	2,897	2,679	1,937
Redglobe	4,874	6,100	6,709	7,278	7,827	9,584	11,953	14,436	15,605	15,347
TOTAL TABLE	77,053	77,815	77,781	76,238	74,423	76,717	79,273	84,458	83,778	82,232
Chardonnay	48,696	53,309	56,257	58,649	62,883	65,058	70,629	80,998	89,272	93,316
Chenin Blanc	29,085	27,945	26,157	23,198	21,892	21,449	21,147	20,437	19,127	17,968
French Colombard	54,034	54,187	49,498	44,806	44,985	45,788	44,807	44,504	42,058	39,474
Sauvignon Blanc	12,315	11,920	11,345	10,797	10,580	9,819	9,403	9,608	10,808	12,257
TOTAL WHITE WINE	163,291	165,944	164,604	157,417	160,106	162,042	166,005	175,285	182,223	185,244
Barbera	9,770	9,870	9,261	8,538	9,739	10,916	10,987	11,595	10,566	10,259
Cabernet Sauvignon	29,006	31,650	32,595	33,497	33,359	34,221	34,583	39,988	48,285	55,901
Carignane	9,564	9,145	8,883	8,449	7,732	7,811	7,620	7,629	7,145	6,642
Grenache	12,320	12,359	12,107	11,323	10,902	11,117	10,754	11,167	10,841	10,576
Merlot	6,564	7,944	9,605	11,231	14,811	22,118	28,114	36,506	42,070	45,202
Pinot Noir	8,492	8,576	8,727	8,503	8,264	8,085	8,179	9,183	11,769	14,651
Rubired	6,733	7,541	7,312	7,377	8,899	8,983	9,636	10,263	10,841	10,898
Zinfandel	32,584	32,729	32,704	33,929	36,249	40,942	43,380	46,000	47,152	47,312
TOTAL RED WINE	136,387	141,531	142,432	143,452	151,223	166,840	176,542	199,467	221,064	239,451
TOTAL WINE	299,678	307,475	307,036	300,869	311,329	328,882	342,547	374,752	403,287	424,695
ALL GRAPES	642,450	656,375	654,857	645,558	655,302	675,175	691,664	732,257	759,723	775,990

1/ Detailed data as voluntarily reported by grape growers and maintained in the CASS data base.

ACKNOWLEDGMENTS

We sincerely thank the many farm operators, owners, and management firms providing the information. Funding was provided by an assessment on wine grapes plus funding from the California Table Grape Commission. The raisin industry did not fund the acreage survey this year so the raisin variety data are not included in this report.

Several County Agricultural Commissioners provided a significant number of individual grower changes. We would particularly acknowledge the work of the Merced, Napa, and Sonoma county staff.

A special thanks is due the following office staff for the hundreds of hours spent on this project: Kelly Albelo, Pamela Benner, Regina Claypoole, April Camara, Pearl Gonzalez, Ann Jehn, Janell McAllister, Lupe Moreno, Jeremiah Rhine, and Sheryl Zazzi.

VIC TOLOMEO
State Statistician

JACK RUTZ
Deputy State Statistician

GARY NELSON – SHAWN CLARK
Agricultural Statisticians
Estimates Group -- (916) 498-5161

Issued Cooperatively

RONALD BOSECKER, Administrator
United States Department of Agriculture
National Agricultural Statistics Service

WILLIAM (Bill) J. LYONS, Secretary
California Department of Food and Agriculture
Marketing Services Division

The California Agricultural Statistics Service's publications are available on the Internet at *http://www.nass.usda.gov/ca* listed under "Publications."

Synonyms for Grape Variety Names
(First synonym listed was used for this publication.)

Alicante Bouschet – Alicante
Beauty Seedless -- Black Beauty
Black Corinth -- Zante Current
Black Prince -- Rose of Peru
Burger -- Monbadon
Chardonnay – Pinot Chardonnay
Cinsault or Cinsaut – Black Malvasia
Emerald Seedless – Black Seedless
Flame Seedless -- Red Flame
Gamay (Napa) -- Valdiguie
Gray Riesling -- Trousseau Gris
Grenache – Grenache Noir
Italia – Muscat Italia
Malaga -- White Malaga
Malvasia Bianca -- Vennentino – Vermintino
Marechal Foch -- Foch
Mataro -- Mourvedre
Meunier – Pinot Meunier
Muscat Blanc -- Muscat Canelli
Muscat Hamburg – Black Muscat
Negrette – Pinot St. George
Nero D'avola – Calabrese
Olivette Blanche -- Lady Finger
Palomino -- Golden Chasselas
Pinot Gris -- Pinot Grigio
Portugieser Blauer – Blue Portugues
Red Crimson -- Crimson Seedless
Red Globe -- Rose Ito
Refosco -- Mondeuse
Ribolla Gialla – Rebolla
Rubired – Tintoria
Ruby Seedless -- King Ruby
Sangioveto -- Sangiovese -- Brunello
Sauvignon Vert -- Muscadelle
St. Emilion -- Ugni Blanc -- Trebbiano
Sugraone -- Superior Seedless
Syrah -- Syrah Noir -- French Syrah -- Shiraz
Tempranillo -- Valdepenas – Tinta Roriz
Touriga Nacional – Touriga
Trousseau – Bastardo
White Riesling -- Johannisberg Riesling

TABLE 4 - WHITE WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY, BY YEAR PLANTED, CALIFORNIA

Variety	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
Burger *	1,209	0	24	0	447	174	**15**	**11**	**0**	1,853	**27**	1,880	2,027
Chardonnay *	49,273	4,989	7,511	11,615	12,033	7,895	**4,265**	**3,825**	**1,699**	93,316	**9,789**	103,105	103,491
Chenin Blanc	17,191	72	52	136	287	231	**20**	**34**	**0**	17,968	**54**	18,022	19,443
Emerald Riesling	274	0	0	0	0	0	**0**	**0**	**0**	274	**0**	274	424
French Colombard	39,147	2	65	251	5	4	**20**	**52**	**0**	39,474	**72**	39,546	42,135
Gewurztraminer	889	93	80	29	332	94	**10**	**4**	**2**	1,518	**16**	1,533	1,553
Malvasia Bianca *	1,987	231	38	93	6	30	**25**	**9**	**0**	2,384	**34**	2,418	2,514
Marsanne	24	6	8	0	7	5	**1**	**2**	**5**	50	**8**	58	57
Muscat Blanc *	887	35	9	57	26	67	**49**	**50**	**16**	1,080	**115**	1,195	1,244
Muscat of Alexandria	4,320	175	6	13	13	75	**241**	**223**	**2**	4,601	**465**	5,067	5,202
Muscat Orange	50	14	24	8	13	34	**6**	**24**	**0**	142	**30**	172	162
Palomino *	677	0	0	50	0	0	**0**	**0**	**0**	727	**0**	727	742
Pinot Blanc	655	9	6	13	41	22	**29**	**81**	**26**	746	**136**	882	990
Pinot Gris *	97	60	202	303	305	273	**381**	**379**	**835**	1,241	**1,595**	2,835	1,614
Roussanne	18	7	13	4	30	32	**38**	**20**	**15**	104	**73**	177	194
Sauvignon Blanc	7,434	332	253	689	1,703	1,848	**611**	**399**	**666**	12,257	**1,675**	13,933	13,595
Sauvignon Musque	16	11	19	35	30	35	**9**	**0**	**0**	145	**9**	154	143
Semillon	797	55	28	114	256	48	**35**	**16**	**10**	1,297	**61**	1,357	1,433
St. Emilion *	369	0	0	0	0	0	**0**	**0**	**0**	369	**0**	369	375
Symphony	261	110	0	74	121	15	**0**	**0**	**30**	582	**30**	612	582
Tocai Friulano	113	1	0	2	0	3	**4**	**7**	**0**	120	**12**	132	132
Viognier	264	148	188	195	536	243	**150**	**84**	**121**	1,574	**355**	1,929	1,777
White Riesling *	1,710	10	13	66	11	72	**37**	**1**	**9**	1,881	**46**	1,928	2,049
Other White Wine	286	5	17	199	437	596	**1,363**	**20**	**90**	1,541	**1,473**	3,013	584
Total White Wine	127,946	6,365	8,555	13,946	16,639	11,794	**7,309**	**5,238**	**3,526**	185,244	**16,073**	201,317	202,459

* Synonyms for variety names are shown on Page 3.

1/ Non-bearing years are 1999, 2000, and 2001. Thompson Seedless and all table grapes begin bearing after one non-bearing year in Riverside and Imperial counties.

TABLE 5 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY, BY YEAR PLANTED, CALIFORNIA

Variety	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
Alicante Bouschet *	1,207	0	7	1	120	108	**62**	**26**	**3**	1,443	**91**	1,534	1,586
Barbera	8,222	1,502	39	141	63	293	**61**	**58**	**51**	10,259	**170**	10,429	10,952
Cabernet Franc	1,465	89	47	188	508	596	**230**	**222**	**147**	2,893	**598**	3,491	3,510
Cabernet Sauvignon	26,826	1,957	2,642	5,742	9,939	8,797	**7,767**	**6,728**	**3,565**	55,901	**18,061**	73,962	69,645
Carignane	6,512	47	5	38	19	21	**8**	**8**	**1**	6,642	**17**	6,658	7,177
Carmine	26	0	0	0	75	1	**0**	**0**	**0**	102	**0**	102	102
Carnelian	960	0	0	483	112	160	**0**	**0**	**0**	1,715	**0**	1,715	1,680
Centurian	254	2	0	0	0	0	**68**	**0**	**0**	256	**68**	325	326
Charbono	46	0	0	2	2	1	**15**	**16**	**0**	50	**31**	81	82
Cinsaut *	64	3	0	2	0	28	**26**	**2**	**13**	97	**41**	137	131
Counoise	3	0	1	0	0	39	**8**	**7**	**5**	44	**19**	64	59
Dolcetto	33	5	13	4	58	14	**0**	**0**	**3**	127	**3**	130	171
Freisa	0	0	10	1	0	4	**0**	**121**	**0**	14	**121**	135	176
Gamay (Napa) *	540	56	15	0	32	24	**5**	**0**	**0**	668	**5**	673	764
Gamay Beaujolais	493	0	0	0	0	28	**0**	**13**	**0**	521	**13**	534	717
Grenache *	8,992	80	303	374	479	349	**198**	**51**	**113**	10,576	**362**	10,939	11,462
Lambrusco	103	0	0	0	0	0	**0**	**0**	**0**	103	**0**	103	103
Malbec	59	49	47	55	86	312	**99**	**135**	**125**	608	**358**	966	762
Mataro *	348	5	12	17	30	61	**46**	**48**	**55**	473	**149**	622	605
Merlot	13,840	6,912	7,274	7,845	5,536	3,795	**2,702**	**1,959**	**1,447**	45,202	**6,108**	51,310	49,985
Meunier *	163	0	16	8	1	21	**0**	**0**	**0**	209	**0**	209	221
Mission	589	0	0	0	0	97	**81**	**0**	**0**	686	**81**	767	926
Muscat Hamburg *	15	2	0	8	29	0	**0**	**1**	**1**	54	**2**	56	72
Nebbiolo	51	19	47	19	13	13	**15**	**8**	**3**	161	**25**	186	196
Petit Verdot	113	19	14	88	94	106	**115**	**139**	**128**	433	**382**	815	665
Petite Sirah	1,651	67	127	213	349	357	**594**	**413**	**355**	2,765	**1,362**	4,127	3,682
Pinot Noir	6,929	241	376	1,553	2,941	2,612	**2,822**	**3,668**	**1,905**	14,651	**8,395**	23,046	19,373
Pinotage	2	0	0	1	8	0	**4**	**70**	**0**	11	**74**	85	80
Primitivo	4	17	0	6	45	35	**7**	**34**	**36**	106	**78**	184	121
Royalty	683	0	0	0	0	0	**0**	**1**	**0**	683	**1**	684	732
Rubired *	7,757	751	233	323	476	1,359	**1,729**	**629**	**113**	10,898	**2,470**	13,368	14,318
Ruby Cabernet	4,994	661	164	237	763	924	**336**	**110**	**40**	7,742	**486**	8,227	8,548
Salvador	716	0	0	0	0	0	**0**	**0**	**0**	716	**0**	716	724
Sangioveto *	628	200	221	383	933	335	**120**	**69**	**55**	2,700	**244**	2,943	3,293
Syrah *	1,011	223	967	1,166	3,338	2,870	**2,332**	**1,823**	**1,008**	9,573	**5,162**	14,735	12,699
Tempranillo *	368	9	41	42	126	25	**44**	**38**	**14**	610	**96**	706	713
Touriga Francesca	10	0	0	24	25	0	**0**	**0**	**2**	59	**2**	61	35
Zinfandel	31,393	4,032	3,661	3,201	3,403	1,623	**747**	**826**	**815**	47,312	**2,388**	49,700	50,200
Other Red Wine	790	37	28	351	357	827	**845**	**110**	**393**	2,390	**1,348**	3,738	1,627
Total Red Wine	127,858	16,983	16,308	22,514	29,957	25,830	**21,087**	**17,331**	**10,393**	239,451	**48,811**	288,262	278,220

* Synonyms for variety names are shown on Page 3.

1/ Non-bearing years are 1999, 2000, and 2001. Thompson Seedless and all table grapes begin bearing after one non-bearing year in Riverside and Imperial counties.

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001			2000 Total
										Bearing	Non-Bearing 1/	Total	
	Acres												
ALICANTE BOUSCHET *													
Amador	0	0	0	0	0	0	0	3	0	0	3	3	0
Contra Costa	6	0	0	0	1	0	0	0	3	7	3	10	7
Fresno	533	0	6	0	114	10	0	3	0	663	3	667	683
Kern	122	0	0	0	0	0	0	0	0	122	0	122	141
Kings	15	0	0	0	0	0	0	0	0	15	0	15	41
Madera	82	0	0	0	0	39	20	0	0	121	20	141	141
Monterey	0	0	1	0	0	0	0	0	0	1	0	1	1
Napa	1	0	0	0	0	0	0	0	0	1	0	1	1
Riverside	20	0	0	0	0	0	1	0	0	20	1	21	21
San Bernardino	5	0	0	0	0	0	0	0	0	5	0	5	5
San Joaquin	90	0	0	0	0	0	0	18	0	90	18	108	98
San Luis Obispo	0	0	0	0	0	0	0	1	0	0	1	1	1
Santa Clara	0	0	0	0	0	0	0	1	0	0	1	1	1
Sonoma	48	0	0	0	0	1	0	0	0	49	0	49	56
Tulare	284	0	0	0	0	37	42	0	0	322	42	363	363
Yolo	0	0	0	1	5	21	0	0	0	26	0	26	26
State Total	1,207	0	7	1	120	108	62	26	3	1,443	91	1,534	1,586
BARBERA													
Amador	84	14	13	0	9	23	10	6	0	143	16	159	154
Calaveras	0	0	0	0	0	0	0	3	0	0	3	3	3
Contra Costa	0	0	0	0	0	0	5	0	0	0	5	5	7
El Dorado	20	0	0	0	3	1	7	0	0	24	7	31	31
Fresno	4,427	1,091	0	118	0	107	2	0	0	5,742	2	5,744	5,744
Kern	334	20	0	0	0	0	0	0	0	354	0	354	790
Kings	47	0	0	0	0	0	0	0	0	47	0	47	47
Lake	6	0	0	0	0	13	0	10	0	19	11	29	20
Madera	1,668	182	0	0	0	40	0	0	0	1,890	0	1,890	2,000
Mendocino	13	3	0	0	2	30	0	4	3	48	7	54	50
Merced	437	0	0	0	0	0	0	0	0	437	0	437	465
Monterey	11	0	0	0	0	0	21	0	0	11	21	33	43
Napa	0	4	7	0	13	0	0	0	0	24	0	24	24
Nevada	0	0	0	0	0	0	7	0	0	0	7	7	7
Placer	2	0	0	0	0	0	0	0	0	2	0	2	2
Riverside	0	0	0	0	1	0	0	0	0	1	0	1	1
Sacramento	0	0	0	0	0	0	0	10	0	0	10	10	0
San Benito	0	0	0	2	1	0	0	0	0	3	0	3	3
San Joaquin	106	22	0	7	0	34	0	21	49	169	70	238	194
San Luis Obispo	1	0	2	9	4	30	4	2	0	46	6	52	43
Santa Barbara	2	17	0	0	0	0	0	0	0	19	0	19	19
Santa Clara	0	0	0	0	0	0	0	2	0	0	2	2	0
Solano	0	0	0	0	3	0	0	0	0	3	0	3	3
Sonoma	16	0	17	5	14	15	5	0	0	66	5	71	80
Stanislaus	783	0	0	2	15	0	0	0	0	800	0	800	809
Tulare	266	149	0	0	0	0	0	0	0	415	0	415	415
Yolo	1	0	0	0	0	0	0	0	0	1	0	1	1
State Total	8,222	1,502	39	141	63	293	61	58	51	10,259	170	10,429	10,952
CABERNET FRANC													
Alameda	5	0	0	0	4	0	0	0	0	9	0	9	9
Amador	28	0	0	7	0	0	0	3	0	35	3	38	38
Calaveras	10	1	0	0	0	0	0	0	6	11	6	17	11
El Dorado	15	1	2	0	2	10	4	1	3	29	8	36	31
Fresno	0	0	0	0	10	0	0	0	0	10	0	10	10
Kings	0	0	0	0	0	0	0	0	0	0	0	0	200
Lake	38	0	0	0	22	35	33	18	6	94	57	151	138
Madera	0	0	0	0	0	0	12	0	0	0	12	12	12
Marin	3	0	0	0	0	0	0	0	0	3	0	3	3
Mariposa	1	0	0	0	1	0	0	0	0	2	0	2	2
Mendocino	51	0	0	5	3	3	0	17	0	63	17	80	80
Monterey	144	0	0	23	0	89	1	48	19	256	68	324	304
Napa	568	66	37	35	86	88	35	47	44	879	127	1,006	938
Nevada	15	0	0	0	0	1	21	0	0	16	21	38	38
Riverside	4	0	0	0	3	2	1	3	0	9	4	13	10
Sacramento	72	0	0	0	120	209	15	0	0	401	15	416	401
San Benito	8	0	0	0	4	0	0	5	0	12	5	17	17
San Bernardino	3	0	0	0	0	0	0	0	0	3	0	3	3
San Diego	0	0	0	0	0	0	3	0	0	0	3	3	3
San Joaquin	35	0	0	17	133	0	0	8	0	185	8	193	190
San Luis Obispo	45	0	4	22	31	66	17	8	30	167	55	222	151
Santa Barbara	79	3	3	5	13	24	24	7	0	126	31	157	164
Santa Clara	13	0	1	0	0	0	3	0	0	14	3	18	16
Solano	0	0	0	0	6	0	0	0	10	6	10	16	6
Sonoma	327	18	1	35	32	69	62	56	28	482	146	627	655
Tulare	0	0	0	40	40	0	0	0	0	80	0	80	80
State Total	1,465	89	47	188	508	596	230	222	147	2,893	598	3,491	3,510

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001			2000 Total
										Bearing	Non-Bearing 1/	Total	
	Acres												
CABERNET SAUVIGNON													
Alameda	154	0	20	0	16	44	29	4	76	235	110	344	291
Amador	82	0	0	0	0	0	0	2	0	82	2	83	83
Butte	66	0	0	0	0	0	0	0	0	66	0	66	66
Calaveras	27	0	2	4	7	13	23	18	6	52	47	99	93
Colusa	20	0	0	0	0	0	0	0	0	20	0	20	20
Contra Costa	8	0	0	0	0	0	3	0	0	9	3	12	14
El Dorado	143	1	4	0	37	37	1	1	0	222	2	224	221
Fresno	35	0	427	321	528	127	188	0	2	1,439	190	1,629	1,510
Kern	524	46	0	56	966	40	366	26	0	1,631	392	2,023	2,104
Kings	37	0	0	39	40	0	0	0	0	115	0	115	115
Lake	681	0	7	65	75	624	274	692	438	1,451	1,403	2,855	2,727
Los Angeles	3	0	0	0	0	9	7	11	0	12	18	31	31
Madera	131	14	230	718	809	111	524	0	9	2,013	533	2,546	2,386
Marin	12	0	0	0	0	0	1	0	0	12	1	13	13
Mariposa	8	0	0	0	0	0	0	0	0	8	0	8	10
Mendocino	936	35	44	124	155	299	267	393	164	1,594	824	2,418	2,275
Merced	256	0	4	490	20	123	57	0	0	892	57	949	895
Monterey	2,135	42	206	300	370	692	250	948	536	3,743	1,734	5,478	5,460
Napa	6,854	528	492	791	1,189	1,606	1,653	1,619	949	11,459	4,221	15,680	13,759
Nevada	41	0	0	0	0	0	53	10	0	41	63	104	94
Placer	2	0	1	0	0	0	0	0	0	3	0	3	3
Riverside	96	0	0	4	50	28	10	12	0	178	22	201	189
Sacramento	1,033	0	160	267	656	951	235	105	0	3,067	340	3,406	3,438
San Benito	276	0	0	0	273	66	10	46	0	616	56	672	664
San Bernardino	2	0	0	0	0	0	0	0	0	2	0	2	2
San Diego	0	0	1	1	0	3	1	0	0	5	1	6	6
San Joaquin	4,550	617	354	884	2,089	1,535	1,213	558	37	10,029	1,808	11,837	11,712
San Luis Obispo	2,455	235	139	794	1,020	985	687	505	328	5,626	1,520	7,147	6,529
San Mateo	3	0	0	1	0	1	0	0	0	4	0	5	5
Santa Barbara	550	10	14	1	85	100	191	250	5	759	445	1,204	1,104
Santa Clara	158	6	1	2	1	22	29	40	4	190	74	264	258
Santa Cruz	6	0	0	0	17	1	0	0	0	24	0	24	24
Solano	194	0	24	63	88	33	66	5	25	401	96	497	426
Sonoma	4,275	311	349	700	1,040	1,065	1,204	1,447	984	7,739	3,635	11,374	10,455
Stanislaus	384	26	95	55	224	129	171	37	0	912	208	1,120	1,111
Trinity	10	0	0	0	0	0	0	0	0	10	0	10	5
Tulare	308	80	0	19	139	151	195	0	0	697	195	892	915
Yolo	249	6	68	46	48	3	59	0	3	420	62	482	512
Yuba	122	0	0	0	0	0	0	0	0	122	0	122	122
State Total	26,826	1,957	2,642	5,742	9,939	8,797	7,767	6,728	3,565	55,901	18,061	73,962	69,645
CARIGNANE													
Amador	3	0	0	0	0	0	0	0	0	3	0	3	3
Contra Costa	89	0	0	0	0	0	0	0	0	89	0	89	89
Fresno	316	0	0	0	0	0	2	0	0	316	2	318	318
Kern	195	0	0	0	0	0	0	0	0	195	0	195	422
Kings	62	0	0	0	0	0	0	0	0	62	0	62	62
Lake	1	0	0	0	0	0	0	0	0	1	0	1	1
Madera	2,577	0	0	35	15	0	0	0	0	2,627	0	2,627	2,669
Mendocino	552	0	0	1	4	0	0	0	0	557	0	557	613
Merced	354	0	0	0	0	0	0	0	0	354	0	354	354
Napa	10	0	0	0	0	0	0	0	0	10	0	10	11
Placer	6	0	0	0	0	0	0	0	0	6	0	6	6
Riverside	10	0	0	0	0	0	1	0	0	10	1	11	11
Sacramento	1	0	0	0	0	0	0	0	0	1	0	1	1
San Bernardino	18	0	0	0	0	0	0	0	0	18	0	18	18
San Diego	1	0	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	1,561	47	5	2	0	0	4	7	0	1,615	11	1,625	1,751
Santa Clara	47	0	0	0	0	0	1	0	0	47	1	48	50
Solano	20	0	0	0	0	0	0	0	0	20	0	20	20
Sonoma	180	0	0	0	0	1	0	1	1	181	1	182	178
Stanislaus	258	0	0	0	0	0	0	1	0	258	1	259	316
Tulare	252	0	0	0	0	19	0	0	0	271	0	271	284
State Total	6,512	47	5	38	19	21	8	8	1	6,642	17	6,658	7,177
CARMINE													
Kern	0	0	0	0	75	0	0	0	0	75	0	75	75
Santa Barbara	0	0	0	0	0	1	0	0	0	1	0	1	1
Solano	2	0	0	0	0	0	0	0	0	2	0	2	2
Sonoma	2	0	0	0	0	0	0	0	0	2	0	2	2
Tulare	22	0	0	0	0	0	0	0	0	22	0	22	22
State Total	26	0	0	0	75	1	0	0	0	102	0	102	102

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
CARNELIAN													
Fresno	489	0	0	0	0	80	0	0	0	569	0	569	574
Kern	414	0	0	0	14	0	0	0	0	428	0	428	428
Madera	58	0	0	483	0	0	0	0	0	541	0	541	541
San Joaquin	0	0	0	0	4	0	0	0	0	4	0	4	4
Tulare	0	0	0	0	94	80	0	0	0	174	0	174	134
State Total	960	0	0	483	112	160	0	0	0	1,715	0	1,715	1,680
CENTURIAN													
Fresno	153	2	0	0	0	0	0	0	0	155	0	155	155
Glenn	0	0	0	0	0	0	68	0	0	0	68	68	70
Madera	41	0	0	0	0	0	0	0	0	41	0	41	41
Tulare	60	0	0	0	0	0	0	0	0	60	0	60	60
State Total	254	2	0	0	0	0	68	0	0	256	68	325	326
CHARBONO													
El Dorado	1	0	0	0	0	1	0	0	0	2	0	2	2
Madera	0	0	0	0	0	0	0	10	0	0	10	10	10
Mendocino	12	0	0	0	0	0	1	0	0	12	1	13	13
Monterey	0	0	0	0	0	0	9	0	0	0	9	9	9
Napa	30	0	0	2	0	0	6	3	0	31	8	40	43
Nevada	2	0	0	0	0	0	0	0	0	2	0	2	2
Santa Clara	2	0	0	0	0	0	0	4	0	2	4	6	4
Sonoma	0	0	0	0	1	0	0	0	0	1	0	1	1
State Total	46	0	0	2	2	1	15	16	0	50	31	81	82
CINSAUT *													
Contra Costa	2	1	0	0	0	0	0	0	0	3	0	3	3
Fresno	11	0	0	0	0	0	0	0	0	11	0	11	11
Mendocino	2	0	0	0	0	0	0	0	0	2	0	2	2
Monterey	3	0	0	0	0	0	0	0	0	3	0	3	3
Sacramento	0	0	0	0	0	0	1	0	0	0	1	1	0
San Joaquin	0	0	0	0	0	0	0	0	10	0	10	10	0
San Luis Obisp	0	0	0	0	0	12	0	0	0	12	0	12	12
Santa Barbara	0	1	0	2	0	4	12	2	2	7	16	23	21
Santa Clara	0	0	0	0	0	0	1	0	0	0	1	1	1
Sonoma	4	0	0	0	0	1	0	0	1	5	1	6	12
Tulare	42	0	0	0	0	0	12	0	0	42	12	54	54
Yolo	0	0	0	0	0	11	0	0	0	11	0	11	11
State Total	64	3	0	2	0	28	26	2	13	97	41	137	131
COUNOISE													
Alameda	0	0	0	0	0	6	0	0	0	6	0	6	6
Lake	0	0	0	0	0	0	0	0	1	0	1	1	0
San Luis Obispo	3	0	1	0	0	10	2	3	0	15	5	20	20
Santa Barbara	0	0	0	0	0	23	6	4	4	23	13	36	32
State Total	3	0	1	0	0	39	8	7	5	44	19	64	59
DOLCETTO													
El Dorado	0	0	0	0	3	0	0	0	0	3	0	3	3
Mendocino	4	2	0	0	1	0	0	0	3	6	3	9	6
Monterey	0	0	8	0	0	0	0	0	0	8	0	8	8
Napa	6	4	4	4	1	0	0	0	0	18	0	18	11
Riverside	5	0	0	0	0	0	0	0	0	5	0	5	5
San Benito	10	0	0	0	0	0	0	0	0	10	0	10	10
San Joaquin	0	0	0	0	3	0	0	0	0	3	0	3	3
San Luis Obispo	0	0	0	0	7	0	0	0	0	7	0	7	6
Santa Barbara	5	0	0	0	4	0	0	0	0	9	0	9	9
Santa Cruz	0	0	2	0	0	0	0	0	0	2	0	2	2
Solano	2	0	0	0	0	0	0	0	0	2	0	2	3
Sonoma	1	0	0	1	0	14	0	0	0	16	0	16	29
Tulare	0	0	0	0	40	0	0	0	0	40	0	40	77
State Total	33	5	13	4	58	14	0	0	3	127	3	130	171
FREISA													
Amador	0	0	2	0	0	0	0	0	0	2	0	2	2
Fresno	0	0	0	0	0	0	0	116	0	0	116	116	153

106

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001			2000 Total
										Bearing	Non-Bearing 1/	Total	
	Acres												
FREISA (Cont'd.)													
Monterey	0	0	8	0	0	0	0	0	0	8	0	8	8
Sonoma	0	0	0	1	0	4	0	5	0	4	5	9	13
State Total	0	0	10	1	0	4	0	121	0	14	121	135	176
GAMAY (NAPA) *													
Lake	43	8	0	0	0	0	0	0	0	51	0	51	51
Madera	32	48	0	0	0	0	0	0	0	80	0	80	80
Mendocino	34	0	0	0	0	0	5	0	0	34	5	39	46
Monterey	81	0	14	0	20	0	0	0	0	115	0	115	115
Napa	142	0	0	0	0	0	0	0	0	142	0	142	162
San Diego	0	1	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	0	0	0	0	0	0	0	0	0	0	0	0	50
San Luis Obispo	63	0	0	0	8	23	0	0	0	94	0	94	84
Solano	74	0	0	0	4	0	0	0	0	78	0	78	78
Sonoma	56	0	1	0	0	1	0	0	0	58	0	58	83
Tehama	2	0	0	0	0	0	0	0	0	2	0	2	2
Yolo	13	0	0	0	0	0	0	0	0	13	0	13	13
State Total	540	56	15	0	32	24	5	0	0	668	5	673	764
GAMAY BEAUJOLAIS													
Kern	143	0	0	0	0	2	0	0	0	145	0	145	145
Mendocino	27	0	0	0	0	0	0	0	0	27	0	27	32
Monterey	172	0	0	0	0	0	0	0	0	172	0	172	272
Napa	15	0	0	0	0	0	0	0	0	15	0	15	7
Riverside	3	0	0	0	0	0	0	0	0	3	0	3	4
San Benito	69	0	0	0	0	0	0	0	0	69	0	69	132
San Luis Obispo	22	0	0	0	0	0	0	0	0	22	0	22	22
Solano	4	0	0	0	0	26	0	13	0	30	13	43	43
Sonoma	39	0	0	0	0	0	0	0	0	39	0	39	62
State Total	493	0	0	0	0	28	0	13	0	521	13	534	717
GRENACHE *													
Alameda	0	0	0	0	0	5	0	0	0	5	0	5	5
Amador	2	2	0	0	1	0	2	1	0	6	3	8	10
Contra Costa	0	6	0	0	0	0	15	0	0	6	15	21	21
El Dorado	9	0	0	0	0	0	0	0	1	9	1	10	9
Fresno	2,500	1	272	45	106	65	9	0	0	2,989	9	2,999	3,128
Glenn	503	0	0	0	0	0	0	0	0	503	0	503	503
Kern	862	0	0	44	27	0	0	0	0	933	0	933	1,154
Kings	271	0	0	0	0	0	0	0	0	271	0	271	271
Madera	2,987	0	0	258	70	194	108	1	0	3,510	109	3,619	3,674
Mariposa	1	0	0	0	0	0	0	1	0	1	1	2	2
Mendocino	34	0	0	0	0	0	0	1	7	34	8	42	41
Merced	212	68	0	0	0	0	0	7	0	281	7	288	315
Monterey	63	0	21	0	2	6	0	1	64	93	65	157	111
Napa	3	0	0	0	6	1	0	2	3	10	5	15	17
Placer	2	0	0	0	0	0	0	0	0	2	0	2	2
Riverside	0	0	0	0	0	0	4	0	0	0	4	4	0
Sacramento	0	0	0	0	0	0	4	0	0	0	4	4	0
San Benito	14	0	0	0	0	0	0	0	0	14	0	14	11
San Bernardino	182	0	0	0	0	0	0	0	0	182	0	182	184
San Diego	1	0	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	474	2	0	0	0	6	6	2	19	481	26	508	567
San Luis Obispo	6	0	1	6	7	13	4	15	0	32	20	52	50
Santa Barbara	17	0	0	9	15	21	41	15	14	63	70	132	115
Santa Clara	24	0	0	1	0	0	4	0	0	25	4	29	32
Sonoma	31	1	0	0	11	1	2	5	6	44	13	58	55
Stanislaus	661	0	9	0	0	0	0	0	0	670	0	670	758
Tulare	131	0	0	11	203	37	0	0	0	381	0	382	398
Yolo	0	0	0	0	30	0	0	0	0	31	0	31	30
State Total	8,992	80	303	374	479	349	198	51	113	10,576	362	10,939	11,462
LAMBRUSCO													
Fresno	10	0	0	0	0	0	0	0	0	10	0	10	10
Madera	93	0	0	0	0	0	0	0	0	93	0	93	93
State Total	103	0	0	0	0	0	0	0	0	103	0	103	103
MALBEC													
Calaveras	1	0	0	0	0	0	0	0	0	1	0	1	1
Contra Costa	0	0	0	0	0	0	0	0	0	0	0	0	3
El Dorado	0	0	0	1	1	0	3	4	0	2	7	9	6
Lake	3	0	0	0	4	7	0	6	4	13	10	23	17
Mendocino	1	0	0	0	0	0	7	0	3	1	10	11	8
Monterey	4	0	3	1	4	25	0	40	61	37	101	139	77

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
MALBEC (Cont'd.)													
Napa	26	6	9	13	29	16	15	21	7	100	43	142	131
Riverside	0	0	0	0	0	2	0	0	0	2	0	2	2
Sacramento	0	14	0	0	16	17	0	6	0	47	6	53	47
San Benito	0	0	0	0	0	0	0	4	0	0	4	4	4
San Joaquin	0	0	0	6	0	180	38	0	8	185	46	232	163
San Luis Obispo	1	5	0	0	8	27	2	8	12	41	22	63	46
Santa Barbara	0	0	2	0	4	0	1	0	0	6	1	7	7
Santa Clara	0	0	1	0	0	0	2	1	0	1	3	4	3
Sonoma	23	24	5	24	20	31	31	45	30	127	106	233	205
Stanislaus	0	0	0	0	0	8	0	0	0	8	0	8	8
Yolo	0	0	27	10	0	1	0	0	0	38	0	38	37
State Total	59	49	47	55	86	312	99	135	125	608	358	966	762
MATARO *													
Alameda	0	0	0	0	0	0	20	0	0	0	20	20	20
Amador	10	0	0	0	1	2	1	5	4	13	9	23	16
Contra Costa	199	3	0	2	0	0	1	7	2	203	9	212	237
El Dorado	1	0	0	3	0	0	0	0	4	4	4	8	4
Lake	3	0	0	0	0	0	0	0	0	3	0	3	3
Mariposa	0	0	0	0	0	0	0	1	0	0	1	1	1
Mendocino	4	0	0	0	0	0	0	0	0	4	0	4	0
Monterey	1	0	0	0	0	6	0	0	15	7	15	22	8
Napa	0	0	10	2	1	1	0	1	0	14	1	15	25
Placer	11	0	0	0	0	0	0	0	0	11	0	11	11
Riverside	12	0	0	0	0	0	0	0	0	12	0	12	12
Sacramento	0	0	0	0	0	0	0	4	0	0	4	4	0
San Bernardino	23	0	0	0	0	0	0	0	0	23	0	23	23
San Diego	1	0	0	0	0	0	0	0	0	2	0	2	2
San Joaquin	6	0	0	0	0	0	0	0	0	6	0	6	6
San Luis Obispo	11	0	2	11	3	16	18	15	0	42	32	75	74
Santa Barbara	19	0	0	0	3	35	6	16	11	57	32	89	78
Santa Clara	1	0	0	0	0	0	1	0	0	1	1	2	2
Sonoma	25	2	0	0	2	0	0	1	1	29	3	32	43
Stanislaus	0	0	0	0	0	0	0	0	18	0	18	18	0
Yolo	21	0	0	0	21	1	0	0	0	42	0	42	41
State Total	348	5	12	17	30	61	46	48	55	473	149	622	605
MERLOT													
Alameda	76	31	22	8	3	2	0	1	0	142	1	143	143
Amador	2	5	13	0	7	0	0	0	0	26	0	26	26
Butte	9	0	0	2	0	5	7	0	0	17	7	24	24
Calaveras	20	19	0	4	0	3	1	6	22	45	29	74	52
Colusa	16	0	0	10	0	0	0	0	0	26	0	26	28
Contra Costa	2	0	0	50	34	47	0	0	0	133	0	133	146
El Dorado	75	4	17	6	17	21	1	0	11	140	12	152	149
Fresno	76	439	58	490	313	88	17	1	0	1,463	18	1,481	1,440
Glenn	0	0	60	0	0	0	0	0	0	60	0	60	60
Humboldt	0	1	0	0	0	0	0	0	0	1	0	1	1
Kern	296	269	557	210	454	0	0	0	0	1,786	0	1,786	1,935
Kings	0	0	14	6	0	0	0	0	0	20	0	20	35
Lake	155	58	46	101	71	33	35	71	28	465	134	599	584
Los Angeles	3	0	0	0	0	2	0	0	0	5	0	5	5
Madera	732	837	920	992	282	270	20	0	0	4,033	20	4,053	4,201
Marin	0	0	0	0	0	0	0	0	0	0	0	0	31
Mariposa	15	1	0	0	0	0	0	0	0	16	0	16	16
Mendocino	576	206	232	293	205	91	38	75	30	1,603	142	1,745	1,741
Merced	520	1,194	179	60	0	0	0	0	0	1,953	0	1,953	1,953
Monterey	1,199	393	392	1,054	423	498	529	419	556	3,958	1,504	5,462	4,910
Napa	2,773	655	776	728	1,055	637	420	292	180	6,624	892	7,516	7,168
Nevada	23	0	2	0	1	0	3	0	0	25	3	28	29
Riverside	57	49	38	1	11	14	0	0	0	170	0	171	166
Sacramento	606	658	498	446	585	109	203	193	75	2,903	471	3,374	3,281
San Benito	70	30	49	7	138	58	53	42	0	351	94	445	447
San Bernardino	2	0	0	0	0	0	0	0	0	2	0	2	2
San Diego	5	2	0	0	0	0	0	3	0	7	3	9	9
San Joaquin	1,785	810	1,425	966	465	889	609	368	273	6,339	1,249	7,588	7,598
San Luis Obispo	620	175	599	610	498	397	139	68	28	2,899	235	3,134	2,934
San Mateo	3	0	0	0	0	0	0	0	0	3	0	3	3
Santa Barbara	298	18	81	78	63	252	161	63	0	791	224	1,015	995
Santa Clara	155	0	8	3	4	35	16	3	0	205	19	224	220
Santa Cruz	11	3	1	0	12	0	7	0	0	27	7	33	33
Solano	99	26	26	93	45	7	50	0	13	295	63	358	357
Sonoma	2,968	621	752	1,057	703	329	393	328	174	6,430	895	7,325	6,991
Stanislaus	68	178	141	253	58	6	0	28	0	703	28	732	762
Tehama	0	23	0	0	0	0	0	0	0	23	0	23	25
Trinity	17	0	1	0	0	0	0	0	0	18	0	19	9

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
MERLOT (Cont'd.)													
Tulare	71	123	125	128	90	0	0	0	57	536	57	593	499
Yolo	437	87	245	187	0	3	0	0	1	959	1	960	978
State Total	13,840	6,912	7,274	7,845	5,536	3,795	2,702	1,959	1,447	45,202	6,108	51,310	49,985
MEUNIER *													
Mendocino	2	0	0	0	1	4	0	0	0	7	0	7	10
Napa	79	0	0	8	0	0	0	0	0	87	0	87	93
Riverside	5	0	0	0	0	0	0	0	0	5	0	5	5
Sonoma	77	0	16	0	1	17	0	0	0	111	0	111	114
State Total	163	0	16	8	1	21	0	0	0	209	0	209	221
MISSION													
Amador	10	0	0	0	0	0	0	0	0	10	0	10	10
Fresno	98	0	0	0	0	92	80	0	0	190	80	270	288
Kings	0	0	0	0	0	0	0	0	0	0	0	0	40
Madera	27	0	0	0	0	0	0	0	0	27	0	27	27
Merced	11	0	0	0	0	0	0	0	0	11	0	11	18
Placer	24	0	0	0	0	0	0	0	0	24	0	24	24
Riverside	2	0	0	0	0	0	0	0	0	2	0	2	2
San Bernardino	146	0	0	0	0	0	0	0	0	146	0	146	182
San Joaquin	146	0	0	0	0	0	0	0	0	146	0	146	162
Santa Clara	5	0	0	0	0	0	0	0	0	5	0	5	5
Sonoma	3	0	0	0	0	0	0	0	0	3	0	3	3
Stanislaus	114	0	0	0	0	5	1	0	0	118	1	119	129
Tulare	5	0	0	0	0	0	0	0	0	5	0	5	37
State Total	589	0	0	0	0	97	81	0	0	686	81	767	926
MUSCAT HAMBURG *													
Amador	2	0	0	1	0	0	0	0	0	4	0	4	4
El Dorado	2	0	0	0	0	0	0	0	0	2	0	2	0
Fresno	0	0	0	0	0	0	0	0	0	0	0	0	18
Monterey	0	0	0	0	0	0	0	0	1	0	1	1	0
Napa	0	2	0	0	0	0	0	0	0	2	0	2	2
San Joaquin	7	0	0	4	0	0	0	0	0	11	0	11	11
San Luis Obispo	3	0	0	0	0	0	0	1	0	3	1	4	4
Sonoma	1	0	0	3	0	0	0	0	0	3	0	3	4
Yolo	0	0	0	0	29	0	0	0	0	29	0	29	29
State Total	15	2	0	8	29	0	0	1	1	54	2	56	72
NEBBIOLO													
Amador	4	0	0	0	0	0	0	5	0	4	5	8	4
Calaveras	0	0	0	0	4	0	0	0	0	4	0	4	4
El Dorado	1	0	0	0	2	0	0	0	0	3	0	3	3
Lake	0	0	0	0	0	1	0	3	0	1	3	3	2
Madera	0	0	0	0	0	0	12	0	0	0	12	12	12
Mendocino	2	0	0	0	0	0	2	0	0	2	2	4	4
Monterey	3	0	0	11	0	0	0	0	0	15	0	15	15
Napa	0	4	1	1	5	1	0	0	0	11	0	11	11
Riverside	12	0	0	1	0	1	0	0	0	13	0	13	13
San Diego	0	0	0	0	1	0	0	0	0	1	0	1	1
San Luis Obispo	14	4	7	0	1	0	0	0	3	25	3	28	29
Santa Barbara	14	10	0	2	0	0	2	0	0	26	2	27	31
Santa Clara	1	0	0	0	0	0	0	0	0	1	0	1	1
Santa Cruz	0	0	1	0	0	0	0	0	0	1	0	1	1
Sonoma	0	0	1	5	1	10	0	0	0	18	0	18	29
Tulare	0	0	38	0	0	0	0	0	0	38	0	38	38
State Total	51	19	47	19	13	13	15	8	3	161	25	186	196
PETIT VERDOT													
Alameda	0	0	0	0	3	0	0	0	9	3	9	13	3
Amador	1	0	0	0	0	0	0	0	0	1	0	1	1
Calaveras	1	0	0	0	0	0	0	3	0	1	3	4	4
El Dorado	1	0	0	0	1	0	0	0	3	1	3	4	1
Lake	0	0	0	0	4	7	0	3	1	11	4	16	15
Mendocino	6	0	0	1	0	2	0	7	0	8	7	15	15
Monterey	3	0	0	6	3	13	0	0	30	24	30	54	24
Napa	64	13	5	54	41	51	35	46	20	227	101	328	266
Riverside	0	0	0	0	2	2	0	0	0	4	0	4	4
San Benito	0	0	0	0	4	0	0	0	0	4	0	4	4
San Joaquin	0	0	0	0	0	0	16	0	31	1	47	47	16
San Luis Obispo	9	0	0	0	11	13	37	26	8	33	71	104	106
Santa Barbara	0	0	2	0	0	0	2	3	0	2	6	7	4
Santa Clara	2	0	1	0	0	0	4	0	0	3	4	7	7
Solano	0	0	0	0	0	0	0	0	6	0	6	6	0

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
PETIT VERDOT (Cont'd.)													
Sonoma	27	6	6	6	14	17	15	50	20	76	84	160	153
Yolo	0	0	0	21	11	1	7	0	0	33	7	40	39
State Total	113	19	14	88	94	106	115	139	128	433	382	815	665
PETITE SIRAH													
Alameda	27	29	16	1	4	20	6	0	0	97	6	102	97
Amador	2	0	0	0	0	0	1	14	1	2	16	17	19
Colusa	0	0	0	0	0	0	0	0	5	0	5	5	0
Contra Costa	0	0	0	4	0	5	10	0	3	9	13	22	21
El Dorado	11	1	2	0	2	2	2	1	2	17	5	22	20
Kern	38	0	0	0	0	0	0	0	0	38	0	38	38
Lake	20	0	0	0	17	23	84	13	26	60	123	182	159
Madera	70	0	40	0	0	0	20	0	1	110	21	131	130
Mendocino	202	4	4	6	10	3	41	71	44	228	156	384	334
Merced	268	0	0	0	0	0	0	0	0	268	0	268	268
Monterey	204	0	0	0	0	31	0	1	70	235	72	306	236
Napa	228	14	1	18	33	34	44	40	35	328	119	446	401
Nevada	2	0	0	0	0	0	0	11	0	2	11	13	2
Riverside	9	0	0	0	0	0	0	3	0	9	3	12	9
Sacramento	81	0	0	0	0	17	49	0	5	98	54	152	173
San Benito	0	0	0	0	6	0	0	0	0	6	0	6	4
San Bernardino	0	0	0	0	1	0	0	0	0	1	0	1	1
San Joaquin	96	0	0	95	85	60	140	42	85	336	266	603	462
San Luis Obispo	84	0	5	28	103	63	73	67	40	283	179	463	387
Santa Barbara	5	0	0	0	2	8	12	0	0	14	12	26	18
Santa Clara	30	0	0	1	0	0	4	0	0	30	4	34	39
Solano	16	0	0	0	6	1	60	29	13	24	102	126	90
Sonoma	174	18	6	41	18	37	19	39	28	294	85	379	364
Stanislaus	58	0	0	0	0	4	0	0	0	62	0	62	62
Tehama	10	0	0	0	0	0	0	0	0	10	0	10	10
Yolo	7	0	54	19	62	48	30	84	0	191	114	305	325
Yuba	11	1	0	1	0	0	0	0	0	14	0	14	14
State Total	1,651	67	127	213	349	357	594	413	355	2,765	1,362	4,127	3,682
PINOT NOIR													
Calaveras	0	0	0	0	0	0	0	2	6	0	8	8	2
Contra Costa	1	0	0	0	0	0	0	0	0	1	0	1	3
El Dorado	5	0	0	0	0	1	0	2	0	6	2	8	6
Humboldt	5	0	0	0	0	0	0	0	0	5	0	5	5
Lake	0	0	0	0	0	0	0	0	4	0	4	4	0
Madera	5	6	0	0	0	0	0	0	2	11	2	13	11
Marin	40	3	3	0	0	11	0	1	0	57	1	58	27
Mendocino	598	9	36	74	225	275	242	219	191	1,217	652	1,869	1,587
Merced	0	0	0	7	0	0	7	0	0	7	7	14	14
Monterey	1,213	0	35	165	402	505	293	718	358	2,319	1,368	3,687	3,022
Napa	1,241	88	119	245	365	323	305	138	25	2,380	468	2,849	2,882
Nevada	4	0	0	0	0	0	0	0	0	4	0	4	4
Riverside	0	0	0	0	0	0	3	0	0	0	3	3	0
Sacramento	0	0	0	0	86	19	79	0	23	105	102	208	271
San Benito	157	0	0	0	36	67	61	42	10	259	113	372	355
San Joaquin	0	0	0	86	0	0	0	1	20	86	21	107	87
San Luis Obispo	222	5	35	74	217	32	242	149	198	585	589	1,173	580
San Mateo	7	0	3	0	2	0	0	0	0	13	0	13	13
Santa Barbara	799	23	15	155	351	241	621	389	26	1,583	1,036	2,619	2,341
Santa Clara	37	2	2	2	2	3	17	1	0	47	18	64	65
Santa Cruz	23	4	6	2	8	2	6	0	4	44	10	53	45
Solano	8	0	0	45	42	0	18	0	0	95	18	113	113
Sonoma	2,567	101	123	691	1,204	1,131	920	2,006	1,039	5,817	3,965	9,782	7,921
Stanislaus	0	0	0	8	1	0	0	0	0	9	0	9	9
Trinity	1	0	0	1	0	0	10	0	0	2	10	11	11
Yolo	0	0	0	0	0	2	0	0	0	2	0	2	0
State Total	6,929	241	376	1,553	2,941	2,612	2,822	3,668	1,905	14,651	8,395	23,046	19,373
PINOTAGE													
Amador	2	0	0	0	0	0	1	0	0	2	1	4	4
Monterey	0	0	0	0	0	0	0	65	0	0	65	65	65
Napa	0	0	0	0	4	0	0	0	0	4	0	4	3
San Luis Obispo	0	0	0	0	0	0	0	5	0	0	5	5	5
Sonoma	0	0	0	1	4	0	3	0	0	5	3	7	3
State Total	2	0	0	1	8	0	4	70	0	11	74	85	80
PRIMITIVO													
Amador	0	0	0	2	8	14	3	3	0	24	6	30	30
El Dorado	0	0	0	2	0	0	0	2	0	2	2	4	2
Mendocino	0	0	0	0	0	0	0	7	0	0	7	7	0
Merced	0	0	0	1	0	0	0	0	0	1	0	1	1

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
PRIMITIVO (Cont'd.)													
Napa	0	17	0	0	11	12	0	5	0	40	5	45	43
Nevada	0	0	0	0	0	0	2	0	0	0	2	2	2
San Joaquin	0	0	0	0	0	0	0	9	31	0	40	40	0
San Luis Obispo	0	0	0	0	0	0	0	2	0	0	2	2	0
Santa Clara	0	0	0	0	0	0	1	0	0	0	1	1	1
Solano	0	0	0	0	0	0	0	0	5	0	5	5	0
Sonoma	4	0	0	1	12	4	1	7	0	20	8	28	22
Stanislaus	0	0	0	0	14	6	0	0	0	19	0	20	20
State Total	4	17	0	6	45	35	7	34	36	106	78	184	121
ROYALTY													
Fresno	114	0	0	0	0	0	0	0	0	114	0	114	116
Kern	91	0	0	0	0	0	0	0	0	91	0	91	91
Madera	339	0	0	0	0	0	0	0	0	339	0	339	385
Riverside	0	0	0	0	0	0	0	1	0	0	1	1	0
San Joaquin	8	0	0	0	0	0	0	0	0	8	0	8	8
Stanislaus	9	0	0	0	0	0	0	0	0	9	0	9	9
Tulare	123	0	0	0	0	0	0	0	0	123	0	123	123
State Total	683	0	0	0	0	0	0	1	0	683	1	684	732
RUBIRED *													
Fresno	3,093	77	38	89	200	668	1,087	195	0	4,166	1,282	5,448	5,476
Glenn	0	0	0	0	0	0	77	0	0	0	77	77	80
Kern	1,972	118	95	148	30	207	30	35	30	2,569	95	2,664	3,149
Kings	364	216	0	20	9	0	0	0	0	608	0	608	608
Madera	1,155	82	96	31	129	365	248	226	83	1,857	557	2,414	2,913
Merced	299	0	0	35	20	0	0	0	0	354	0	354	354
Riverside	0	0	1	0	0	0	0	0	0	1	0	1	1
San Joaquin	61	0	3	0	0	0	0	2	0	64	2	67	106
Stanislaus	31	0	0	0	0	0	0	0	0	31	0	31	31
Tulare	781	259	0	0	89	120	287	170	0	1,248	457	1,705	1,602
State Total	7,757	751	233	323	476	1,359	1,729	629	113	10,898	2,470	13,368	14,318
RUBY CABERNET													
El Dorado	0	0	0	0	0	0	0	0	0	0	0	0	2
Fresno	2,103	600	39	77	284	419	38	0	0	3,522	38	3,561	3,765
Kern	929	0	0	20	109	85	73	26	0	1,143	99	1,242	1,476
Madera	282	13	123	86	205	182	186	10	0	891	196	1,087	1,125
Merced	520	2	2	2	0	0	0	0	0	527	0	527	598
Napa	3	0	0	0	0	0	0	0	0	3	0	3	3
San Joaquin	50	0	0	0	0	0	0	0	40	50	40	90	48
Santa Clara	12	0	0	0	0	0	0	0	0	12	0	12	12
Sonoma	4	0	0	0	0	0	0	0	0	4	0	4	4
Stanislaus	988	10	0	0	19	8	14	0	0	1,024	14	1,037	1,025
Tulare	104	36	0	52	145	230	25	74	0	566	99	665	491
State Total	4,994	661	164	237	763	924	336	110	40	7,742	486	8,227	8,548
SALVADOR													
Kern	648	0	0	0	0	0	0	0	0	648	0	648	648
Madera	18	0	0	0	0	0	0	0	0	18	0	18	26
Riverside	10	0	0	0	0	0	0	0	0	10	0	10	10
San Joaquin	4	0	0	0	0	0	0	0	0	4	0	4	4
Tulare	36	0	0	0	0	0	0	0	0	36	0	36	36
State Total	716	0	0	0	0	0	0	0	0	716	0	716	724
SANGIOVETO *													
Alameda	0	0	0	0	0	2	0	0	4	2	4	5	11
Amador	43	6	8	14	2	74	11	2	0	147	13	160	162
Butte	0	0	0	0	3	0	0	0	0	3	0	3	3
Calaveras	3	0	0	0	0	0	7	0	0	3	7	10	10
Contra Costa	4	0	0	0	0	0	0	0	0	4	0	4	4
El Dorado	10	13	0	0	4	5	0	2	4	32	6	38	18
Fresno	0	32	20	35	0	39	0	1	0	126	1	127	135
Kern	0	0	0	0	336	0	0	0	0	336	0	336	336
Kings	0	0	0	0	39	0	0	0	0	39	0	39	39
Lake	0	1	0	0	2	12	2	0	0	15	2	18	18
Madera	1	14	0	28	0	0	0	0	0	42	0	42	42
Mariposa	3	0	0	0	0	0	0	0	0	3	0	3	3
Mendocino	49	5	5	10	18	30	2	6	4	118	11	129	120
Merced	0	0	0	6	0	0	0	0	0	6	0	6	154
Monterey	20	0	0	56	8	14	13	0	0	97	13	110	157
Napa	249	34	25	49	105	54	39	2	3	515	43	558	564
Nevada	2	0	0	0	0	0	7	0	0	2	7	9	2
Riverside	17	5	0	0	3	0	7	0	0	25	7	32	32

111

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
SANGIOVETO * (Cont'd.)													
Sacramento	0	0	91	0	0	15	2	0	0	106	2	108	91
San Benito	10	0	0	0	5	24	12	8	0	39	20	59	59
San Bernardino	1	0	0	0	4	1	0	0	0	7	0	7	7
San Diego	7	0	0	1	0	0	0	0	0	8	0	8	8
San Joaquin	6	20	20	29	182	0	4	3	0	258	7	265	448
San Luis Obispo	32	20	9	9	75	18	5	0	1	163	6	168	212
Santa Barbara	25	10	2	1	4	4	7	9	5	45	21	65	50
Santa Clara	2	0	0	0	0	5	0	0	0	6	0	6	2
Solano	6	0	0	10	8	0	0	0	0	24	0	24	24
Sonoma	109	27	41	60	89	34	3	32	31	360	66	426	414
Stanislaus	25	0	0	2	1	4	0	0	0	32	0	32	32
Trinity	1	0	0	0	0	0	0	5	4	1	9	10	1
Tulare	3	0	0	73	47	0	0	0	0	123	0	123	124
Yolo	0	14	0	0	0	0	0	0	0	14	0	14	14
State Total	628	200	221	383	933	335	120	69	55	2,700	244	2,943	3,293
SYRAH *													
Alameda	3	0	0	0	8	15	0	0	1	26	1	27	26
Amador	28	0	14	20	11	16	56	54	2	88	113	201	177
Calaveras	5	0	0	4	4	18	19	8	4	30	31	61	54
Contra Costa	6	1	0	0	0	4	7	0	28	10	35	45	10
El Dorado	42	2	7	0	17	12	14	13	5	80	31	111	98
Fresno	20	8	40	81	364	145	325	3	2	659	331	990	839
Glenn	0	0	0	0	0	0	90	0	0	0	90	90	87
Kern	0	0	0	0	69	140	0	0	30	209	30	239	209
Kings	0	0	0	0	36	0	5	0	0	36	5	41	41
Lake	3	8	0	1	37	89	18	24	49	138	92	229	180
Los Angeles	0	0	0	0	0	1	5	1	0	1	7	8	8
Madera	0	0	413	135	495	337	154	136	0	1,380	290	1,669	1,670
Mariposa	2	0	0	0	0	0	0	1	0	2	1	3	2
Mendocino	91	26	6	37	27	57	75	82	50	244	207	451	385
Merced	0	0	193	72	55	18	0	0	0	338	0	338	338
Monterey	62	13	39	94	113	148	192	221	319	470	732	1,202	876
Napa	63	31	19	27	128	93	212	172	34	361	419	780	516
Nevada	7	2	0	0	0	0	28	3	0	9	31	40	33
Placer	0	0	0	0	0	0	0	0	0	1	0	1	0
Riverside	9	3	0	7	5	5	0	0	0	28	0	28	28
Sacramento	5	32	29	27	166	438	111	54	0	697	165	862	782
San Benito	6	0	0	0	8	23	2	0	0	37	2	39	40
San Bernardino	1	0	0	3	0	0	0	0	0	4	0	4	4
San Diego	7	0	0	0	0	0	0	0	1	7	1	8	7
San Joaquin	36	18	44	272	523	365	173	128	24	1,257	325	1,581	1,475
San Luis Obispo	96	46	26	139	380	292	295	346	168	979	809	1,787	1,420
Santa Barbara	158	1	9	24	82	205	180	181	78	479	439	918	723
Santa Clara	0	0	1	0	2	2	8	34	0	5	42	46	41
Santa Cruz	5	0	1	0	9	0	4	5	2	15	11	25	19
Shasta	8	0	7	0	0	0	0	0	0	15	0	15	15
Solano	2	0	0	13	3	9	9	12	20	26	41	66	47
Sonoma	149	21	72	137	199	224	218	320	184	800	721	1,522	1,269
Stanislaus	0	0	0	16	252	155	50	9	0	422	59	481	481
Tehama	0	12	0	0	0	0	0	2	0	12	2	14	12
Trinity	0	0	0	0	3	0	16	0	0	3	16	20	20
Tulare	0	0	0	58	26	0	36	0	0	83	36	119	118
Ventura	5	0	0	0	0	0	0	0	0	5	0	5	5
Yolo	192	0	48	0	318	62	29	15	7	620	51	671	647
State Total	1,011	223	967	1,166	3,338	2,870	2,332	1,823	1,008	9,573	5,162	14,735	12,699
TEMPRANILLO *													
Alameda	0	0	0	0	0	0	30	0	0	0	30	30	30
Amador	0	0	1	7	0	4	0	1	0	11	1	12	12
Calaveras	0	0	0	0	0	0	0	5	0	0	5	5	5
El Dorado	0	0	1	2	0	0	1	0	0	3	1	4	4
Fresno	0	0	40	0	0	0	0	0	0	40	0	40	49
Madera	0	0	0	0	0	0	0	0	0	0	0	0	20
Merced	5	0	0	0	0	0	0	0	0	5	0	5	5
Napa	1	0	0	0	4	2	1	6	0	6	7	13	12
Sacramento	0	0	0	0	0	0	8	0	0	0	8	8	0
San Benito	0	0	0	0	0	0	4	0	0	0	4	4	4
San Joaquin	88	0	0	10	101	0	0	21	3	199	24	223	220
San Luis Obispo	0	0	0	0	0	18	0	0	7	18	7	25	20
Santa Barbara	0	0	0	0	0	1	0	0	1	1	1	2	1
Sonoma	6	0	0	0	3	0	0	4	3	9	8	17	13
Stanislaus	195	0	0	0	0	0	0	0	0	195	0	195	195
Tulare	72	9	0	24	0	0	0	0	0	104	0	104	104
Yolo	0	0	0	0	18	0	0	0	0	18	0	18	18
State Total	368	9	41	42	126	25	44	38	14	610	96	706	713

112

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
TOURIGA FRANCESCA													
Calaveras	1	0	0	0	0	0	0	0	0	1	0	1	1
Sacramento	0	0	0	0	0	0	0	0	2	0	2	2	0
San Joaquin	0	0	0	24	0	0	0	0	0	24	0	24	0
Santa Barbara	9	0	0	0	25	0	0	0	0	34	0	34	34
State Total	10	0	0	24	25	0	0	0	2	59	2	61	35
ZINFANDEL													
Alameda	117	0	15	0	2	1	16	0	0	135	16	151	151
Amador	1,216	32	77	105	126	28	59	53	12	1,584	124	1,708	1,717
Butte	65	0	0	0	0	0	0	0	0	65	0	65	65
Calaveras	42	1	0	0	0	6	0	0	9	49	9	58	51
Colusa	1,062	19	27	33	0	0	0	0	0	1,141	0	1,141	1,136
Contra Costa	228	1	44	10	43	57	10	12	22	383	44	427	401
El Dorado	168	14	27	2	10	49	4	21	23	268	48	317	264
Fresno	1,216	849	202	165	194	0	11	1	0	2,626	11	2,637	2,621
Glenn	149	0	0	200	0	0	19	0	0	349	19	368	369
Kern	918	170	294	210	263	0	0	0	157	1,855	157	2,012	2,396
Kings	145	106	0	0	0	0	0	0	0	251	0	251	251
Lake	272	25	36	60	30	75	38	21	52	499	111	609	590
Los Angeles	3	0	0	0	0	0	0	0	0	3	0	3	3
Madera	2,124	304	183	119	103	251	20	0	1	3,083	21	3,104	3,232
Mariposa	9	0	0	0	0	0	0	0	0	9	0	9	9
Mendocino	1,439	42	52	91	113	40	31	65	24	1,779	120	1,898	1,953
Merced	821	229	56	128	2	0	0	0	0	1,237	0	1,237	1,237
Monterey	234	34	0	9	11	0	4	4	2	289	9	298	403
Napa	1,287	26	38	62	54	161	39	65	17	1,628	121	1,749	1,885
Nevada	10	2	0	0	1	0	1	0	0	12	1	13	13
Placer	27	3	1	0	0	0	0	0	0	31	0	31	31
Riverside	49	0	0	0	0	0	4	0	0	49	4	53	53
Sacramento	375	173	278	0	34	45	0	73	100	905	173	1,077	874
San Benito	46	0	0	0	9	26	0	0	0	82	0	82	82
San Bernardino	670	1	0	0	0	0	0	0	0	671	0	671	700
San Diego	0	1	0	0	0	0	0	0	0	1	0	1	1
San Joaquin	12,693	1,573	1,942	1,473	1,382	401	175	216	74	19,465	465	19,930	20,192
San Luis Obispo	1,013	51	119	240	491	193	58	23	24	2,106	105	2,211	2,173
San Mateo	2	0	0	0	0	0	0	0	0	2	0	2	2
Santa Barbara	10	0	3	0	0	40	0	0	0	54	0	54	60
Santa Clara	67	0	0	3	1	8	17	0	0	78	17	95	91
Santa Cruz	7	0	2	0	0	1	0	0	0	9	0	9	9
Solano	74	0	3	0	10	0	48	5	0	87	52	139	132
Sonoma	3,248	108	118	194	274	239	183	244	263	4,180	690	4,871	4,611
Stanislaus	981	21	14	35	50	2	2	0	0	1,103	2	1,104	1,109
Sutter	0	0	20	0	0	0	0	0	0	20	0	20	20
Tehama	0	0	0	0	0	0	0	2	0	0	2	2	2
Trinity	0	0	0	0	0	0	10	22	0	0	32	32	32
Tulare	556	193	109	0	0	0	0	0	37	859	37	896	896
Ventura	0	0	0	0	0	0	0	0	0	1	0	1	1
Yolo	50	54	0	63	200	0	0	0	0	367	0	367	385
State Total	31,393	4,032	3,661	3,201	3,403	1,623	747	826	815	47,312	2,388	49,700	50,200
OTHER RED WINE													
Amador	19	2	0	2	9	0	5	0	0	31	5	36	40
Calaveras	1	1	0	0	0	0	2	0	0	2	2	4	4
Colusa	0	0	1	0	4	0	0	0	0	5	0	5	5
Contra Costa	0	0	0	0	0	0	0	0	0	0	0	0	2
El Dorado	3	0	3	0	4	0	1	1	3	11	4	15	13
Fresno	0	0	0	0	0	2	0	21	0	2	21	22	22
Kern	0	0	0	312	170	735	777	0	312	1,217	1,089	2,306	134
Lake	2	1	1	0	1	1	1	0	0	6	1	7	6
Madera	15	0	0	0	30	0	12	0	4	45	16	60	57
Mariposa	0	0	0	0	0	0	0	0	0	0	0	0	1
Mendocino	14	0	0	1	3	2	9	3	1	19	13	32	36
Merced	16	2	0	2	0	0	0	10	0	20	10	29	29
Monterey	2	0	21	0	10	0	0	0	0	33	0	33	38
Napa	43	1	1	4	4	1	4	10	10	54	24	78	71
Nevada	0	0	0	0	0	0	0	0	0	0	0	0	1
Placer	1	0	0	0	0	0	0	0	0	1	0	1	1
Riverside	0	1	1	0	1	0	0	0	0	2	0	2	2
Sacramento	0	0	0	0	0	2	23	0	0	2	23	25	88
San Benito	35	0	0	3	9	0	0	0	0	46	0	46	46
San Bernardino	9	0	0	0	0	0	0	0	0	9	0	9	9
San Diego	3	0	0	1	0	0	0	0	0	5	0	5	0
San Joaquin	25	0	0	0	0	17	0	0	49	42	50	91	65
San Luis Obispo	3	4	0	1	62	6	1	6	9	75	16	91	77
Santa Barbara	0	5	0	0	0	2	0	0	0	7	0	7	8
Santa Clara	20	0	0	0	0	5	5	0	0	25	5	30	26
Santa Cruz	0	0	1	0	0	0	0	0	0	1	0	1	1

113

TABLE 9 - RED WINE TYPE GRAPES: ACREAGE STANDING BY VARIETY AND COUNTY, BY YEAR PLANTED, CALIFORNIA

Variety and County	1993 and Earlier	1994	1995	1996	1997	1998	1999	2000	2001	2001 Bearing	2001 Non-Bearing 1/	2001 Total	2000 Total
	Acres												
OTHER RED WINE (Cont'd.)													
Solano	1	0	0	0	2	0	0	0	0	3	0	3	3
Sonoma	50	1	0	8	3	17	5	8	5	79	18	97	98
Stanislaus	499	0	0	0	5	1	1	0	0	505	1	505	510
Tehama	2	0	0	0	0	0	0	0	0	2	0	2	4
Tulare	27	21	0	18	41	39	0	49	0	146	49	194	231
Yolo	2	0	0	0	0	0	0	2	0	2	2	4	2
State Total	790	37	28	351	357	827	845	110	393	2,390	1,348	3,738	1,627
TOTAL RED WINE													
Alameda	381	61	73	9	41	94	101	5	90	659	196	855	791
Amador	1,538	59	127	158	172	162	148	153	19	2,216	319	2,535	2,508
Butte	141	0	0	2	3	5	7	0	0	151	7	158	158
Calaveras	109	21	2	11	15	40	52	44	52	198	148	346	293
Colusa	1,098	19	27	43	4	0	0	0	5	1,191	5	1,195	1,189
Contra Costa	545	11	44	66	78	112	51	19	57	856	127	983	967
El Dorado	504	35	62	17	102	140	38	47	58	859	143	1,002	887
Fresno	15,193	3,099	1,143	1,421	2,114	1,842	1,760	340	5	24,812	2,105	26,916	27,064
Glenn	652	0	60	200	0	0	255	0	0	912	255	1,167	1,169
Humboldt	5	1	0	0	0	0	0	0	0	6	0	6	6
Kern	7,485	622	946	1,000	2,513	1,208	1,246	87	530	13,774	1,862	15,636	15,669
Kings	939	322	14	65	123	0	5	0	0	1,463	5	1,468	1,749
Lake	1,226	101	90	228	263	919	486	860	608	2,827	1,954	4,781	4,509
Los Angeles	9	0	0	0	0	12	12	13	0	22	25	46	46
Madera	12,437	1,498	2,005	2,885	2,137	1,788	1,335	383	98	22,750	1,816	24,566	25,495
Marin	55	3	3	0	0	11	1	1	0	72	2	74	74
Mariposa	39	1	0	0	1	0	0	2	0	40	2	42	45
Mendocino	4,650	331	379	643	766	836	719	951	522	7,605	2,191	9,796	9,348
Merced	3,720	1,495	435	803	97	141	64	17	0	6,691	81	6,771	6,999
Monterey	5,553	482	746	1,718	1,366	2,027	1,312	2,464	2,031	11,892	5,806	17,698	16,162
Napa	13,684	1,491	1,543	2,042	3,131	3,081	2,807	2,470	1,327	24,971	6,604	31,575	29,048
Nevada	105	3	2	1	2	1	121	24	0	114	145	259	226
Placer	75	4	2	0	0	0	0	0	0	81	0	81	81
Riverside	319	57	40	13	75	53	31	18	0	556	49	606	578
Sacramento	2,173	878	1,055	740	1,664	1,822	730	443	205	8,332	1,379	9,710	9,446
San Benito	701	30	49	12	492	263	142	147	10	1,548	300	1,847	1,883
San Bernardino	1,063	1	0	4	5	1	0	0	0	1,074	0	1,074	1,141
San Diego	26	3	1	3	1	3	4	3	1	38	7	45	40
San Joaquin	21,827	3,108	3,794	3,874	4,968	3,485	2,378	1,403	752	41,055	4,533	45,587	45,639
San Luis Obispo	4,702	545	947	1,941	2,924	2,213	1,584	1,249	854	13,274	3,688	16,962	14,988
San Mateo	15	0	3	1	2	1	0	0	0	22	0	22	22
Santa Barbara	1,990	99	131	275	649	960	1,264	938	146	4,103	2,348	6,451	5,816
Santa Clara	577	8	14	10	10	79	112	85	4	699	201	901	876
Santa Cruz	52	6	13	2	46	4	16	5	6	121	27	148	133
Shasta	8	0	7	0	0	0	0	0	0	15	0	15	15
Solano	503	26	53	223	215	76	251	64	91	1,095	405	1,500	1,346
Sonoma	14,415	1,260	1,507	2,966	3,643	3,259	3,062	4,599	2,797	27,050	10,457	37,508	33,940
Stanislaus	5,052	235	259	369	639	325	238	75	18	6,879	331	7,210	7,375
Sutter	0	0	20	0	0	0	0	0	0	20	0	20	20
Tehama	14	35	0	0	0	0	0	4	0	50	4	53	55
Trinity	29	0	1	1	3	0	35	27	4	35	66	101	77
Tulare	3,141	870	272	423	953	713	596	292	94	6,371	983	7,354	7,100
Ventura	6	0	0	0	0	0	0	0	0	6	0	6	7
Yolo	972	161	442	346	742	153	125	101	11	2,815	237	3,053	3,107
Yuba	133	1	0	1	0	0	0	0	0	135	0	135	135
State Total	127,858	16,983	16,308	22,514	29,957	25,830	21,087	17,331	10,393	239,451	48,811	288,262	278,220

* Synonyms for variety names are shown on Page 3.

1/ Non-bearing years are 1999, 2000, and 2001. Thompson Seedless and all table grapes begin bearing after one non-bearing year in Riverside and Imperial counties.

114


California Agricultural Statistics Service



Final Grape Crush Report, 2001 Crop

Reissued September 2002

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115

CALIFORNIA GRAPE ACREAGE TABLE DEFINITIONS

SUMMARY: The Summary includes survey methods, data clarifications, survey results, and acknowledgments.

TABLE 1: ALL GRAPES: Acreage standing by type, by year planted.

TABLE 2: RAISIN TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 3: TABLE TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 4: WHITE WINE TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 5: RED WINE TYPE GRAPES: Acreage standing by variety, by year planted.

TABLE 6: RAISIN TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 7: TABLE TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 8: WHITE WINE TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 9: RED WINE TYPE GRAPES: Acreage standing by variety and county, by year planted.

TABLE 10: ALL WINE TYPE GRAPES: Acreage standing by county, by year planted.

TABLE 11: ALL GRAPES (excluding rootstock): Bearing, non-bearing, and total acreage by county.

TABLE 12: GRAPE CRUSH DISTRICTS: Acreage standing by type and variety, by district.

Return to: Top of Document; CASS Publications; CASS Homepage; Questions?

California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
Phone: (916) 498-5161

FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

California Agricultural Statistics Service

Street Address: 1220 N Street, Room 243, Sacramento, CA 95814
Mail Address: P.O. Box 1258, Sacramento, CA 95812-1258
Phone: (916) 498-5161
FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

Vic Tolomeo, State Statistician
Jack Rutz, Deputy State Statistician

ESTIMATES GROUP	Phone Extension	SURVEYS GROUP	Phone Extension	INFORMATION SYSTEMS GROUP	Phone Extension	SAMPLING GROUP	Phone Extensior
Gary Nelson, Group Leader	123	**Sid Williams, Group Leader**	115	**Bob Losa, Group Leader**	110	**Kelly Albelo, Group Leader**	138
Doug Flohr	144	Juan Albelo	109	Mitch Graham	112	Jeff Olson	111
Suzanne Adams	134	Martha Leighton	118			Kim Moreno	145
Shawn Clark	131	John McDonnell	116				
Fred Granja	140	Tom McNair	117				
Seth Hoyt	132	Charlotte Parker	119				
Sharyn Lavender	143						
Tom Marr	129						
Jonathan Straight	128						
Travis Thorson	133						
Jennifer Van Court	127						

118

APPENDIX A-4



FINAL
GRAPE CRUSH REPORT
2001 CROP

Reissued September 2002

CALIFORNIA DEPARTMENT OF FOOD AND AGRICULTURE
SACRAMENTO, CALIFORNIA

TABLE OF CONTENTS

COMPILED AND PUBLISHED BY:

California Agricultural Statistics Service (CASS)
1220 N Street, Room 243
P.O. Box 942871
Sacramento, CA 94271-0001

Phone: (916) 498-5161 ---- Fax: (916) 498-5186
E-mail: nass-ca@nass.usda.gov ---- Web: www.nass.usda.gov/ca

SEPTEMBER 2002

California Agricultural Statistics Service publications are available on the Internet at:

http://www.nass.usda.gov/ca

GRAPE CRUSH REPORT OVERVIEW

This Bulletin is a reissue of the 2001 Grape Crush Report published earlier in March 2002. The Report presents final 2001 grape crush statistics and it includes revisions made since the March report. The reissue was required to include late reports and address a number of processing and reporting errors which affected results for some district/variety numbers. Many of the data corrections, additional and late reported data were a result of the new Pierce's Disease Assessment program which was implemented this year for the first time.

Details of the crushed tonnage, degrees Brix, and weighted average prices were reported by grape type and variety, as well as by grape pricing districts. The 17 districts refer to the area in which the grapes were grown as defined in the Administrative Code. A district map is located on the inside of the front cover. Beginning with the 2000 crop year, Valdepenas variety grapes were combined with Tempranillo variety grapes, and Muscadelle variety grapes were combined with Sauvignon Vert variety grapes. In 2001, Pinot St. George variety grapes were combined with Negrette, Syrah Noir with Syrah, and Touriga with Touriga Nacional.

Information contained in this Report was supplied by processors to fulfill the reporting requirements of Section 55601.5 of the Food and Agricultural Code.

SUMMARY OF GRAPE TONNAGES AND PRICES

The 2001 crush totaled 3,368,265 tons, down 15 percent from the record 2000 crush of 3,951,185 tons. Red wine varieties accounted for the largest share of all grapes crushed, at 1,706,037 tons, down 6 percent from 2000. The 2001 white wine variety crush totaled 1,299,921 tons, down 13 percent from 2000. Tons crushed of raisin type varieties totaled 261,719, down 49 percent from 2000, while tons crushed of table type varieties totaled 100,589 down 16 percent from 2000. (See chart below.)

Beginning with the 1999 season, the Grape Crush Report includes the total number of tons crushed that will be marketed as grape concentrate. In determining grape tonnage crushed for concentrate production, each processor was required to report the estimated equivalent tons of grapes crushed that are expected to be marketed as grape concentrate. For the 2001 season, this total was 536,614 tons, approximately 16 percent of the 2001 grape crush total. This report provides only the aggregate figure for grapes crushed for concentrate production and does not include information by district, type, or variety.

California grape growers received prices in 2001 for raisin, table, and white wine grapes that were, on average, less than the 2000 prices, while the prices received for red were, on average, above the 2000 prices. The 2001 average price of all varieties was $554.73, up 10 percent from 2000. Average prices for the 2001 crop by type were as follows: red wine grapes, $680.45, up 8 percent from 2000; white wine grapes, $491.28, down 2 percent from 2000; raisin grapes, $85.65, down 32 percent; and table grapes, $87.16, down 26 percent. These price levels have not been adjusted for inflation.


California Grapes, Tons Crushed
1990-2001
White Wine
Red Wine
Table
Raisin
3,368
Thousand Tons
0
500
1000
1500
2000
2500
3000
3500
4000
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year
Source: California Agricultural Statistics Service (CASS)

CALIFORNIA GRAPE CRUSH TONNAGE AND PRICE, 1988-01

Crop Year	Raisin Type		Table Type		Red Wine Type		White Wine Type		All Types	
	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton	Tons (1,000)	Dollars Per Ton
1988	415	116	312	131	760	409	1,356	238	2,843	253
1989	370	132	211	128	872	410	1,272	297	2,725	297
1990	268	126	170	127	804	355	1,331	277	2,573	276
1991	284	150	157	141	840	383	1,289	319	2,570	310
1992	785	182	217	170	888	438	1,209	364	3,099	325
1993	452	152	137	147	979	430	1,327	316	2,895	323
1994	239	118	123	136	936	462	1,242	317	2,540	344
1995	432	164	170	162	1,052	515	1,175	351	2,829	372
1996	618	191	117	188	1,079	611	1,094	469	2,908	452
1997	786	185	212	169	1,461	656	1,433	546	3,891	497
1998	506	164	135	150	1,333	643	1,194	521	3,169	502
1999	419	200	149	187	1,422	649	1,195	518	3,185	525
2000	513	125	120	118	1,816	628	1,503	500	3,951	504
2001	262	86	101	87	1,706	680	1,300	491	3,368	555

Source: California Agricultural Statistics Service (CASS)

LEADING GRAPE VARIETIES AND DISTRICTS

In 2001, Chardonnay accounted for the largest percentage of crush volume with 17 percent. Cabernet Sauvignon accounted for the second leading percentage of crush with 11 percent of the total crush. The next eight highest percentages of grapes crushed, with the exception of Thompson Seedless, were all wine varieties.

Grapes produced in District 4 (Napa County) received the highest average price of $2,827.06 per ton, up 15 percent from 2000. District 3 (Sonoma and Marin counties) received the second highest return of $2,158.97, up 6 percent from 2000. Of the grapes grown Statewide, Negrette received the highest average price of $2,142.58 1/ per ton followed by Vernaccia with $2,033.32 1/ per ton. Marechal Foch, Blaufraenkisch, and De Chaunac rounded out the top five highest average prices with $2,000.00 1/ per ton each. The 2001 Chardonnay price of $845.83 was down 6 percent from 2000, while the 2001 Cabernet Sauvignon price of $1,068.82 was up 2 percent from 2000. The 2001 average price for Merlot and Zinfandel grapes increased to $1,006.65 and $526.55, up 6 percent and 13 percent from 2000, respectively.

1/ These purchases involved less than 50 tons.


Leading Varieties Crushed
Percent of Total Crush
2001 Crop
Barbera 2.7%
Grenache 2.9%
Chenin Blanc 3.8%
Rubired 4.1%
Thompson Seedless 7.6%
Merlot 8.1%
Zinfandel 10.0%
French Columbard 10.4%
Cabernet Sauvignon 11.5%
Chardonnay 16.9%
All Other Varieties 22.1%
Source: California Agricultural Statistics Service (CASS)


Grape Crush, Dollars Per Ton
By Type, 1990-2001
Dollars Per Ton
700
600
500
400
300
200
100
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Year
Red Wine $680
All Types $555
White Wine $491
Raisin $86
Table $87
Source: California Agricultural Statistics Service (CASS)

EXPLANATION OF TABLES

TABLE 1 is a summary of the 2001 crop State totals by grape type and varieties that are shown in detail by grape pricing districts in Tables 2 through 6. State totals and averages for 2000 are shown for comparison.

TABLE 2 includes over-the-scale fresh tonnage of all grapes crushed by California processors from the 2001 crop. Over-the-scale fresh weight tonnage includes materials other than grapes (MOG) and defects. This table is broken down by the 17 grape pricing districts and by variety. State totals for 2000 are shown for comparison. Crushed tonnage includes all grapes crushed whether: grown and crushed by processors; purchased and crushed by processors; crushed by cooperatives, juice manufacturers, etc.; or crushed for others, including growers.

TABLE 3 shows the weighted average degrees Brix for all grapes crushed (TABLE 2) by California processors from the 2001 crop. The weighted average degrees Brix is reported by grape pricing districts and variety. State averages for 2000 are shown for comparison.

TABLE 4 includes net weight fresh tonnage of all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the 2001 crop. Net weight fresh tonnage does not include material other than grapes (MOG) and defects or other weight adjustments deducted from gross weight. The purchased tonnage is reported by variety and grape pricing districts. State totals for 2000 are shown for comparison. TABLE 4 does not include tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Prices for all tonnage shown in this table are final and not subject to change. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

TABLE 5 shows the weighted average degrees Brix for all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy (TABLE 4) by California processors from the 2001 crop. The weighted average degrees Brix is reported by grape pricing districts and variety. State averages for 2000 are shown for comparison. TABLE 5 does not include degrees Brix of tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

TABLE 6 gives the weighted average price per ton, delivered basis, of all tonnage purchased for wine, concentrate, juice, vinegar, and beverage brandy (TABLE 4) by California processors from the 2001 crop. The weighted average prices are reported by variety, and grape pricing districts. State averages for 2000 are shown for comparison. TABLE 6 does not include prices of tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Prices shown in this table are final and not subject to change. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

Weighted average prices reflect final prices through January 10, 2002 and include any Brix adjustments, bonuses or allowances. Prices from some reference price contracts written prior to January 1, 1977 may be included if settled by January 10, 2002. Prices are equivalent to delivered basis in the area grown including normal within-area hauling allowances. Purchases made on a roadside basis include the usual hauling allowance for local delivery in the area grown. Out-of-area purchases made on a delivered basis do not include extra hauling allowances for delivery outside the area.

The following example indicates the method used for calculating weighted averages:

DATA PAGE

IDENTIFICATION				SECTION I. Total Grapes Crushed At Your Facility			SECTION II. Final Prices Of Grapes Purchased From Grower(s) For Wine, Concentrate, Juice, Vinegar And Beverage Brandy													
VARIETY (List full name)	* Dist. Where Grown	Code	Line	Over The Scale Tons	Wtd. Avg. Degrees Brix	Total Brix (Col. 3 X Col. 4)	Purchased Tons Only: All Purchased Tons	Purchased Tons Only: Non-Related Purchased Tons	Wtd. Avg. Degrees Brix	Total Brix (Col. 5 X Col. 7)	Base Price Per Ton	Acceptable Brix Limits: Min.	Acceptable Brix Limits: Max.	Brix Adjustment Factors Per Degrees Brix Per Ton Plus & Minus	Office Use	Brix Adjustment Limits: Base	Brix Adjustment Limits: Min.	Brix Adjustment Limits: Max.	Wtd. Avg. Price Per Ton	Total Paid (Col. 5 x Col. 16)
		1	2	3	4	A	5	6	7	B	8	9	10	11	12	13	14	15	16	C
Petite Sirah	1			155.5	20.6	3,203.3	100.0	100.0	20.1	2,010.0	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	364.50	36,450.00
Petite Sirah	1			20.5	19.0	389.5	20.5	20.5	19.0	389.50	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	418.50	8,579.25
Petite Sirah	1			10.6	23.5	249.1	10.6	10.6	23.5	249.10	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	517.50	5,485.50
Combined	1			186.6	20.6	3,841.9	131.1	131.1	20.2	2,648.6	450.0	19.0	25.0	+ or - 10%		22.0	20.0	24.0	385.31	50,514.75

Column 4 was obtained by dividing the total Over the Scale Tons (Column 3) into the Total Brix of these same tons (Column A): $\frac{3,841.9}{186.6} = 20.6$

Column 7 was obtained by dividing the Purchased Tons Only (Column 5) into the Total Brix of these same tons (Column B): $\frac{2,648.6}{131.1} = 20.2$

Column 16 was obtained by dividing the total Purchased Tons Only (Column 5) into the total dollars paid for these same tons (Column C): $\frac{\$50,514.75}{131.1} = \$385.31$

TABLE 7 shows all grape tonnage purchased as distilling material other than beverage brandy by California processors from the 2001 crop. The tonnage, weighted average degrees Brix and price per ton are shown by grape type and variety. State totals and averages for 2000 are given for comparison.

TABLE 8 shows base prices paid to growers by Brix adjustment factors, purchased tonnage, type, variety and reporting district where grown. Weighted average base prices and total purchased tonnage are included.

The Brix adjustment factors determine adjustments to base prices to compensate for sugar variations. In this report, adjustments are expressed in dollars per ton, or percent of base price per degree variance from the established Brix base. Occasional lots are traded on price per degree Brix as delivered.

TABLE 9 includes tonnage of all grapes crushed to growers' accounts by California processors from the 2001 crop. Growers retained ownership of these grapes at the time of crushing. This tonnage is reported by grape pricing district and variety. Comparisons with 2000 are shown. ***(Table 9 only appears in the Final Grape Crush Report.)***

TABLE 10 gives the weighted average price per ton, delivered basis, of all tonnage purchased from non-related sources for wine, concentrate, juice, vinegar, and beverage brandy (TABLE 4) by California processors from the 2001 crop. The weighted average prices are reported by variety, and grape pricing districts. State averages for 2000 are shown for comparison. TABLE 10 does not include prices of tonnage purchased as distilling material other than beverage brandy, this is shown in TABLE 7. Prices shown in this table are final and not subject to change. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts are not included.

Non-Related Purchased Tons: Excludes tonnage of grapes purchased from a grower if:

(a) The grower or an affiliate of the grower, or both the grower and the affiliate of the grower, owned, directly or indirectly, at least 5 percent of the indicia of ownership or voting authority of the winery (processor);

(b) The winery (processor) or an affiliate of the winery, or both the winery and the affiliate of the winery, owned, directly or indirectly, at least 5 percent of the indicia of ownership or voting authority of the grower;

(c) The winery (processor) or an affiliate of the winery, or both the winery and the affiliate of the winery, provided long-term financing to the grower in exchange for rights or options to purchase a significant portion of the grower's harvest.

Synonyms for Grape Variety Names

(First synonym listed was used for this publication.)

Alicante Bouschet -- Alicante	Malvasia Bianca -- Vennentino, Vermintino	Red Globe -- Rose Ito
Black Corinth -- Zante Current	Marechal Foch -- Foch	Refosco -- Mondeuse
Black Prince -- Rose of Peru	Mataro -- Mourvedre	Rubired -- Tintoria
Burger -- Monbadon	Meunier -- Pinot Meunier	Ruby Seedless -- King Ruby
Chardonnay -- Pinot Chardonnay	Muscat Blanc -- Muscat Canelli, Muscat Blanc A Petits Grains	Sangioveto -- Sangiovese, Brunello
Cinsaut -- Black Malvoisie, Black Malvasia		Sauvignon Vert -- Muscadelle
Emerald Seedless -- Black Seedless	Muscat Hamburg -- Black Muscat	St. Emillon -- Ugni Blanc, Trebbiano
Flame Seedless -- Red Flame	Negrette -- Pinot St. George	Sugraone -- Superior Seedless Brand
Gamay (Napa) -- Gamay, Valdiguie	Olivette Blanche -- Lady Finger	Syrah -- Syrah Noir, French Syrah, Shiraz
Gray Riesling -- Trousseau Gris	Palomino -- Golden Chasselas	Tempranillo -- Tinta Roriz, Valdepenas
Grenache -- Grenache Noir	Pinot Gris -- Pinot Grigio	Touriga Nacional -- Touriga
Italia -- Muscat Italia	Portugieser Blauer -- Blue Portugues	Trousseau -- Bastardo
Malaga -- White Malaga	Red Crimson -- Crimson Seedless	White Riesling -- Johannisberg Riesling, Riesling

TABLE 2: TONS OF GRAPES CRUSHED BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	1	2	3	4	5	6	7	8	9	10
	Tons									
RAISIN GRAPES:										
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dovine	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fiesta	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sultana	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Thompson Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Raisin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.0
TABLE GRAPES:										
Black Hamburg	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Black Monukka	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Black Prince *	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	0.0	0.0
Calmeria	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cardinal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Christmas Rose	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	47.2	0.0
Dawn Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emerald Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emperatriz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emperor	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exotic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Tokay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Italia *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Jade Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Majestic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malaga *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Olivette Blanche *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perlette	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Queen	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Crimson *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Globe *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ribier	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rouge	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ruby Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sugraone *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Packinghouse Culls	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Table 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Table	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	47.2	0.0
WINE GRAPES (WHITE):										
Arneis	10.8	0.0	53.1	0.0	0.0	20.9	21.7	0.0	0.0	0.0
Burger *	0.0	0.0	0.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Catarratto	0.0	0.0	0.0	0.0	0.0	1.0	7.6	8.5	0.0	0.0
Chardonnay *	21,262.8	2,059.3	52,695.8	25,588.0	6,009.3	8,286.5	99,360.3	59,344.8	9,009.4	995.8
Chenin Blanc	812.8	7.3	225.4	281.9	1,403.1	10.5	5,413.5	2,853.3	224.2	31.3
Cortese	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0	0.0	0.0
Emerald Riesling	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flora	2.0	0.0	0.0	23.2	0.0	0.0	0.0	0.0	0.0	2.6
Folle Blanche	0.0	0.0	20.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0
French Colombard	394.7	0.0	795.4	1.4	195.2	2.0	965.1	0.0	0.0	188.4
Gewurztraminer	927.4	402.0	506.7	28.4	0.0	362.3	3,296.3	2,402.3	8.5	13.9
Gray Riesling *	0.0	0.0	38.5	0.0	0.0	28.8	0.0	0.0	0.0	0.0
Green Hungarian	3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.6	0.8	0.4
Kleinberger	0.0	0.0	4.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malvasia Bianca *	0.0	0.0	32.5	3.9	21.8	6.9	757.8	2.9	0.0	0.0
Marsanne	20.7	0.0	44.1	29.0	0.0	44.9	174.0	77.7	0.0	20.0
Melon	0.0	0.0	17.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Muscat Blanc *	107.5	251.7	103.8	229.6	0.0	11.7	503.0	778.9	4.1	67.4
Muscat Orange	45.6	0.0	0.0	0.0	0.0	18.8	89.7	65.2	7.7	66.5
Muscat of Alexandria	0.0	0.0	1.1	0.0	0.0	0.0	0.0	0.0	115.1	0.0
Palomino *	0.0	0.0	21.8	0.0	0.0	24.0	0.0	0.0	0.0	0.0
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pinot Blanc	143.0	5.5	323.0	131.0	0.0	3.9	1,514.3	592.8	0.0	0.0
Pinot Gris *	176.4	0.0	1,091.8	664.5	177.2	78.7	1,455.8	654.4	3.1	18.8
Roussanne	12.7	0.0	28.7	30.2	0.0	2.2	15.4	154.5	0.3	24.5
Sauvignon Blanc	3,705.3	6,882.0	8,266.7	8,565.6	989.6	1,436.0	6,956.3	6,911.1	981.7	450.5
Sauvignon Musque	0.0	2.6	114.3	217.4	0.0	17.1	57.6	0.0	0.0	0.0
Sauvignon Vert *	0.0	0.0	2.8	6.4	0.0	0.0	0.7	0.0	0.0	0.0
Scheurebe	0.0	0.0	0.0	28.1	0.0	0.0	0.0	0.0	0.0	0.0
Semillon	83.5	307.5	667.1	871.6	150.1	223.6	432.7	513.9	61.4	59.4
St. Emilion *	0.0	0.0	0.0	0.0	0.0	25.4	0.0	0.0	0.0	0.0
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	0.0	0.0
Symphony	3.5	0.0	0.0	0.0	195.8	0.0	0.0	0.0	213.4	50.9
Tocai Friulano	31.1	0.0	12.4	2.2	0.0	21.5	17.2	8.4	0.0	0.0

TABLE 2: TONS OF GRAPES CRUSHED BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
	Tons								
RAISIN GRAPES:									
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	118.6
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	443.4
Dovine	0.0	0.0	254.4	0.0	0.0	0.0	0.0	254.4	0.0
Fiesta	0.0	0.0	6,719.9	0.0	0.0	0.0	0.0	6,719.9	21,531.6
Sultana	0.0	0.0	66.9	0.0	0.0	0.0	0.0	66.9	0.0
Thompson Seedless	0.0	1,359.6	170,581.1	81,879.0	856.6	0.0	0.0	254,677.3	489,624.2
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,241.8
Total Raisin	0.0	1,359.6	177,622.3	81,879.0	856.6	0.0	0.0	261,718.5	512,959.6
TABLE GRAPES:									
Black Hamburg	0.0	0.0	4.2	0.0	0.0	0.0	0.0	4.2	1.2
Black Monukka	0.0	0.0	10.0	0.0	0.0	0.0	0.0	10.0	22.6
Black Prince *	0.0	0.0	0.0	0.0	0.0	10.4	0.0	21.6	21.5
Calmeria	0.0	0.0	0.0	3,497.6	0.0	0.0	0.0	3,497.6	1,436.4
Cardinal	0.0	0.0	0.0	203.3	0.0	0.0	0.0	203.3	179.9
Christmas Rose	0.0	0.0	0.0	1,038.5	0.0	0.0	0.0	1,038.5	926.6
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	47.2	10.3
Dawn Seedless	0.0	0.0	0.0	5.1	0.0	0.0	0.0	5.1	0.0
Emerald Seedless *	0.0	0.0	0.0	760.0	0.0	0.0	0.0	760.0	926.3
Emperatriz	0.0	0.0	0.0	62.0	0.0	0.0	0.0	62.0	0.0
Emperor	0.0	0.0	0.0	1,384.8	0.0	0.0	0.0	1,384.8	3,911.0
Exotic	0.0	0.0	0.0	384.1	0.0	0.0	0.0	384.1	63.1
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	153.7
Flame Seedless *	0.0	0.0	852.1	12,116.5	4,211.1	0.0	0.0	17,179.7	23,243.3
Flame Tokay	14,568.8	0.0	0.0	0.0	0.0	0.0	0.0	14,568.8	26,135.4
Italia *	0.0	0.0	0.0	1,863.9	0.0	0.0	0.0	1,863.9	738.6
Jade Seedless	0.0	0.0	0.0	578.2	0.0	0.0	0.0	578.2	346.3
Majestic	0.0	0.0	0.0	128.7	0.0	0.0	0.0	128.7	0.0
Malaga *	0.0	0.0	2,352.1	3,817.4	0.0	0.0	0.0	6,169.5	8,852.6
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	483.7
Olivette Blanche *	0.0	0.0	0.0	46.7	0.0	0.0	0.0	46.7	0.0
Perlette	0.0	0.0	0.0	626.9	0.0	0.0	0.0	626.9	272.1
Queen	0.0	0.0	0.0	58.0	0.0	0.0	0.0	58.0	0.0
Red Crimson *	0.0	0.0	200.9	5,047.1	0.0	0.0	0.0	5,248.0	484.3
Red Globe *	0.0	0.0	0.0	16,902.8	0.0	0.0	0.0	16,902.8	14,724.7
Red Seedless	0.0	0.0	0.0	9,768.1	0.0	0.0	0.0	9,768.1	7,473.0
Ribier	0.0	0.0	119.2	1,806.3	0.0	0.0	0.0	1,925.5	2,078.4
Rouge	0.0	0.0	0.0	1,650.5	0.0	0.0	0.0	1,650.5	940.0
Ruby Seedless *	0.0	0.0	378.7	3,916.1	0.0	0.0	0.0	4,294.8	8,524.6
Sugraone *	0.0	0.0	0.0	140.3	0.0	0.0	0.0	140.3	0.0
Packinghouse Culls	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	990.8
Other Table 1/	0.0	0.0	8,367.4	3,652.9	0.0	0.0	0.0	12,020.3	16,778.7
Total Table	14,568.8	0.0	12,284.6	69,455.8	4,211.1	10.4	0.0	100,589.1	119,719.1
WINE GRAPES (WHITE):									
Arneis	0.0	0.0	0.0	0.0	0.0	0.0	0.0	106.5	88.0
Burger *	8,822.0	5,665.1	24,873.2	5,873.1	0.0	5.7	1,371.6	46,612.5	45,533.2
Catarratto	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	0.0
Chardonnay *	107,832.0	56,745.5	55,812.8	31,089.9	10.4	2,884.2	29,308.4	568,295.2	650,524.7
Chenin Blanc	4,288.1	11,544.1	69,711.6	25,456.4	0.0	156.4	7,047.3	129,467.2	152,097.1
Cortese	0.0	0.0	0.0	0.0	0.0	15.7	0.0	22.7	20.8
Emerald Riesling	0.0	0.0	0.0	1,882.0	0.0	0.0	0.0	1,882.0	2,477.6
Flora	0.0	0.0	0.0	0.0	0.0	0.0	0.0	27.8	45.7
Folle Blanche	0.0	0.0	0.0	0.0	0.0	0.0	0.0	20.6	11.8
French Colombard	8,275.7	33,434.3	234,775.5	71,085.9	0.0	0.0	0.0	350,113.6	433,582.9
Gewurztraminer	28.0	0.0	0.0	0.0	0.0	20.9	121.2	8,117.9	7,893.7
Gray Riesling *	41.7	0.0	0.0	0.0	0.0	0.0	0.0	109.0	240.9
Green Hungarian	0.0	0.0	0.0	96.7	0.0	0.0	0.0	99.8	112.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.8	6.5
Kleinberger	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.9	5.4
Malvasia Bianca *	2,024.7	6,259.4	1,950.6	574.0	0.8	0.0	0.0	11,635.3	15,367.0
Marsanne	0.0	0.0	0.0	0.0	0.0	1.3	0.0	411.7	326.7
Melon	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	12.5
Muscat Blanc *	263.4	312.4	3,471.6	169.6	14.5	143.1	60.9	6,493.2	7,301.7
Muscat Orange	206.9	105.1	260.7	0.0	0.0	0.0	0.0	866.2	874.4
Muscat of Alexandria	0.0	256.1	24,523.2	21,171.7	0.0	21.7	0.0	46,088.9	55,714.2
Palomino *	0.0	0.0	4,036.7	0.0	0.0	54.8	0.0	4,137.3	5,780.7
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	5.7	0.0	5.7	0.0
Pinot Blanc	0.0	0.0	0.0	0.0	0.0	26.5	0.0	2,740.0	3,401.7
Pinot Gris *	1,820.8	1,403.6	19.6	1,344.7	0.0	21.6	694.7	9,625.7	6,596.4
Roussanne	0.0	0.0	0.0	0.0	0.0	3.9	8.6	281.0	227.9
Sauvignon Blanc	17,689.6	5,763.4	1,193.4	1,675.7	9.5	253.0	3,272.3	75,001.7	74,998.7
Sauvignon Musque	0.0	0.0	0.0	0.0	0.0	0.0	0.0	409.0	454.5
Sauvignon Vert *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.9	24.6
Scheurebe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.1	31.9
Semillon	2,143.5	1,150.0	1,554.4	1,155.9	0.0	14.6	0.0	9,389.2	9,310.0
St. Emilion *	0.0	0.0	1,130.5	0.0	31.0	0.0	0.0	1,186.9	2,594.3
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	143.4
Symphony	675.5	112.1	4,078.9	850.4	21.8	0.0	1,245.6	7,447.9	6,772.1
Tocai Friulano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	92.8	93.9

TABLE 2: TONS OF GRAPES CRUSHED BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	1	2	3	4	5	6	7	8	9	10
	Tons									
WINE GRAPES (WHITE): (Cont'd.)										
Verdelho	0.0	0.0	0.0	0.0	0.0	1.0	0.0	9.7	0.0	0.0
Vernaccia	0.0	0.0	18.1	0.0	0.0	6.7	0.0	0.0	0.0	0.0
Viognier	*460.0*	*45.4*	*474.0*	*359.8*	*162.6*	*184.0*	*820.0*	*908.1*	*424.0*	*110.9*
White Riesling *	256.5	153.0	95.6	454.9	0.0	10.5	6,542.7	1,212.3	11.8	32.0
Other White 1/	0.0	0.5	12.9	8.1	0.0	19.3	1.9	5.0	0.3	3.6
Total White	28,459.4	10,116.8	65,668.2	37,527.0	9,304.7	10,848.2	128,403.6	76,558.3	11,065.8	2,136.9
WINE GRAPES (RED):										
Aglianico	0.0	0.0	0.0	0.4	0.0	0.0	0.0	10.5	0.0	11.3
Aleatico	0.0	0.0	18.8	0.0	0.0	0.0	0.1	0.0	0.0	0.0
Alicante Bouschet *	0.0	0.0	119.5	0.0	1.8	16.6	5.8	3.4	46.3	1.5
Alvarelhao	0.0	0.0	0.0	0.0	0.0	0.0	1.0	5.6	0.0	6.2
Barbera	241.5	127.0	289.0	132.2	0.0	241.6	120.5	288.4	7.3	670.7
Blaufraenkisch	0.0	0.0	0.0	0.5	0.0	0.0	0.0	13.5	0.0	0.0
Cabernet Franc	289.3	274.0	2,312.3	3,056.1	33.1	158.7	845.9	1,367.5	7.7	460.2
Cabernet Sauvignon	6,127.0	5,437.6	32,226.7	41,329.2	2,842.1	3,356.3	25,951.1	40,769.0	3,508.4	1,507.3
Carignane	2,359.5	0.0	586.5	33.9	127.5	613.1	10.9	1.2	0.0	12.2
Carmeniere	0.0	3.1	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Carmine	0.0	0.0	10.6	0.0	0.0	0.0	20.0	0.3	8.9	0.0
Carnelian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Centurian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	440.0	0.0
Charbono	46.8	0.0	0.0	143.3	0.0	1.0	23.7	0.0	0.0	11.8
Cinsaut *	0.4	0.5	25.4	0.0	0.0	30.9	24.2	87.1	0.0	5.9
Counoise	0.1	0.0	0.0	0.0	0.0	32.6	0.0	75.0	0.0	0.0
De Chaunac	*0.0*	*0.0*	*0.2*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Dolcetto	36.8	0.0	100.0	54.7	17.8	7.4	109.9	86.3	2.2	8.2
Durif	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Early Burgundy	0.0	0.0	6.2	7.0	0.0	0.0	12.3	0.0	0.0	0.0
Freisa	0.0	0.0	15.2	0.0	0.0	2.7	35.4	0.0	0.0	6.7
Gamay (Napa) *	107.9	136.9	149.4	405.6	626.2	2.4	357.4	707.9	0.8	0.0
Gamay Beaujolais	0.0	0.0	1.7	36.3	0.0	0.0	0.0	0.0	0.0	0.0
Graciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.7
Grand Noir	0.0	0.0	0.0	0.0	0.0	2.6	0.0	11.5	0.0	0.0
Grenache *	217.4	2.4	175.2	52.8	1.3	216.8	858.1	429.0	7.0	80.5
Grignolino	0.0	0.0	0.0	13.9	0.0	9.1	0.0	0.0	0.0	0.0
Lagrein	0.0	0.0	0.0	0.0	0.0	0.0	4.7	50.2	0.0	0.0
Lambrusco	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malbec	9.1	37.6	467.9	280.8	4.9	8.0	216.7	149.1	161.4	14.1
Marechal Foch *	*0.0*	*0.0*	*0.1*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*
Mataro *	2.5	2.0	107.0	38.6	1.8	596.0	42.7	321.7	4.0	61.8
Merlot	7,507.1	2,047.8	27,924.8	23,728.1	2,423.5	4,451.8	26,826.4	21,622.6	2,446.3	1,021.2
Meunier *	14.2	0.0	565.7	253.9	0.0	0.0	0.0	0.0	0.0	0.0
Mission	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	23.3
Montepulciano	8.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.9	0.0
Muscat Hamburg *	0.0	0.0	10.8	0.4	0.0	21.1	0.0	0.0	0.0	8.3
Nebbiolo	11.9	1.4	86.5	10.8	0.0	17.4	8.2	187.1	0.8	40.9
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	29.1	0.0	0.0	0.0
Negroamaro	2.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Petit Verdot	21.7	68.2	299.9	643.0	0.0	65.1	87.6	321.5	146.0	15.3
Petite Sirah	838.9	407.5	1,006.9	840.0	64.7	477.4	729.9	1,763.0	558.3	88.4
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	3.8	15.3	0.0	0.0	0.0
Pinot Noir	4,525.9	0.0	20,844.3	9,383.7	1,115.2	524.3	16,131.6	7,641.9	52.2	16.9
Pinotage	4.2	0.0	7.5	10.2	0.0	0.0	0.0	0.0	0.0	19.2
Portugieser Blauer *	5.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Primitivo	0.0	0.0	56.3	50.9	13.7	0.0	12.2	124.7	0.0	43.3
Refosco *	0.0	0.0	0.5	2.4	0.0	4.1	56.6	75.5	0.0	11.4
Royalty	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rubired *	0.0	0.0	0.0	13.9	0.0	0.0	1.0	0.0	320.9	0.0
Ruby Cabernet	0.0	0.0	8.5	4.0	0.0	13.0	0.0	0.0	0.0	0.0
Salvador	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sangioveto *	500.2	81.6	1,375.8	1,588.9	134.2	126.5	1,372.0	729.1	65.0	537.5
Sausaol	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.6*
Souzao	48.4	1.0	5.5	0.0	0.0	4.4	19.0	7.2	0.0	6.7
Syrah *	1,277.7	591.8	4,226.2	1,510.8	152.8	625.0	3,674.1	9,767.5	1,945.4	1,172.8
Tannat	0.0	0.0	6.2	3.3	0.0	0.0	0.0	16.8	0.0	0.0
Tempranillo *	2.0	3.2	34.9	16.8	0.0	13.5	3.5	56.2	50.6	64.9
Teroldego	0.0	0.0	4.9	0.1	0.0	34.3	6.2	5.9	0.0	7.4
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
Tinta Cao	1.3	0.9	0.0	0.0	0.0	0.0	2.8	5.5	0.0	29.5
Tinta Madeira	0.0	0.7	0.0	0.0	0.0	0.0	1.5	0.0	0.0	0.0
Touriga Nacional *	0.7	1.2	0.0	10.0	0.0	0.6	2.2	5.9	0.0	9.1
Trousseau *	0.0	0.0	0.0	0.0	0.0	0.0	18.0	0.0	0.0	1.7
Zinfandel	7,160.0	2,894.1	14,289.1	5,189.5	567.7	1,765.3	1,558.2	10,811.1	12,174.7	7,728.9
Other Red 1/	25.8	0.5	442.2	152.2	0.0	15.9	30.4	20.2	25.2	61.4
Total Red	31,394.9	12,121.5	107,808.2	88,998.4	8,128.3	13,459.3	79,226.2	97,539.1	21,986.3	13,771.3
TOTAL WINE	59,854.3	22,238.3	173,476.4	126,525.4	17,433.0	24,307.5	207,629.8	174,097.4	33,052.1	15,908.2
TOTAL ALL VARIETIES	59,854.3	22,238.3	173,476.4	126,525.4	17,433.0	24,318.7	207,629.8	174,097.4	33,100.3	15,908.2

TABLE 2: TONS OF GRAPES CRUSHED BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
	Tons								
WINE GRAPES (WHITE): (Cont'd.)									
Verdelho	5.4	0.0	0.0	0.0	0.0	0.0	0.0	16.1	7.8
Vernaccia	0.0	0.0	0.0	0.0	0.0	0.0	0.0	24.8	23.1
Viognier	2,464.2	270.7	723.7	0.0	0.7	94.6	276.7	7,779.4	7,708.7
White Riesling *	133.6	0.0	53.5	0.0	0.0	118.0	0.0	9,074.4	9,531.2
Other White 1/	23.8	18.9	803.4	1,187.1	0.0	0.0	128.2	2,213.0	2,766.5
Total White	156,738.9	123,040.7	428,973.3	163,613.1	88.7	3,841.7	43,535.5	1,299,920.8	1,502,704.2
WINE GRAPES (RED):									
Aglianico	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.2	32.7
Aleatico	0.0	0.0	25.3	0.0	0.0	0.8	0.0	45.0	154.7
Alicante Bouschet *	313.0	27.4	1,492.0	740.9	8.5	28.0	22.8	2,827.5	4,435.0
Alvarelhao	15.0	0.0	0.4	19.4	0.0	0.0	0.0	47.6	47.4
Barbera	1,345.4	3,989.3	78,132.3	6,121.6	0.0	24.6	0.0	91,731.4	118,801.5
Blaufraenkisch	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.0	12.6
Cabernet Franc	6,736.0	2.0	0.0	169.1	15.2	93.6	0.0	15,820.7	14,400.6
Cabernet Sauvignon	117,033.5	38,475.4	45,702.8	19,623.1	93.4	903.0	2,300.2	387,186.1	357,683.9
Carignane	7,570.3	6,222.1	26,697.1	7,468.4	0.0	47.3	4.8	51,754.8	58,351.1
Carmeniere	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.3	1.2
Carmine	0.0	0.0	168.0	421.9	0.0	0.0	0.0	629.7	639.2
Carnelian	0.0	0.0	8,055.2	2,870.4	0.0	0.0	0.0	10,925.6	11,688.5
Centurian	0.0	0.0	2,828.6	0.0	0.0	0.0	0.0	3,268.6	2,404.7
Charbono	1.9	0.0	0.0	0.0	0.0	0.0	0.0	228.5	218.7
Cinsaut *	7.7	0.0	1.9	160.8	5.1	18.5	32.9	401.3	681.3
Counoise	0.0	0.0	0.0	0.0	0.0	0.0	0.0	107.7	78.3
De Chaunac	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.3
Dolcetto	10.7	0.0	0.0	0.0	0.0	35.9	0.0	469.9	416.9
Durif	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	4.2
Early Burgundy	3.0	0.0	0.0	0.0	0.0	0.0	0.0	28.5	33.6
Freisa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	60.0	56.4
Gamay (Napa) *	163.2	0.0	941.2	677.1	0.0	7.5	29.8	4,313.3	5,512.8
Gamay Beaujolais	0.0	0.0	0.0	0.0	0.0	20.4	0.0	58.4	16.3
Graciano	2.4	0.0	0.0	0.0	0.0	0.0	0.0	5.1	2.4
Grand Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.1	4.8
Grenache *	263.1	10,747.2	69,778.6	14,083.2	66.2	170.6	242.6	97,392.0	110,974.0
Grignolino	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.0	64.0
Lagrein	0.0	0.0	188.0	0.0	0.0	0.0	0.0	242.9	145.3
Lambrusco	0.0	0.0	269.7	0.0	0.0	0.0	0.0	269.7	320.1
Malbec	1,164.8	0.0	3.7	0.0	0.0	2.9	0.0	2,521.0	1,919.9
Marechal Foch *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Mataro *	29.6	0.0	0.0	0.0	18.9	52.5	77.6	1,356.7	1,684.9
Merlot	55,803.1	31,513.6	48,282.8	11,291.8	46.6	1,060.4	5,399.5	273,397.4	305,151.5
Meunier *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	833.8	908.7
Mission	0.0	737.8	8,116.3	1,273.3	0.0	20.2	0.0	10,171.1	8,309.6
Montepulciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.7	5.6
Muscat Hamburg *	9.0	89.1	0.0	0.0	0.0	0.0	0.0	138.7	163.4
Nebbiolo	0.0	0.0	9.8	0.0	0.0	33.1	0.0	407.9	541.2
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	29.1	38.0
Negroamaro	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	0.0
Petit Verdot	532.9	0.0	0.0	0.0	0.0	9.6	0.0	2,210.8	1,469.6
Petite Sirah	5,097.6	978.1	332.3	234.1	2.3	45.5	1,375.6	14,840.5	12,358.2
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.1	20.1
Pinot Noir	1,698.0	932.7	29.4	63.2	0.4	0.0	461.2	63,420.9	53,050.1
Pinotage	0.0	0.0	0.0	0.0	0.0	0.0	0.0	41.1	32.8
Portugieser Blauer *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.2	10.6
Primitivo	534.2	0.0	0.0	0.0	0.0	0.0	0.0	835.3	465.1
Refosco *	538.9	0.0	0.0	0.0	0.0	0.0	0.0	689.4	423.6
Royalty	0.0	43.9	2,652.5	1,336.3	0.0	2.6	0.0	4,035.3	6,013.1
Rubired *	858.2	6,025.2	87,239.9	42,289.4	0.0	1.8	0.0	136,750.3	136,190.2
Ruby Cabernet	123.1	6,336.7	47,428.8	18,715.3	0.0	1.0	0.0	72,630.4	79,499.8
Salvador	0.0	33.7	186.8	4,964.0	3.9	1.9	0.0	5,190.3	6,218.4
Sangioveto *	4,326.2	237.5	2,645.3	497.9	8.6	94.2	5.0	14,325.5	18,513.2
Sausaol	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.0
Souzao	75.7	0.0	113.4	6.9	0.0	0.0	0.0	288.2	182.5
Syrah *	16,257.3	13,922.7	25,136.7	7,347.3	16.7	183.4	1,349.7	89,157.9	72,786.5
Tannat	280.2	0.0	4.0	0.0	0.0	0.0	0.0	310.5	198.7
Tempranillo *	7.4	248.0	1,498.2	463.1	0.0	6.8	0.0	2,469.1	3,650.8
Teroldego	0.0	0.0	0.0	0.0	0.0	0.0	0.0	58.8	33.9
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.0
Tinta Cao	2.4	0.0	4.9	28.1	0.0	0.0	0.0	75.4	69.5
Tinta Madeira	0.0	0.0	30.1	9.9	0.0	0.0	0.0	42.2	85.7
Touriga Nacional *	61.9	0.0	28.9	12.0	0.0	0.0	0.0	132.5	107.3
Trousseau *	11.4	0.0	0.0	1.0	0.0	0.0	0.0	32.1	20.0
Zinfandel	133,590.9	40,646.0	71,109.5	22,623.5	135.6	859.9	3,332.0	336,436.0	404,166.9
Other Red 1/	90.3	297.1	2,353.0	1,685.4	65.0	0.0	7.7	5,272.3	14,329.2
Total Red	354,558.3	161,505.5	531,487.4	165,198.4	486.4	3,726.0	14,641.4	1,706,036.9	1,815,802.5
TOTAL WINE	511,297.2	284,546.2	960,460.7	328,811.5	575.1	7,567.7	58,176.9	3,005,957.7	3,318,506.7
TOTAL ALL VARIETIES	525,866.0	285,905.8	1,150,367.6	480,146.3	5,642.8	7,578.1	58,176.9	3,368,265.3	3,951,185.4

* Synonyms for variety names are shown on Page 5.
1/ Other categories include minor and mixed varieties.

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	1	2	3	4	5	6	7	8	9	10
	Tons									
RAISIN GRAPES:										
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dovine	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fiesta	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sultana	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Thompson Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Raisin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TABLE GRAPES:										
Black Monukka	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Black Prince *	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	0.0	0.0
Calmeria	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cardinal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Christmas Rose	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emerald Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Emperor	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exotic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flame Tokay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Italia *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malaga *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perlette	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Crimson *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Globe *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Red Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ribier	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ruby Seedless *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sugraone *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Table 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Table	0.0	0.0	0.0	0.0	0.0	11.2	0.0	0.0	0.0	0.0
WINE GRAPES (WHITE):										
Arneis	10.8	0.0	53.1	0.0	0.0	20.9	21.7	0.0	0.0	0.0
Burger *	0.0	0.0	0.0	1.8	0.0	0.0	0.0	0.0	0.0	0.0
Chardonnay *	17,069.8	1,416.2	39,888.2	13,678.5	5,594.9	6,189.8	57,755.8	28,365.2	5,506.1	739.4
Chenin Blanc	812.8	7.3	212.0	270.7	1,402.1	2.0	2,711.3	1,370.8	156.6	0.0
Emerald Riesling	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Flora	0.0	0.0	0.0	23.2	0.0	0.0	0.0	0.0	0.0	0.0
French Colombard	297.3	0.0	766.2	0.2	195.2	0.0	965.1	0.0	0.0	18.0
Gewurztraminer	907.8	83.1	413.8	21.3	0.0	362.3	1,864.1	1,315.9	1.3	9.0
Gray Riesling *	0.0	0.0	30.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Green Hungarian	3.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0
Kleinberger	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Malvasia Bianca *	0.0	0.0	32.5	0.3	21.8	5.4	271.9	2.9	0.0	0.0
Marsanne	17.0	0.0	38.7	4.7	0.0	40.7	131.5	17.1	0.0	13.3
Melon	0.0	0.0	17.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Muscat Blanc *	104.8	228.7	59.4	201.3	0.0	3.5	80.8	639.1	3.1	40.8
Muscat Orange	45.6	0.0	0.0	0.0	0.0	9.4	59.8	41.7	7.7	59.8
Muscat of Alexandria	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4	0.0
Palomino *	0.0	0.0	21.8	0.0	0.0	24.0	0.0	0.0	0.0	0.0
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pinot Blanc	90.9	5.5	276.3	87.1	0.0	3.9	715.0	285.0	0.0	0.0
Pinot Gris *	176.4	0.0	493.4	365.8	176.5	78.7	1,054.3	448.4	2.3	18.8
Roussanne	12.2	0.0	21.0	5.8	0.0	2.2	15.4	95.2	0.0	22.2
Sauvignon Blanc	3,384.6	6,464.1	5,364.8	6,055.6	947.1	1,025.0	4,511.4	5,145.5	62.2	365.9
Sauvignon Musque	0.0	2.6	112.6	91.4	0.0	17.1	0.0	0.0	0.0	0.0
Sauvignon Vert *	0.0	0.0	2.8	6.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheurebe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Semillon	83.5	109.4	410.6	484.0	150.1	31.6	30.3	458.5	0.0	36.5
St. Emilion *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	0.0	0.0
Symphony	0.0	0.0	0.0	0.0	195.8	0.0	0.0	0.0	212.4	0.0
Tocai Friulano	31.1	0.0	10.5	0.0	0.0	21.5	17.2	8.4	0.0	0.0

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
	Tons								
RAISIN GRAPES:									
Black Corinth *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	118.6
Canner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	443.4
Dovine	0.0	0.0	252.4	0.0	0.0	0.0	0.0	252.4	0.0
Fiesta	0.0	0.0	6,698.0	0.0	0.0	0.0	0.0	6,698.0	21,453.8
Sultana	0.0	0.0	66.9	0.0	0.0	0.0	0.0	66.9	0.0
Thompson Seedless	*0.0*	*1,358.9*	*162,249.2*	*23,117.1*	*0.0*	*0.0*	*0.0*	*186,725.2*	*401,303.5*
Other Raisin 1/	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,241.8
Total Raisin	0.0	1,358.9	169,266.5	23,117.1	0.0	0.0	0.0	193,742.5	424,561.1
TABLE GRAPES:									
Black Monukka	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.6
Black Prince *	0.0	0.0	0.0	0.0	0.0	10.4	0.0	21.6	21.0
Calmeria	0.0	0.0	0.0	2,204.6	0.0	0.0	0.0	2,204.6	10.0
Cardinal	0.0	0.0	0.0	18.5	0.0	0.0	0.0	18.5	9.7
Christmas Rose	0.0	0.0	0.0	447.0	0.0	0.0	0.0	447.0	94.3
Concord	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.3
Emerald Seedless *	0.0	0.0	0.0	235.5	0.0	0.0	0.0	235.5	0.0
Emperor	0.0	0.0	0.0	469.1	0.0	0.0	0.0	469.1	41.0
Exotic	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	29.2
Fantasy Seedless	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	153.7
Flame Seedless *	0.0	0.0	287.6	3,361.4	0.0	0.0	0.0	3,649.0	3,916.2
Flame Tokay	*14,374.5*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*14,374.5*	*25,146.8*
Italia *	0.0	0.0	0.0	628.3	0.0	0.0	0.0	628.3	40.2
Malaga *	0.0	0.0	2,128.7	1,677.8	0.0	0.0	0.0	3,806.5	6,759.8
Marroo	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	242.6
Perlette	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	48.8
Red Crimson *	*0.0*	*0.0*	*200.9*	*3,195.5*	*0.0*	*0.0*	*0.0*	*3,396.4*	*103.8*
Red Globe *	0.0	0.0	0.0	5,773.5	0.0	0.0	0.0	5,773.5	502.6
Red Seedless	0.0	0.0	0.0	838.9	0.0	0.0	0.0	838.9	95.5
Ribier	0.0	0.0	0.0	152.5	0.0	0.0	0.0	152.5	181.9
Ruby Seedless *	0.0	0.0	0.0	1,827.2	0.0	0.0	0.0	1,827.2	2,823.7
Sugraone *	0.0	0.0	0.0	140.3	0.0	0.0	0.0	140.3	0.0
Other Table 1/	0.0	0.0	8,312.9	3,124.7	0.0	0.0	0.0	11,437.6	15,807.5
Total Table	14,374.5	0.0	10,930.1	24,094.8	0.0	10.4	0.0	49,421.0	56,061.2
WINE GRAPES (WHITE):									
Arneis	0.0	0.0	0.0	0.0	0.0	0.0	0.0	106.5	86.1
Burger *	8,763.9	1,920.7	24,462.3	5,834.3	0.0	0.0	0.0	40,983.0	39,932.6
Chardonnay *	102,487.8	31,376.5	44,528.7	29,074.6	4.3	900.2	27,584.7	412,160.7	464,966.7
Chenin Blanc	4,274.1	11,515.2	66,295.4	24,495.1	0.0	25.4	5,763.8	119,314.6	141,266.0
Emerald Riesling	0.0	0.0	0.0	1,860.8	0.0	0.0	0.0	1,860.8	2,454.0
Flora	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.2	18.3
French Colombard	*8,238.0*	*33,263.2*	*214,228.7*	*50,862.4*	*0.0*	*0.0*	*0.0*	*308,834.3*	*400,331.7*
Gewurztraminer	28.0	0.0	0.0	0.0	0.0	0.0	121.2	5,127.8	4,820.0
Gray Riesling *	41.7	0.0	0.0	0.0	0.0	0.0	0.0	71.8	125.4
Green Hungarian	0.0	0.0	0.0	96.7	0.0	0.0	0.0	99.8	112.0
Grenache Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0
Kleinberger	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*5.4*
Malvasia Bianca *	2,013.5	2,952.5	1,941.9	574.0	0.0	0.0	0.0	7,816.7	9,666.3
Marsanne	0.0	0.0	0.0	0.0	0.0	0.0	0.0	263.0	200.1
Melon	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	12.5
Muscat Blanc *	263.4	310.4	3,463.8	74.0	0.0	51.6	60.9	5,585.6	6,115.8
Muscat Orange	206.9	105.1	138.0	0.0	0.0	0.0	0.0	674.0	659.2
Muscat of Alexandria	0.0	0.0	24,137.4	18,643.6	0.0	15.9	0.0	42,798.3	52,465.2
Palomino *	0.0	0.0	3,981.6	0.0	0.0	45.2	0.0	4,072.6	5,659.7
Pedro Ximenes	0.0	0.0	0.0	0.0	0.0	5.7	0.0	5.7	0.0
Pinot Blanc	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,463.7	1,372.9
Pinot Gris *	1,388.4	1,369.8	0.0	1,253.9	0.0	0.0	673.7	7,500.4	5,396.1
Roussanne	0.0	0.0	0.0	0.0	0.0	3.4	8.6	186.0	151.8
Sauvignon Blanc	15,943.2	4,864.6	1,144.5	1,672.7	0.0	110.8	3,270.7	60,332.7	59,656.3
Sauvignon Musque	0.0	0.0	0.0	0.0	0.0	0.0	0.0	223.7	326.8
Sauvignon Vert *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.8	19.4
Scheurebe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Semillon	2,142.6	1,150.0	1,155.7	1,155.9	0.0	13.3	0.0	7,412.0	7,437.2
St. Emilion *	*0.0*	*0.0*	*1,127.0*	*0.0*	*20.8*	*0.0*	*0.0*	*1,147.8*	*2,558.7*
Sylvaner	0.0	0.0	0.0	0.0	0.0	0.0	0.0	37.9	23.4
Symphony	531.0	110.6	4,007.5	850.4	0.0	0.0	1,226.2	7,133.9	6,446.8
Tocai Friulano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	88.7	91.0

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	1	2	3	4	5	6	7	8	9	10
	Tons									
WINE GRAPES (WHITE): (Cont'd.)										
Verdelho	0.0	0.0	0.0	0.0	0.0	1.0	0.0	9.7	0.0	0.0
Vernaccia	0.0	0.0	11.7	0.0	0.0	6.7	0.0	0.0	0.0	0.0
Viognier	374.4	33.4	347.2	138.0	97.5	166.7	398.5	679.7	0.0	72.0
White Riesling *	190.8	144.7	80.7	243.4	0.0	5.7	5,056.0	671.0	0.6	17.2
Other White 1/	0.0	0.0	9.1	6.6	0.0	3.5	742.7	0.0	0.0	2.8
Total White	23,612.9	8,495.0	48,673.6	21,685.7	8,781.0	8,021.6	76,402.8	39,592.0	5,954.5	1,415.7
WINE GRAPES (RED):										
Aglianico	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1
Aleatico	0.0	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Alicante Bouschet *	0.0	0.0	113.9	0.0	1.8	16.6	0.0	3.4	0.0	1.5
Alvarelhao	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.1	0.0	1.7
Barbera	236.7	127.0	164.6	125.7	0.0	76.2	120.5	224.4	0.0	378.9
Blaufraenkisch	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.5	0.0	0.0
Cabernet Franc	263.2	267.9	1,661.6	1,709.2	33.1	105.2	656.0	1,171.6	0.0	270.3
Cabernet Sauvignon	5,539.4	4,872.8	21,214.3	28,431.4	2,759.4	1,952.4	17,276.3	32,672.0	2,879.7	1,152.4
Carignane	2,358.6	0.0	523.1	30.1	127.5	514.2	10.8	0.0	0.0	12.2
Carmine	0.0	0.0	0.0	0.0	0.0	0.0	20.0	0.0	8.9	0.0
Carnelian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Centurian	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Charbono	46.8	0.0	0.0	130.2	0.0	1.0	23.7	0.0	0.0	10.8
Cinsaut *	0.4	0.0	14.9	0.0	0.0	6.0	24.2	5.5	0.0	5.1
Counoise	0.1	0.0	0.0	0.0	0.0	16.3	0.0	9.4	0.0	0.0
De Chaunac	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dolcetto	36.8	0.0	97.3	33.5	17.8	7.4	109.9	18.3	0.0	8.2
Durif	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Early Burgundy	0.0	0.0	6.2	6.8	0.0	0.0	0.0	0.0	0.0	0.0
Freisa	0.0	0.0	15.2	0.0	0.0	2.7	35.4	0.0	0.0	0.0
Gamay (Napa) *	106.9	136.9	123.2	395.2	256.9	0.0	357.4	696.3	0.8	0.0
Gamay Beaujolais	0.0	0.0	1.7	36.3	0.0	0.0	0.0	0.0	0.0	0.0
Graciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Grand Noir	0.0	0.0	0.0	0.0	0.0	2.6	0.0	0.0	0.0	0.0
Grenache *	174.9	2.4	75.8	16.5	1.3	194.4	690.1	163.1	1.3	69.2
Lagrein	0.0	0.0	0.0	0.0	0.0	0.0	4.7	50.2	0.0	0.0
Malbec	9.1	32.0	180.4	140.2	0.0	8.0	153.1	135.0	2.1	8.9
Marechal Foch *	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mataro *	2.5	0.0	63.2	4.7	1.8	593.2	35.3	168.7	2.8	41.8
Merlot	6,899.3	1,945.1	21,132.4	16,794.8	2,326.6	3,913.9	18,482.4	16,415.6	2,160.0	718.8
Meunier *	2.1	0.0	214.6	130.3	0.0	0.0	0.0	0.0	0.0	0.0
Mission	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
Montepulciano	8.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.9	0.0
Muscat Hamburg *	0.0	0.0	0.0	0.0	0.0	21.1	0.0	0.0	0.0	8.3
Nebbiolo	7.7	1.4	86.5	6.8	0.0	17.2	7.3	137.1	0.0	14.8
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	22.7	0.0	0.0	0.0
Negroamaro	2.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Petit Verdot	21.6	28.3	124.6	299.3	0.0	5.7	20.7	309.3	5.6	2.0
Petite Sirah	675.1	265.0	419.8	533.5	64.7	156.7	408.4	1,616.0	141.3	54.8
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	3.8	14.2	0.0	0.0	0.0
Pinot Noir	2,965.6	0.0	14,203.6	6,007.6	1,100.4	343.6	10,882.0	4,537.7	30.3	15.9
Pinotage	4.2	0.0	3.0	1.0	0.0	0.0	0.0	0.0	0.0	19.2
Portugieser Blauer *	5.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Primitivo	0.0	0.0	47.0	36.5	13.7	0.0	5.6	15.4	0.0	27.0
Refosco *	0.0	0.0	0.5	0.0	0.0	4.1	56.6	56.5	0.0	0.0
Royalty	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rubired *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ruby Cabernet	0.0	0.0	8.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Salvador	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sangioveto *	347.8	81.1	602.5	865.5	122.6	61.1	1,214.7	385.4	43.9	314.0
Souzao	0.0	1.0	0.0	0.0	0.0	4.4	17.2	5.8	0.0	4.7
Syrah *	1,045.1	544.1	3,347.8	874.4	142.4	427.0	2,301.0	7,653.3	945.4	897.5
Tannat	0.0	0.0	6.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tempranillo *	0.0	3.2	0.0	1.6	0.0	10.6	3.3	3.5	0.0	36.6
Teroldego	0.0	0.0	4.9	0.1	0.0	34.3	6.2	0.9	0.0	7.4
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
Tinta Cao	0.0	0.9	0.0	0.0	0.0	0.0	0.0	5.5	0.0	15.3
Tinta Madeira	0.0	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Touriga Nacional *	0.0	1.2	0.0	0.2	0.0	0.6	0.0	4.9	0.0	3.1
Trousseau *	0.0	0.0	0.0	0.0	0.0	0.0	18.0	0.0	0.0	0.0
Zinfandel	6,511.2	2,057.8	11,525.7	3,642.7	552.9	1,301.8	1,457.0	9,270.8	10,543.8	7,089.4
Other Red 1/	22.2	0.0	298.3	5.7	0.0	4.2	310.7	3.7	24.3	61.4
Total Red	27,293.9	10,368.8	76,300.4	60,259.8	7,522.9	9,806.3	54,745.4	75,757.9	16,797.1	11,256.5
TOTAL WINE	50,906.8	18,863.8	124,974.0	81,945.5	16,303.9	17,827.9	131,148.2	115,349.9	22,751.6	12,672.2
TOTAL ALL VARIETIES	50,906.8	18,863.8	124,974.0	81,945.5	16,303.9	17,839.1	131,148.2	115,349.9	22,751.6	12,672.2

TABLE 4: TONS OF GRAPES PURCHASED FOR WINE, CONCENTRATE, JUICE, VINEGAR, AND BEVERAGE BRANDY BY CALIFORNIA PROCESSORS FROM THE 2001 CROP BY TYPE, VARIETY, AND REPORTING DISTRICT WHERE GROWN, WITH COMPARISONS

Type and Variety	11	12	13	14	15	16	17	2001 State Total	2000 State Total
	Tons								
WINE GRAPES (WHITE): (Cont'd.)									
Verdelho	5.4	0.0	0.0	0.0	0.0	0.0	0.0	16.1	7.8
Vernaccia	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.4	8.0
Viognier	2,065.2	169.2	615.0	0.0	0.7	45.8	271.0	5,474.3	4,814.5
White Riesling *	61.6	0.0	53.5	0.0	0.0	50.1	0.0	6,575.3	6,667.9
Other White 1/	2.0	0.0	802.4	275.6	0.0	0.0	128.2	1,972.9	1,475.4
Total White	148,456.7	89,107.8	392,083.4	136,724.0	25.8	1,267.4	39,109.0	1,049,408.9	1,225,351.5
WINE GRAPES (RED):									
Aglianico	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1	9.8
Aleatico	0.0	0.0	25.3	0.0	0.0	0.0	0.0	44.1	153.7
Alicante Bouschet *	270.8	27.4	1,486.9	736.7	0.0	26.9	22.8	2,708.7	4,298.3
Alvarelhao	15.0	0.0	0.0	0.0	0.0	0.0	0.0	21.8	19.5
Barbera	1,260.6	2,682.6	74,441.6	2,421.3	0.0	17.0	0.0	82,277.1	108,095.9
Blaufraenkisch	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.5	12.6
Cabernet Franc	4,313.1	0.0	0.0	169.1	0.0	40.7	0.0	10,661.0	8,747.1
Cabernet Sauvignon	106,672.9	27,914.7	39,058.8	18,468.6	0.8	627.2	1,699.8	313,192.9	278,837.4
Carignane	7,279.5	5,891.3	26,290.7	3,892.3	0.0	45.4	4.8	46,980.5	54,975.4
Carmine	0.0	0.0	167.8	421.9	0.0	0.0	0.0	618.6	624.3
Carnelian	0.0	0.0	3,906.4	2,261.8	0.0	0.0	0.0	6,168.2	7,730.6
Centurian	0.0	0.0	1,867.5	0.0	0.0	0.0	0.0	1,867.5	1,566.6
Charbono	1.9	0.0	0.0	0.0	0.0	0.0	0.0	214.4	199.2
Cinsaut *	5.2	0.0	0.0	158.4	5.1	5.7	32.9	263.4	582.8
Counoise	0.0	0.0	0.0	0.0	0.0	0.0	0.0	25.8	29.7
De Chaunac	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Dolcetto	10.7	0.0	0.0	0.0	0.0	0.0	0.0	339.9	242.2
Durif	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.2
Early Burgundy	3.0	0.0	0.0	0.0	0.0	0.0	0.0	16.0	33.6
Freisa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	53.3	31.6
Gamay (Napa) *	3.4	0.0	916.3	677.1	0.0	0.0	29.7	3,700.1	4,838.0
Gamay Beaujolais	0.0	0.0	0.0	0.0	0.0	20.4	0.0	58.4	0.0
Graciano	1.1	0.0	0.0	0.0	0.0	0.0	0.0	1.1	0.0
Grand Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	4.8
Grenache *	257.6	10,615.5	67,521.6	10,151.8	40.7	163.7	238.6	90,378.5	104,548.4
Lagrein	0.0	0.0	188.0	0.0	0.0	0.0	0.0	242.9	142.8
Malbec	1,153.1	0.0	3.7	0.0	0.0	2.0	0.0	1,827.6	1,343.3
Marechal Foch *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Mataro *	28.6	0.0	0.0	0.0	8.9	44.9	72.6	1,069.0	1,287.4
Merlot	51,463.6	19,364.5	35,622.1	11,054.6	3.6	683.1	5,063.8	214,044.2	239,007.4
Meunier *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	347.0	613.7
Mission	0.0	733.2	7,946.0	1,266.9	0.0	20.2	0.0	9,967.0	8,189.6
Montepulciano	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.7	5.6
Muscat Hamburg *	9.0	89.1	0.0	0.0	0.0	0.0	0.0	127.5	136.5
Nebbiolo	0.0	0.0	9.8	0.0	0.0	10.7	0.0	299.3	309.6
Negrette *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.7	33.0
Negroamaro	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.6	0.0
Petit Verdot	532.9	0.0	0.0	0.0	0.0	0.0	0.0	1,350.0	765.6
Petite Sirah	4,760.8	740.2	331.8	231.5	1.2	24.9	934.5	11,360.2	8,808.3
Pfeffer Cabernet	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.0	7.2
Pinot Noir	1,217.6	836.5	29.4	0.0	0.0	0.0	427.0	42,597.2	35,289.8
Pinotage	0.0	0.0	0.0	0.0	0.0	0.0	0.0	27.4	17.6
Portugieser Blauer *	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.2	10.6
Primitivo	534.2	0.0	0.0	0.0	0.0	0.0	0.0	679.4	411.7
Refosco *	538.9	0.0	0.0	0.0	0.0	0.0	0.0	656.6	396.4
Royalty	0.0	43.9	2,644.0	1,188.3	0.0	0.0	0.0	3,876.2	5,984.3
Rubired *	858.1	6,021.7	80,012.6	38,897.1	0.0	0.0	0.0	125,789.5	127,108.1
Ruby Cabernet	121.6	6,067.0	41,314.8	18,664.9	0.0	0.0	0.0	66,176.8	66,952.1
Salvador	0.0	33.7	186.8	4,693.0	3.9	1.9	0.0	4,919.3	5,916.6
Sangioveto *	4,222.8	65.1	2,360.8	468.8	0.0	40.3	0.0	11,196.4	14,140.2
Souzao	22.6	0.0	22.6	0.0	0.0	0.0	0.0	78.3	97.5
Syrah *	11,476.5	4,672.1	20,803.7	6,898.0	6.1	89.5	1,333.8	63,457.7	47,851.7
Tannat	277.2	0.0	4.0	0.0	0.0	0.0	0.0	287.4	184.0
Tempranillo *	1.3	247.0	1,498.2	463.1	0.0	6.8	0.0	2,275.2	3,540.9
Teroldego	0.0	0.0	0.0	0.0	0.0	0.0	0.0	53.8	26.9
Terret Noir	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3
Tinta Barroca	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.0
Tinta Cao	2.4	0.0	4.9	0.0	0.0	0.0	0.0	29.0	23.9
Tinta Madeira	0.0	0.0	30.1	0.0	0.0	0.0	0.0	30.8	1.5
Touriga Nacional *	61.9	0.0	27.2	0.0	0.0	0.0	0.0	99.1	48.0
Trousseau *	11.4	0.0	0.0	0.0	0.0	0.0	0.0	29.4	18.4
Zinfandel	128,710.4	39,808.6	65,636.6	20,117.7	107.1	724.9	3,331.5	312,389.9	370,457.8
Other Red 1/	30.9	214.4	241.3	0.0	54.0	0.0	0.0	1,271.1	3,039.5
Total Red	326,130.6	126,068.5	474,601.3	143,302.9	231.4	2,596.2	13,191.8	1,436,231.7	1,517,754.5
TOTAL WINE	474,587.3	215,176.3	866,684.7	280,026.9	257.2	3,863.6	52,300.8	2,485,640.6	2,743,106.0
TOTAL ALL VARIETIES	488,961.8	216,535.2	1,046,881.3	327,238.8	257.2	3,874.0	52,300.8	2,728,804.1	3,223,728.3

* Synonyms for variety names are shown on Page 5.
1/ Other categories include minor and mixed varieties.

GRAPE CRUSH SUMMARY AND TABLE DEFINITIONS

SUMMARY:
The Summary includes grape tonnages, prices, leading grape varieties and districts from the crop year.

TABLE 1:
State totals of grapes for crushing by type and variety, weighted average degrees Brix, and weighted average dollars per ton. This table is a *summary of the crop year State totals* by grape type and varieties that are shown in detail by grape pricing districts in Tables 2 through 6.

TABLE 2:
Tons of grapes crushed by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table includes *over-the-scale fresh tonnage of all grapes crushed* by California processors from the crop year. Over-the-scale fresh weight tonnage includes materials other than grapes (MOG) and defects. Crushed tonnage includes *all grapes crushed* whether: grown and crushed by processors; purchased and crushed by processors; crushed by cooperatives, juice manufacturers, etc.; or crushed for others, including growers.

TABLE 3:
Weighted average degrees Brix for all grapes crushed by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table shows the *weighted average degrees Brix for all grapes crushed* (tons from TABLE 2) by California processors from the crop year.

TABLE 4:
Tons of grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table includes *net weight fresh tonnage of all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy* by California processors from the crop year. Net-weight fresh tonnage does not include material other than grapes (MOG) and defects or other weight adjustments deducted from gross weight. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

TABLE 5:
Weighted average degrees Brix for all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table shows the *weighted average degrees Brix for all grapes purchased for wine, concentrate, juice, vinegar, and beverage brandy* (tons from TABLE 4) by California processors from the crop year. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

TABLE 6:

Weighted average grower returns per ton, delivered basis, purchased for wine, concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table gives the *weighted average price per ton, delivered basis, of all tonnage purchased for wine, concentrate, juice, vinegar, and beverage brandy* (tons from TABLE 4) by California processors from the crop year. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

Weighted average prices reflect final prices through January 10 (current year) and prices from reference price contracts that were in effect prior to January 1, 1977 and were priced by February 25 (current year). These prices include any Brix adjustments, bonuses or allowances. Prices are equivalent to delivered basis in the area grown including normal within-area hauling allowances. Purchases made on a roadside basis include the usual hauling allowance for local delivery in the area grown. Out-of-area purchases made on a delivered basis do not include extra hauling allowances for delivery outside the area.

TABLE 7:
Tons of grapes purchased by California processors as distilling material other than beverage brandy from the crop year by type and variety, with comparisons. This table shows *all grape tonnage purchased as distilling material other than beverage brandy* by California processors from the crop year. The tonnage, weighted average degrees Brix and price per ton are shown by grape type and variety.

TABLE 8:
Base price paid to growers for grapes crushed and delivered to California processors from the crop year with Brix factors and purchased tonnage, by type, variety, reporting district where grown, and weighted average base price. This table shows *base prices paid to growers* by Brix adjustment factors, purchased tonnage, type, variety and grape pricing districts where grown. Weighted average base prices and total purchased tonnage are included.

The Brix adjustment factors determine adjustments to base prices to compensate for sugar variations. In these reports, adjustments are expressed in dollars per ton, or percent of base price per degree variance from the established Brix base. Occasional lots are traded on price per degree Brix as delivered.

TABLE 8 -Supplement: Brix Adjustment Factors
This table shows the Brix adjustment factors reporting codes and descriptions.

TABLE 9:
Tons of grapes crushed to growers' accounts by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table includes *tonnage of all grapes crushed to growers' accounts* by California processors from the crop year. Growers retained ownership of these grapes at the time of crushing. **Table 9 is not included in the Preliminary Grape Crush Report.**

TABLE 10:
Weighted average grower returns per ton, delivered basis, non-related purchase for wine,

concentrate, juice, vinegar, and beverage brandy by California processors from the crop year by type, variety, and reporting district where grown, with comparisons. This table gives the *weighted average price per ton, delivered basis, of all tonnage purchased from non-related sources for wine, concentrate, juice, vinegar, and beverage brandy* (tons from TABLE 4) by California processors from the crop year. Grapes pooled by cooperatives, those grown by processors and used for their own production and grapes crushed to growers' accounts, are not included.

Return to: Top of Document; CASS Publications; CASS Homepage; Questions?

California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
Phone: (916) 498-5161
FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

DEFINITIONS OF CALIFORNIA'S 17 GRAPE CRUSH DISTRICTS

District boundaries are described below the map.


9
1
2
3
4
5
17
6
13
8
14
15
16

District 1: Mendocino County

District 2: Lake County

District 3: Sonoma and Marin Counties

District 4: Napa County

District 5: Solano County

District 6: Alameda, Contra Costa, Santa Clara, San Francisco, San Mateo, and Santa Cruz Counties

139

District 7: Monterey and San Benito Counties

District 8: San Luis Obispo, Santa Barbara and Ventura Counties

District 9: Yolo County north of Interstate 80 to the junction of Interstate 80 and U.S. 50 and north of U.S. 50; Sacramento County north of U.S. 50; Del Norte, Siskiyou, Modoc, Humboldt, Trinity, Shasta, Lassen, Tehama, Plumas, Glenn, Butte, Colusa, Sutter, Yuba, and Sierra Counties

District 10: Nevada, Placer, El Dorado, Amador, Calaveras, Tuolumne and Mariposa Counties

District 11: San Joaquin County north of State Highway 4; and Sacramento County south of U.S. 50 and east of Interstate 5

District 12: San Joaquin County south of State Highway 4; Stanislaus and Merced Counties

District 13: Madera, Fresno, Alpine, Mono, Inyo Counties; and Kings and Tulare Counties north of Nevada Avenue (Avenue 192)

District 14: Kings and Tulare Counties south of Nevada Avenue (Avenue 192); and Kern County

District 15: Los Angeles and San Bernardino Counties

District 16: Orange, Riverside, San Diego, and Imperial Counties

District 17: Yolo County south of Interstate 80 from the Solano County line to the Junction of Interstate 80 and U.S. 50 and south of U.S. 50 and Sacramento County south of U.S. 50 and west of Interstate 5

Return to:[CASS Publications][CASS Homepage;][Questions?]

California Agricultural Statistics Service
P.O. Box 1258
Sacramento, CA 95812
(916) 498-5161
FAX: (916) 498-5186
E-mail: nass-ca@nass.usda.gov

APPENDIX B



EXHIBIT B
POR. SECS. 1 & 12, T.8N., R.11E., M.D.M.
94:21
1" = 400'
P.16
BK.46
P.08
BK. 95
P.16
BK. 95
P.23
PARCEL J
PARCEL I
OMO RANCH ROAD
DORADO CANYON
WUNDERBAR LANE
AUKUM VIEW LANE
W 1/4 COR. SEC. 12
2800 OMO Ranch Road
Winery Site

APPENDIX C

FARM LEASE

Robert Allen Routon and Sheila D. Routon (Landlord), husband and wife, 2700 Omo Ranch Road, Fairplay, California 95684, hereby lease to Chateau Routon, Inc., a California corporation, 2700 Omo Ranch Road, Fairplay, California 95684, the real property, "leased premises," in the County of El Dorado, State of California, described as follows:

Assessor's Parcel No. 094-210-30-100 consisting of approximately 30.16 acres located in the unincorporated area of El Dorado County, California, described as Parcel B, as said Parcel is shown on that certain Parcel Map entitled "A portion of Section 12, T.8N., R, 11E., M.D.M.", filed October 30, 1987 in the office of the County Recorder of El Dorado County in book 38 of Parcel Maps, at Page 7. Excepting therefrom any portion lying within the Southeast 1/4 of section 12 Township 8 North, Range 11 East, M.D.M.

This lease is subject to the following terms and conditions.

Term of Lease

1. The term of this lease shall be for a period of 30 years, commencing on November 1, 2003, and ending on October 31, 2033.

Rent

2. As rental for the lease premises:

(a) Tenant agrees to pay to Landlord a total rent of $2,500 per year, payable in cash or by certified check, money order, or any other form of payment acceptable to Landlord, without deduction or offset. Payment shall be made on the first day of each month, commencing January 10, 2004, at 2700 Omo Ranch Road, Fairplay, California, or any other place or places that may be designated by Landlord in a written notice to Tenant given in the manner prescribed in paragraph 23 of this lease.

(b) Tenant shall pay all property taxes on the leased premises and any and all other taxes, levies, charges and/or fees of whatsoever nature which are levied and/or assessed by any relevant entity with respect to the leased premises.

Use of Leased Premises

3. The leased premises are demised to Tenant for the following purposes and for no other purpose except with the prior written consent of Landlord:

(a) The planting, growing, and harvesting of agricultural crops, specifically crops of wine grapes;

(b) Tenant engaged in farming activities on the leased premises;

(c) Construction of a building for the purpose of winemaking, wine storage and appropriate activities ancillary to winemaking and wine storage.

(d) Conducting the business of a vineyard and winery, including reasonable activities related thereto.

Reserved Rights and Easement

4. Landlord reserves:

(a) The right for themselves, their family members, guests, invitees and visitors to ride horses and/or hike on the trails throughout the leased premises and general rights of ingress and egress related thereto;

(b) The right to construct, at their own expense and maintain at their own expense, a riding ring/horse presentation ring on the leased premises for their own separate purposes, including but not limited to riding, presenting, exercising and/or training horses owned by Ascension Arabians, a proprietorship of Landlord, and/or such other horses as Landlord and/or their employees, agents and/or servants may designate, including general rights of ingress and egress related thereto.

Operations on Leased Premises

5. (a) Tenant shall carry on all of the activities specified under Paragraph 3 lawfully and in accordance with good husbandry and the best practices of the farming community in which the leased premises are situated. If Tenant fails to take any required action or conduct any operation lawfully and/or in accordance with the best course of husbandry practiced in the farming community surrounding the leased premises, Landlord may, after giving Tenant 30 days written notice of the failure in the manner prescribed in Paragraph 23 of this lease, enter the leased premises and take any reasonable action Landlord may deem necessary to protect Landlord's interest in this lease and the leased premises. Tenant agrees to reimburse Landlord on demand for the costs of any reasonable actions taken by Landlord in accordance with the provisions of this paragraph.

(b) Tenant shall, at Tenant's cost and expense, comply with any and all laws, ordinances, rules, regulations, requirements, and orders present or future, of any federal, state, county or municipal governments which may in any way apply to the use, maintenance, operations, or production of crops on the leased premises, or the sale or disposition of those crops.

(c) Tenant agrees not to apply pesticides, insecticides, fungicides, herbicides, or other chemical treatments that will have a residual effect beyond the term of this lease except with the prior written consent of Landlord.

Operating Costs

6. Tenant shall pay all costs in connection with Tenant's operations on the leased premises, including but not limited to costs of preparing the leased premises for planting of crops, production costs, costs of tools and labor, electricity and other utilities, and any tax or assessment imposed on the leased premises by the any irrigation district for the provision of water required by Tenant, and/or any other duly constituted authority.

Taxes and Assessments

7. Tenant shall pay, before delinquency, all personal property taxes or assessments levied on Tenant's personal property situated in or about the leased premises during the term of this lease. On demand, Tenant shall provide to Landlord satisfactory evidence of payment of taxes. Landlord shall be responsible for the payment of real property taxes or assessments levied on the leased premises.

8. Tenant shall, at all times during the term of this lease, maintain and keep in force insurance coverage with insurers approved by Landlord which will adequately protect both Tenant and Landlord against public liability and property damage on the leased premises. The minimum coverage required by this paragraph shall be $_____ bodily injury per individual, $_____ per occurrence, and $_____ property damage. Proof of the insurance coverage obtained by Tenant shall be given to Landlord within 30 days after execution of this lease. Any contract entered into by Tenant for insurance coverage on the leased premises shall include a provision requiring timely notice to Landlord in the event of cancellation of coverage by the insurer. Tenant is also responsible for any workers' compensation insurance required under state law.

Maintenance

9. Tenant shall, at Tenant's own expense, keep and maintain the leased premises, all improvements on the premises (except the riding ring/presentation ring described in paragraph 4) and all facilities appurtenant to the leased premises, in good order and repair and in as safe and clean a condition as they were when received from Landlord, reasonable wear and tear excepted.

Waste or Nuisance

10. Tenant shall not commit, or permit others to commit, any waste on the leased premises. Tenant shall not maintain, commit, or permit the maintenance or commission of any

nuisance as defined by California Civil Code Section 3479 on the leased premises. Tenant shall not use or permit the use of the leased premises for any unlawful purpose.

Alterations and Mechanics' Liens

11. (a) Tenant shall not make or permit any alterations or improvements to the leased premises without the prior written consent of Landlord. On termination or expiration of this lease, all improvements and alterations other than trade fixtures shall be the property of Landlord, and no reimbursement to Tenant shall be required. Tenant shall remove all trade fixtures placed by Tenant on the leased premises within 90 days after the expiration of this lease.

(b) Tenant shall keep the premises free and clear of any and all liens arising out of any work performed or materials furnished at the request of Tenant, or obligations incurred by Tenant.

Inspection by Landlord

12. Tenant shall permit Landlord or Landlord's agents, representatives or employees to enter the leased premises at all reasonable times to determine whether Tenant is complying with the terms of this lease and for the purpose of doing other lawful acts that may be necessary to protect the Landlord's interest in the leased premises.

Acceptance by Tenant

13. Tenant accepts the leased premises, as well as the improvements on the premises and facilities appurtenant to the premises, in their present condition. Tenant agrees with, and represents to Landlord, that the leased premises have been inspected by its representatives and that Tenant has been assured by means independent of Landlord or Landlord's agents of the truth of all facts material to this lease and that the leased premises are being leased by Tenant as a result of its inspection and investigation and not as a result of any representations made by Landlord or Landlord's agents.

Indemnification of Landlord

14. Throughout the term of this lease, Tenant shall indemnify and hold Landlord harmless from all damages, injuries, or claims arising in or about the leased premises or arising from Tenant's operations on the leased premises.

Assignment and Subleasing

15. Tenant shall not assign, transfer, or encumber this lease or any interest in this lease without the prior written consent of Landlord. Tenant shall not sublease all or any part of the leased premises or allow any persons other than Tenant's agents, family, or employees to occupy

or use all or any part of the leased premises without the prior written consent of Landlord. Landlord's consent to one assignment, sublease, occupation, or use by another person shall not be deemed to be a consent to any subsequent assignment, sublease, occupation, or use by any other person. Any assignment or subleasing without the prior written consent of Landlord shall be void. The consent of Landlord to the assignment or subleasing of any interest in this lease by Tenant shall not be unreasonably withheld.

Default by Tenant

16. The occurrence of any of the following shall constitute a material default and breach of this lease by Tenant:

(a) Any failure by Tenant to pay the rent or to make any other payment required to be made by Tenant under this lease (when that failure continues for 10 days after written notice of the failure is given by Landlord to Tenant);

(b) The abandonment or vacation of the Premises by Tenant;

(c) A failure by Tenant to observe and perform any other provision of this lease to be observed or performed by Tenant, when that failure continues for 30 days after written notice of Tenant's failure is given by Landlord to Tenant; provided, however, that if the nature of that default is such that it cannot reasonably be cured within a 30 day period, Tenant shall not be deemed to be in default if Tenant commences that cure within 30 day period and thereafter diligently prosecutes it to completion; or

(d) The making by Tenant of any general assignment for the benefit of creditors; the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or of a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant, it is dismissed within 60 days); the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this lease, when possession is not restored to Tenant within 30 days; or the attachment, execution, or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this lease, when that seizure is not discharged within 30 days.

The notices provided for in subsections (a) through (c) of this paragraph are not intended to replace, but rather are in addition to, any required statutory notices for unlawful detainer proceedings under Code of Civil Procedure Section 1161 et seq.

Recovery of Damages on Tenant's Default

17. In the event of any default by Tenant under this lease, in addition to any other remedies available to Landlord at law or in equity, Landlord shall have the right to terminate this lease and all rights of Tenant under this lease by giving written notice of the termination. No act

of Landlord shall be construed as terminating this lease except written notice given by Landlord to Tenant advising Tenant that Landlord elects to terminate the lease. In the even Landlord elects to terminate the lease, Landlord may recover from Tenant all of the following:

(a) The worth at the time of award of any unpaid rent that had been earned at the time of the lease's termination;

(b) The worth at the time of award of the amount by which the unpaid rent that would have been earned after the lease's termination until the time of award exceeds the amount of rental loss that Tenant proves could have been reasonably avoided;

(c) The worth at the time of award of the amount by which the unpaid rent for the balance of the term of this lease after the time of award exceeds the amount of rental loss that Tenant proves could be reasonably avoided; and

(d) Any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant's failure to perform its obligations under this lease.

Landlord's Right to Continue Lease in Effect After Breach

18. If Tenant breaches this lease and abandons the Premises before the natural expiration of this lease's term, Landlord may continue this lease in effect by not terminating Tenant's right to possession of the Premises, in which event Landlord shall be entitled to enforce all its rights and remedies under this lease, including the right to recover the rent specified in this lease as it becomes due under this lease. For as long as Landlord does not terminate this lease, Tenant shall have the right to assign or sublease the Premises with the Landlord's prior written consent. Landlord shall not unreasonably withhold consent.

Condemnation

19. (a) If all or any part of the lease premises is taken by any public or quasi-public agency or entity under the power of eminent domain during the term of this lease,

(1) Either Landlord or Tenant may terminate this lease by giving the other 30 days' written notice of termination; provided, however, that Tenant cannot terminate this lease unless the portion of the leased premises taken by eminent domain is so extensive as to render the remainder of the premises useless for the uses permitted by this lease; and

(2) If only a portion of the leased premises is taken by eminent domain and neither Landlord nor Tenant terminates this lease, the rent thereafter payable under this lease shall be reduced by the same percentage that the total acres of the portion taken by eminent domain bears to the total acreage of the leased premises.

(b) Any and all damages and compensation awarded or paid because of a taking of the leased premises shall belong to Landlord, and Tenant shall have no claim against Landlord or the entity exercising eminent domain power for the value of the unexpired term of this lease or any other right arising from this lease.

Oil, Gas, and Mineral Rights

20. All rights in any and all minerals, oil, gas, and other hydrocarbons located on or under the leased premises are reserved to Landlord and are particularly excepted from the property covered by the terms of this lease. Tenant hereby grants to Landlord, Landlord's agents and licensees, and tenants of these rights, a right of entry and right of way for access to the leased premises for the exploration, drilling, and mining of minerals, gas, oil, and other hydrocarbons on or under the leased premises. Landlord, however, shall reimburse Tenant for any interference with the quiet enjoyment or agricultural operations on the leased premises arising from exploration, drilling, or mining operations performed by Landlord, Landlord's agents and licensees, and tenants of these rights.

Hunting Rights

21. All of the hunting rights and privileges on the leased premises are reserved to Landlord. Tenant agrees that it will not permit any hunting on the leased premises without the prior written consent of Landlord.

Attorney's Fees

22. If any litigation and/or arbitration and/or other proceeding is commenced between the parties to this lease concerning the Premises, this lease, or the rights and duties of either in relation to the Premises or to this lease, the party prevailing in that litigation shall be entitled to, in addition to any other relief that may be granted in the litigation, a reasonable sum as and for its attorneys' fees in that litigation that are determined by the court in that litigation or in a separate action brought for that purpose.

Notices

23. Except as otherwise expressly provided by law, any and all notices or other communications required or permitted by this lease or by law to be served on or given to either party by the other party shall be in writing and shall be deemed duly served and given when personally delivered to the party to whom they are directed, or in lieu of personal service when deposited in the United States mail, first-class postage prepaid, addressed to Tenant at 2700 Omo Ranch Road, Fairplay, CA 95684, or to Landlord at 2700 Omo Ranch Road, Fairplay, CA 95684. Either party may change its address for the purpose of this paragraph by giving written notice of the change to the other party in the manner provided in this paragraph.

Binding on Heirs and Successors

24. This lease and each of its provisions shall be binding on and shall inure to the benefit of the respective heirs, devisees, legatees, executors, administrators, trustees, successors and assigns of the parties to this lease. Nothing contained in this paragraph shall be construed as a consent by Landlord to any assignment of this lease or any interest in this lease by Tenant except as provided in Paragraph 14 of this lease.

Time of Essence

25. Time is of the essence of this lease and each provision contained within, and each provision is made and declared to be a material, necessary, and essential part of this lease.

Sole and Only Agreement

26. This instrument constitutes the sole and only agreement between Landlord and Tenant respecting the Premises, the leasing of the Premises to Tenant, or the lease term created under this lease, and correctly sets forth the obligations of Landlord and Tenant to each other as of its date. Any agreements or representations respecting the Premises or their leasing by Landlord to Tenant not expressly set forth in this instrument are null and void. This lease may not be extended, amended, modified, altered, or changed, except in a writing signed by Landlord and Tenant.

Effect of Partial Invalidity

27. If any term or provision of this lease or any application of this lease shall be held invalid or unenforceable, the remainder of this lease and any application of the terms and provisions shall remain valid and enforceable under this lease or California law.

Governing Law

28. This agreement shall be governed by and construed in accordance with the laws of the State of California.

Waiver

29. The waiver by Landlord of any breach by Tenant of any of the provisions of this lease shall not constitute a continuing waiver or a waiver of any subsequent breach by Tenant

either of the same or of another provision of this lease.

Executed on 11-15-03, at Fairplay, El Dorado County, California.

LANDLORD

Robert Allen Routon

Robert Allen Routon, Individually
for Robert Allen Routon and Sheila D. Routon

CHATEAU ROUTON, INC.

By: Robert Allen Routon
Robert Allen Routon, President

APPENDIX D

CALL OPTION AGEEMENT

AGREEMENT

1. PARTIES

The parties to this Agreement are ROBERT A. ROUTON and SHEILA D. ROUTON (hereinafter collectively "ROUTONS") on one hand, and CHATEAU ROUTON, INC., (hereinafter "CRI") a California corporation on the other hand.

2. PURPOSE

The purpose of this Agreement is to convey to CRI an option to buy grapes grown on land owned by ROUTONS at a price ten percent (10%) less than the price listed in the California Agricultural Statistics Service ("CASS") Crush Report, subject to the terms and conditions of this Agreement.

3. PRICE

The price to be paid by CRI to ROUTONS shall be determined as follows:

4.1 CRI shall advance all of the ordinary care and maintenance expenses for the vineyard on ROUTONS farm premises on Omo Ranch Road, Fairplay, California, including, without limitation, vineyard manager fees, contract labor fees, fertilizer, and pest control.

4.2 Payments made by CRI pursuant to paragraph 4.1 above shall apply to the exercise price to be paid to ROUTONS. control.

4.3 The price to be paid to ROUTONS shall be ninety percent (90%) of the price listed in the CASS Final Crush Report for the year, for that variety of grape, in Region 10. Region 10 of CASS is the geographical region within California in which ROUTONS vineyard is situated. In the event that there is no dollar per ton figure for Region 10 in the CASS Final Crush Report for the particular varietal of grape which has been acquired by CRI (this could apply to Toriega grapes or perhaps one or the other Portuguese grape varietals), then the figure to be used as benchmark to apply the ninety percent (90%) to, will be the statewide average for that particular grape, adjusted by multiplying that statewide average figure times a ratio, the numerator of which will be the average price for all red wine grapes grown in Region 10 for the year in issue and the denominator of which is the average price of red wine grapes for California as a whole. For example, if the average price for red wine grapes in Region 10 were $750 per ton and the average price for that same year for red wine grapes in the State of California as a whole were $500 per ton, then 1.5 (750/500 = 1.5) times the statewide average price for the varietal that was not listed in Region 10's Final Crush Report for that year, but which was acquired by CRI from ROUTONS.

4. EXERCISE

CRI must communicate its decision in writing to ROUTONS on or before July 1 of each year to exercise its options. In the event that the option is not exercised in writing on or before July 1 of a particular year, ROUTONS will be free to sell the crop from the ROUTONS vineyards to any third party, and the only obligation of ROUTONS to CRI with respect to that crop is that upon the collection of the proceeds of the sale of the crop, ROUTONS will reimburse CRI for expenses incurred by CRI prior to CRI's election not to exercise its option.

5. CRI RIGHTS

CRI may exercise its option to purchase the ROUTONS vineyard crop at any time prior to July 1 of any given year. In the event that CRI expressly declines to exercise its option for a particular year, CRI will have no obligation other than to advance the costs of maintenance of the ROUTON vineyard, set forth above in paragraph 4.1. In the event of a declination of CRI to exercise its option, CRI will upon declining to exercise its option become a secured creditor of ROUTONS to the extent of the funds advanced by CRI under this Agreement. This security interest shall attach to the crush from the ROUTONS vineyard. The security interest created by this clause will be extinguished upon repayment to CRI of funds expended on the ROUTONS vineyard during the year in issue.

6. GENERAL PROVISIONS

This is the entire agreement of the parties with respect to its subject matter. It may be amended only by a subsequent writing, signed by both parties. In the event of a dispute which relates in any way to this Agreement, the matter shall be resolved by binding arbitration before a single arbiter, to be agreed upon by the parties, or if no arbitrator is agreed upon, then pursuant to the commercial arbitration rules of the American Arbitration Association with jurisdiction and venue in El Dorado County, California. The prevailing party shall be entitled to an award of attorneys' fees and costs.

The headings and captions of this Agreement are for convenience only, and do not add or subtract to the text. In the event of any controversy that relates in any way to this agreement, the agreement shall be interpreted fairly, according to the fair meaning of the words used, and not strictly for or against either party. This Agreement shall be construed and interpreted in accordance with California law, applicable to contracts to be wholly performed therein.

ROBERT A. ROUTON

SHEILA D. ROUTON

CHATEAU ROUTON, INC.

By: ROBERT A. ROUTON, President